Éléonore Gold Project

Quebec, Canada

NI 43-101 Technical

Report

Effective Date: January 26, 2012

Qualified Persons:

Mr. Carl Michaud Eng.

Mr Eric Chen P.Geo

Mr. Jacques Simoneau P.Geo

Mr. Andy Fortin Eng.

Ms Maryse Belanger, P.Geo.

CERTIFICATE OF QUALIFIED PERSON

I, Carl Michaud, Eng., as an author of this report entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012, prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Chief Engineer, Éléonore Project, Goldcorp Inc., 853 boul. Rideau, Rouyn-Noranda, Quebec, Canada J9Y 0G3.

2.	This certificate applies to the technical report “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012, (the “Technical Report”).

3.

I graduated with a B.Sc. degree in Mine Engineering from Universite Laval, in 1996. I am a member in full standing of the Ordre des Ingenieurs du Quebec, under identification number 117090. I have worked as a Junior Mine Engineer from May 1996 to 1998. Following this experience, I obtained my professional registration, and I have worked as a Mining Engineer for a total of 12 years, with Mines Mcwatter, Ressources Campbell, Orica Canada inc. and Goldcorp Inc.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I have visited the Éléonore Gold Project on a regular basis since May, 2010.

6.	I am responsible for Sections 1.12, 1.13, 1.14, 1.22, 15 (all sections), 16 (all sections), 18.1.1 to 18.1.6, 18.6, 24.1, 25.6, 25.7, 25.9(part), 25.14 and 25.15 of the Technical Report.

7.	I am not an independent qualified person as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I have no prior involvement with the property .

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March, 2012

(signed and sealed) “Carl Michaud”
Carl Michaud, Eng.
Chief Engineer, Éléonore Project
Goldcorp Inc.

Certificates

CERTIFICATE OF QUALIFIED PERSON

I, Eric Chen, P. Geo., as an author of this report entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Superintendant of Long Range Planning & Modelling, Peñasquito Mine, Goldcorp Inc., at Av. Universidad 103, Col. Lomas del Patrocinio, 98060 Zacatecas, Zac, Mexico.

2.	This certificate applies to the technical report “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 (the “Technical Report”).

3.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated with a Bachelor of Science degree in geology from Peking University in 1991. I have practiced my profession continuously since 1991 and have been involved in mineral exploration for copper, gold, silver and in open pit and underground geology, ore control, resource modeling for gold, copper, silver, lead, zinc, and iron ore in Canada, United States, Mexico, Turkey, China, and Brazil. I have worked as a geologist for a total of 20 years.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Éléonore Gold Project from June 3 until June 10, 2009 for eight days.

6.	I am responsible for Section 14.0 “Mineral Resource Estimates” of the Technical Report.

7.	I am not an independent qualified person as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I was first involved in the mineral resource estimate work of Éléonore project in the year 2009.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March, 2012

(signed) “Eric Chen”
Eric Chen, P. Geo.,
Superintendant of Long Range Planning & Modelling, Peñasquito Mine, Goldcorp Inc.

Certificates

CERTIFICATEpgss

OF QUALIFIED PERSON

I, Jacques Simoneau, P.Geo., as an author of this report entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Exploration Manager, Éléonore Project, Goldcorp Inc., 853 boul. Rideau, Rouyn-Noranda, Quebec, Canada, J9Y 0G3.

2.	This certificate applies to the technical report “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 (the “Technical Report”).

3.

I am a graduate of Université de Montréal with a BSc in Geology in 1988. I am an exploration geologist and have been practicing my profession continuously since 1988. I am a Professional Geoscientist registered with the Ordre des Géologues du Québec (OGQ #737) and of the Association of Professional Engineers, Geologists and Geophysicists of NWT and Nunavut (NAPEGG #1503).

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I have been working on the Éléonore Project full time since April 1st, 2006.

6.	I am responsible for Sections 6 to 13 of the Technical Report.

7.	I am not an independent qualified person as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I have no prior involvement with the property.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March, 2012

(signed) “Jacques Simoneau”
Jacques Simoneau, P.Geo., Exploration Manager, Éléonore Project Goldcorp Inc.

Certificates

CERTIFICATE OF QUALIFIED PERSON

I, Andy Fortin, Eng., as an author of this report entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Manager, Process and Surface Operations, Éléonore Project, Goldcorp Inc., 333, 3ième Rue, Bureau 2, Chibougamau, Québec, Canada, G8P 1N4.

2.	This certificate applies to the technical report “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 (the “Technical Report”).

3.

I am a member of Ordre des Ingénieurs du Québec. I graduated with a Bachelor of Science degree in Metallurgy from Laval University in 1995. I have a background of 16 years in gold mineral processing, through three gold mine projects and two process plant expansions. I occupied several positions as Chief Metallurgist, Operation General Foreman, Project Manager and Process Plant Manager. I developed an expertise in process plant start-up and gold mineral processing. I have worked as a senior manager level for a total of 12 years.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Éléonore Gold Project from December 5th until December 15th for eight days.

6.	I am responsible for Sections 13.0 “Mineral Processing and Metallurgical Testing”; 17.0 “Recovery Methods” and 18.2 “Surface Infrastructures” of the Technical Report.

7.	I am not an independent qualified person as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I was first involved in the metallurgical testing and gold recovery methods in January, 2011.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March, 2012

(signed and sealed) “Andy Fortin”
Andy Fortin, Eng.
Manager, Process and Surface Operations, Éléonore Project
Goldcorp Inc.

Certificates

CERTIFICATE OF QUALIFIED PERSON

I, Maryse Belanger, P.Geo., as an author of this report entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012, prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Vice President Technical Services, Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada, V6C 2X8

2.	This certificate applies to the technical report entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2012 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree (BSc) in Earth Sciences from the Université du Québec à Chicoutimi in 1985. I studied Geostatistics at the Centre de Géostatistique in Fontainbleau, France in 1986. I have worked as a geologist for a total of 25 years. I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO) with Registration No. 0125

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I have visited the Éléonore Gold Project since November 2009, with the last site visit occurring between June 27 and July 1, 2011.

6.	I am responsible for Sections 1, 2, 3, 4, 5, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 of the Technical Report.

7.	I am not an independent qualified person as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I have been involved with the Éléonore Gold Project since 2009 in my capacity as Vice President Technical Services

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March, 2012

(signed and sealed) “Maryse Belanger”

Maryse Belanger, P. Geo.,

Vice President Technical Services,

Goldcorp Inc.

Certificates

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

CONTENTS

1.0	SUMMARY			1-1
	1.1	Location, Climate, and Access		1-1
	1.2	Agreements and Royalties		1-1
	1.3	Mineral Tenure and Surface Rights		1-2
	1.4	Environment, Permitting and Socio-Economics		1-2
	1.5	Geology and Mineralization		1-3
	1.6	Exploration		1-4
	1.7	Drilling		1-5
	1.8	Sample Analysis and Security		1-6
	1.9	Data Verification		1-7
	1.10	Metallurgical Testwork		1-8
	1.11	Mineral Resource Estimate		1-8
	1.12	Mineral Reserve Estimate		1-10
	1.13	Proposed Mine Plan		1-12
	1.14	Future Development Strategy		1-13
	1.15	Proposed Process Plan		1-14
	1.16	Infrastructure Considerations		1-15
		1.16.1	Access Road	1-15
		1.16.2	Airstrip	1-15
		1.16.3	Power Supply	1-16
		1.16.4	Water	1-16
		1.16.5	Fuel	1-16
		1.16.6	Infrastructures	1-16
	1.17	Markets and Contracts		1-17
	1.18	Capital and Operating Cost Estimates		1-17
	1.19	Financial Analysis		1-18
	1.20	Sensitivity Analysis		1-20
	1.21	Conclusions		1-20
	1.22	Preliminary Development Schedule		1-21
	1.23	Recommendations		1-21

2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-1
	2.3	Site Visits and Scope of Personal Inspection		2-2
	2.4	Effective Dates		2-3
	2.5	Information Sources and References		2-3
	2.6	Previous Technical Reports		2-4

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Project History		4-1
	4.2	Mineral Tenure		4-1
	4.3	Surface Rights		4-3
	4.4	Royalties		4-6
	4.5	Agreements		4-6
	4.6	Permits		4-6
	4.7	Environment		4-6

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

	4.8	Social Licence		4-6
	4.9	Comment on Section 4		4-7

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-2
	5.5	Comment on Section 5		5-3

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Local Geology		7-4
		7.2.1	Metasedimentary Units	7-4
		7.2.2	Intrusive Units	7-5
		7.2.3	Structure	7-5
	7.3	Roberto Deposit		7-6
	7.4	Exploration Targets		7-9
	7.5	Comments on Section 7		7-9

8.0	DEPOSIT TYPES			8-1
	8.1	Comment on Section 8		8-2

9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Geological and Structural Mapping		9-2
	9.3	Geochemistry		9-3
	9.4	Geophysics		9-3
	9.5	Trenches		9-8
	9.6	Theses		9-10
	9.7	Exploration Potential		9-11
	9.8	Comment on Section 9		9-12

10.0	DRILLING			10-1
	10.1	Virginia Drilling		10-1
	10.2	Drilling Methods		10-8
	10.3	Field Procedures		10-8
	10.4	Geological Logging		10-9
	10.5	Recovery		10-10
	10.6	Collar Surveys		10-10
	10.7	Down-Hole Surveys		10-11
	10.8	Geotechnical and Hydrological Drilling		10-12
	10.9	Metallurgical Drilling		10-12
	10.10	Condemnation Drilling		10-12
	10.11	Drill Spacing		10-12
	10.12	Drill Sample Length/True Thickness		10-13
	10.13	Drill Intercepts		10-13
	10.14	Comment on Section 10		10-15

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			11-1
	11.1	Sampling Methods		11-1

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

		11.1.1	Geochemical Sampling	11-1
		11.1.2	Trench and Channel Sampling	11-1
		11.1.3	Drill Sampling	11-1
	11.2	Metallurgical Sampling		11-2
	11.3	Density/Specific Gravity Determinations		11-2
	11.4	Analytical and Test Laboratories		11-3
	11.5	Sample Preparation and Analysis		11-5
		11.5.1	Expert Sample Preparation Procedures	11-5
		11.5.2	ALS Chemex Sample Preparation Procedures	11-5
		11.5.3	Actlabs Sample Preparation Procedures	11-5
		11.5.4	Expert Analytical Procedures	11-6
		11.5.5	ALS Chemex Analytical Procedures	11-6
		11.5.6	Actlabs Analytical Procedures	11-6
	11.6	Quality Assurance and Quality Control		11-6
		11.6.1	Expert	11-6
		11.6.2	ALS Chemex	11-6
		11.6.3	Actlabs	11-7
		11.6.4	Virginia Gold	11-7
		11.6.5	Opinaca	11-7
	11.7	Databases		11-8
	11.8	Security		11-9
		11.8.1	Sample Security	11-9
		11.8.2	Sample Storage	11-9
	11.9	Comment on Section 11		11-9

12.0	DATA VERIFICATION			12-1
	12.1	Smee (2007)		12-1
	12.2	SRK Consulting (2007)		12-1
	12.3	G.N. Lustig Consulting Ltd (2007)		12-1
	12.4	G.N. Lustig Consulting Ltd (2008)		12-2
	12.5	Goldcorp		12-2
	12.6	Comment on Section 12		12-2

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Testwork		13-1
		13.1.1	Metallurgical Testwork 2006	13-1
		13.1.2	Metallurgical Testwork 2007	13-5
		13.1.3	Metallurgical Testwork 2008	13-6
	13.2	Comminution Tests		13-9
	13.3	Gravity		13-10
	13.4	Flotation		13-15
		13.4.1	Collector Suite Optimisation	13-15
		13.4.2	Grind Size Optimisation	13-15
		13.4.3	Flotation Test Work Results	13-17
	13.5	Cyanidation		13-17
		13.5.1	Cyanidation Test Work on Flotation Concentrates	13-17
		13.5.2	Cyanidation Test Work on Gravity and Flotation Tailings	13-19
	13.6	Process Flowsheet Development (SGS Lakefield test work in 2010).		13-21
	13.7	Cyanide Detoxification		13-25
	13.8	Sedimentation and Filtration Tests on Tailings		13-26
		13.8.1	Thickening Tests	13-26
		13.8.2	Filtration Tests	13-27

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

	13.9	Paste Backfill		13-28
	13.10	Projected Gold Recovery		13-29
	13.11	Comment on Section 13		13-32

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Basis of Estimate		14-1
	14.2	Geological Models		14-2
	14.3	Exploratory Data Analysis		14-3
	14.4	Grade Capping		14-3
	14.5	Composites		14-4
	14.6	Variography		14-5
	14.7	Estimation		14-5
	14.8	Block Model Validation		14-6
	14.9	Validation of Goldcorp Single Block Model		14-6
	14.10	Classification of Mineral Resources		14-6
	14.11	Reasonable Prospects of Economic Extraction		14-8
	14.12	Mineral Resource Statement		14-8
	14.13	Comment on Section 14		14-9

15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Estimation Procedure		15-1
	15.2	Dilution		15-3
	15.3	Mining Widths		15-3
	15.4	Mining Extraction and Ore Losses		15-3
	15.5	Conversion Factors from Mineral Resources to Mineral Reserves		15-4
	15.6	Mineral Reserve Statement		15-4
	15.7	Comment on Section 15		15-5

16.0	MINING METHODS			16-1
	16.1	Geotechnical Considerations		16-1
		16.1.1	Rock Mass Quality	16-1
		16.1.2	Stope Design	16-2
		16.1.3	Ground Support	16-2
		16.1.4	Backfill	16-3
		16.1.5	Surface Crown Pillar	16-4
		16.1.6	Hydrological Considerations	16-4
	16.2	Project Infrastructure		16-6
	16.3	Proposed Mine Plan		16-6
		16.3.1	Production Rate	16-9
		16.3.2	Projected Mine Life	16-10
		16.3.3	Ventilation	16-14
		16.3.4	Explosives	16-14
		16.3.5	Loading	16-14
		16.3.6	Equipment Fleet	16-15
		16.3.7	Dewatering Considerations	16-15
		16.3.8	Communication System	16-16
		16.3.9	Backfill	16-17
	16.4	Wall Over-break Mining Dilution		16-17
	16.5	Production Reconciliation		16-18
	16.6	Production Schedule		16-18
	16.7	Comment on Item 16		16-18

17.0	RECOVERY METHODS			17-1

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

	17.1	Process Flowsheet Summary		17-1
	17.2	Crushing Circuit		17-3
	17.3	Grinding Circuit		17-3
	17.4	Gravity Circuit and Intensive Cyanidation		17-4
	17.5	Flotation Circuit		17-4
	17.6	Flotation Tails Leaching and CIP Circuit		17-4
	17.7	Flotation Concentrate Leaching and CIP Circuit		17-6
	17.8	Carbon Elution Circuit and Carbon Regeneration		17-7
	17.9	Electrowinning and Refining		17-8
	17.10	Cyanide Destruction		17-9
	17.11	Filtration Plant		17-9
	17.12	Paste Backfill Plant		17-9
	17.13	Fresh and Process Water Supply		17-10
	17.14	Comments on Section 17		17-11

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Underground Infrastructure		18-1
		18.1.1	Gaumond/Ventilation Shaft	18-1
		18.1.2	Surface Ramp	18-2
		18.1.3	Loading Station	18-2
		18.1.4	Shaft Bottom Ramp	18-3
		18.1.5	Ore/Waste Passes	18-3
		18.1.6	Ventilation Raise	18-4
	18.2	Surface Infrastructure		18-4
		18.2.1	Waste Dumps	18-4
		18.2.2	Tailings Facility	18-6
		18.2.3	Main Camp	18-8
		18.2.4	Service Buildings	18-9
		18.2.5	Process Facilities	18-10
		18.2.6	Terminal and Airstrip	18-11
	18.3	Electrical Power		18-11
	18.4	Fuel Storage		18-13
		18.4.1	Airstrip Tank Farm	18-13
		18.4.2	The Depot (Mine Site)	18-13
		18.4.3	Fuel Station	18-14
	18.5	Water Management		18-14
		18.5.1	Potable Water for Campsite and Industrial Area	18-14
		18.5.2	Wastewater Collection and Treatement	18-15
		18.5.3	Industrial Effluent Water Collection and Treatment	18-16
	18.6	Workforce		18-19
	18.7	Comment on Section 18		18-24

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Comment on Section 19		19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Baseline Studies		20-1
	20.2	Environmental Issues		20-1
	20.3	Closure Plan		20-2
	20.4	Permitting		20-4
	20.5	Considerations of Social and Community Impacts		20-5
		20.5.1	First Nations	20-5

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

		20.5.2	Community Consultations	20-6
		20.5.3	Archaeology	20-6
	20.6	Comment on Section 20		20-7

21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Costs		21-1
	21.2	Operating Costs		21-2
	21.3	Comment on Section 21		21-7

22.0	ECONOMIC ANALYSIS			22-1
	22.1	Basis of Estimate		22-1
	22.2	Taxation Considerations		22-1
	22.3	Royalty Considerations		22-1
	22.4	Cree Payment		22-2
	22.5	Capital and Operating Costs		22-2
	22.6	Other Assumptions		22-2
	22.7	Financial Analysis		22-2
	22.8	Sensitivity Analysis		22-6
	22.9	Comment on Section 20		22-6

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
	24.1	Preliminary Development Schedule		24-1
	24.2	Future Development Strategy		24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Mineral Tenure, Surface Rights, Agreements, and Royalties		25-1
	25.2	Geology and Mineralization		25-1
	25.3	Exploration, Drilling, and Data Analysis		25-1
	25.4	Metallurgical Testwork		25-3
	25.5	Mineral Resource Estimation		25-3
	25.6	Mineral Reserve Estimation		25-4
	25.7	Mine Plan		25-5
	25.8	Proposed Process Plant		25-6
	25.9	Infrastructure Considerations		25-7
	25.10	Markets and Contracts		25-8
	25.11	Environmental, Social Issues and Permitting		25-8
		25.11.1	Environment	25-8
		25.11.2	Community	25-9
		25.11.3	Permitting	25-9
	25.12	Capital and Operating Cost Estimates		25-9
	25.13	Financial Analysis		25-10
	25.14	Preliminary Development Schedule		25-10
	25.15	Future Development Strategy		25-10
	25.16	Conclusions		25-11

26.0	RECOMMENDATIONS			26-1
	26.1	Phase 1		26-1
		26.1.1	Upper Mine – Phase 1 Exploration Program (surface to 650 m depth)	26-1
		26.1.2	Lower Mine – Phase 1 Exploration Program (650 m to 1,400 m depth)	26-1
		26.1.3	Exploration Drilling	26-2
	26.2	Phase 2		26-2

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

27.0	REFERENCES		27-1
	27.1	Bibliography	27-1

TABLES

Table 1-1:	Mineral Resource Estimate for the Éléonore Project, Effective Date December 31, 2011, Eric Chen, P.Geo	1-11
Table 1-2:	Mineral Reserve Statement for the Éléonore Project, Effective Date December 31, 2011, Carl Michaud Eng.	1-11
Table 1-3:	Summary Cashflow analysis	1-20
Table 4-1:	Description of the Claim Blocks	4-3
Table 4-2:	Work Requirement per Renewal Period	4-4
Table 4-3:	Surface Lease Summary Table	4-5
Table 4-4:	Quarry and Sand Pits	4-5
Table 4-5:	Royalties Payable, Based on Production and Gold Price	4-7
Table 9-1:	Summary of Exploration Work Carried Out on the Éléonore Project	9-2
Table 10-1:	Drill Hole Summary Table	10-2
Table 10-2:	Drill Intercept Summary Table (V: Virginia; G: Goldcorp)	10-14
Table 11-1:	Specific Gravity Summary Table	11-4
Table 11-2:	Metallurgical Testwork Laboratories	11-4
Table 13-1:	Sample Requirements for the Proposed Test Program	13-2
Table 13-2:	Chemical Analysis of Metallurgical Composites	13-3
Table 13-3:	Semi-Quantitative ICP Scan Results, Elevation Composites	13-4
Table 13-4:	Acid-Base Accounting Results	13-5
Table 13-5:	Composite Samples Head Analysis	13-7
Table 13-6:	Composite Samples Metallic-Screened for Gold Analysis	13-8
Table 13-7:	2008 Comminution and Metallurgical Samples	13-9
Table 13-8:	2008 Comminution and Metallurgical Samples	13-9
Table 13-9	Summary of Bond Testwork	13-11
Table 13-10:	Summary of Gravity-Recoverable Gold Tests Results (2006 to 2008)	13-13
Table 13-11:	Gravity-Recoverable Gold Tests Results for the Orebody Composites (2006)	13-14
Table 13-12:	Average GRG Separation Test Results	13-14
Table 13-13:	Collector Suite Optimisation	13-16
Table 13-14:	Flotation Testwork Results	13-19
Table 13-15:	Intensive Cyanidation Testwork Results, Orebody Composite Flotation Concentrate	13-20
Table 13-16:	Gravity Tailing Cyanidation Grind Size Optimisation Test Results	13-21
Table 13-17:	Flotation Tailing Cyanidation Grind Size Optimisation Test Results	13-21
Table 13-18:	Metallurgical Results from the Process Development Stage	13-22
Table 13-19:	Combined Overall Circuit Gold Recoveries	13-22
Table 13-20:	Overall Metallurgical Results for the FS-1 and FS-2 Flowsheets	13-25
Table 13-21:	Cyanide Detoxification Test Results	13-27
Table 13-22:	Thickener Tests Results Conducted by FLSmidth (Flotation Tails)	13-27
Table 13-23:	Overall Gold Recovery from the Grade Variability Recovery Composites	13-31
Table 13-24:	Overall Gold Recovery from the Grade Variability Recovery Composites (continued)	13-31
Table 14-1:	High Grade Capping on Au Assays – Main HG Veins	14-4

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Table 14-2:	High Grade Capping on Au Composites – Other Veins	14-4
Table 14-3:	Resource Model Estimation Plan	14-7
Table 14-4:	Mineral Resource Estimate for the Éléonore Project, Effective Date December 31, 2011, Eric Chen, P.Geo	14-10
Table 15-1:	Geometry Constraints	15-2
Table 15-2:	Probable Mineral Reserve Statement for the Éléonore Project, Effective Date December 31, 2011, Carl Michaud Eng.	15-5
Table 16-1:	Lateral and Vertical Development of the Pre-Production Period and the Life Of Mine	16-11
Table 16-2:	Projected Annual Ore Tonnage from Development and Stopes	16-13
Table 16-3:	Required Equipment Fleet to Support 3,500 t/day Production Rate	16-16
Table 16-4:	Pump characteristics and their localisation	16-16
Table 18-1:	Design Flows	18-17
Table 18-2:	Projected Workforce Requirement for the Mine Department	18-20
Table 18-3:	Estimated Workforce Requirement for the Mine Maintenance Department	18-21
Table 18-4:	Proposed Workforce Requirement for the Engineering and Geology Departments	18-21
Table 18-5:	Number of Contractor Employees	18-22
Table 18-6:	Projected Workforce Requirement for the Process Department	18-23
Table 18-7:	Projected Workforce Requirement for the Surface Department	18-24
Table 20-1:	Key Environmental Issues Identified at a Pre-Feasibility Study Level	20-3
Table 20-2:	Mine Closure Cost Forecast	20-4
Table 20-3:	Key Permits and Authorizations Required for Project Construction and Development	20-6
Table 21-1:	Initial Capital Cost Estimate	21-3
Table 21-2:	Sustaining Capital Cost Estimate	21-5
Table 21-3:	Operating Cost Estimates	21-6
Table 22-1:	Royalty Adjustment with Gold Price	22-3
Table 22-2:	Cashflow Analysis Years 1 to 8 (includes three years of pre-production)	22-4
Table 22-3:	Cashflow Analysis Years 9 to 14 (includes one year of post-production close-out)	22-5

FIGURES

Figure 1-1	Sensitivity Analysis	1-21
Figure 2-1:	Project Location Plan (2012)	2-2
Figure 4-1:	Mineral Tenure Plan	4-2
Figure 5-1:	Air photograph of the Éléonore Camp	5-3
Figure 7-1:	Geology of the La Grande and Opinaca Sub-Provinces and Volcano–Sedimentary Belts (2011)	7-2
Figure 7-2:	Project Geology Map (2011)	7-3
Figure 7-3:	Geology Map of the Roberto Deposit (2010)	7-7
Figure 7-4:	Roberto Deposit Section View, Looking North (2010). Vein envelopes are based on drilled thicknesses	7-8
Figure 9-1:	Plan Showing Till Sampling Sites (2008)	9-4
Figure 9-2:	Lake-Bottom Sediment Sampling: Anomalous Contour and Location of The Three Sector Of Interests (2010)	9-5
Figure 9-3:	2006 VTEM survey. Plan showing surveyed lines	9-6
Figure 9-4:	2006 VTEM Survey. Plan showing the apparent resistivity at 0.96ms	9-7

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Figure 9-5:	Induced Polarization Survey: Plan Showing Surveyed Lines Over The Roberto Area (2008)	9-9
Figure 9-6:	Induced Polarization Survey: Plan Showing Chargeability And Interpreted Anomalies (2008)	9-9
Figure 9-7:	Roberto Area, Location Of Trenches Performed By Goldcorp (2008)	9-11
Figure 10-1:	Drill Hole Location Plan, Exploration and Infill Drill Programs (2012)	10-3
Figure 10-2:	Regional Drill Hole Plan- Éléonore Property (2012)	10-4
Figure 10-3:	Metallurgical Drilling Collar Location (2012)	10-5
Figure 10-4:	Hydrological Drilling Collar Location Plan (2012)	10-6
Figure 10-5:	Geotechnical/Condemnation Drilling Collar Location Plan (2012)	10-7
Figure 10-6:	Cross-section (2800N) showing an example of Virginia Drilling, from Technical Report and Recommendations May 2005 Drilling Program, Éléonore Property, Quebec	10-9
Figure 13-1:	Comparison of the Bond Ball Mill Work Index for the Éléonore Ores and Values in the SGS Ball Mill Work Index Database	13-11
Figure 13-2:	Comparison of the Crushing Impact Work Index of the Éléonore Ores and Values in the SGS Crushing Impact Work Index Database	13-12
Figure 13-3:	Comparison of the Abrasion Index Values of the Éléonore Ores to Values in the SGS Abrasion Index Values Database	13-12
Figure 13-4:	Grind Size Optimisation, Orebody Composite Flotation	13-16
Figure 13-5:	Flotation Testwork Results, Gold Recovery	13-18
Figure 13-6:	Comparative Process Flowsheets	13-24
Figure 13-7:	Grade Variability Recovery Composite Test Work Flowsheet	13-30
Figure 13-8:	Projected Gold Recovery versus Head Grade	13-30
Figure 14-1:	Mineral Resource Model	14-2
Figure 15-1:	Locations of the North and South Zones Defined for MSO Simulations	15-2
Figure 16-1:	Longitudinal View Of The Economic Stopes And The Proposed Major Infrastructure	16-7
Figure 16-2:	Life of Mine Diagram	16-8
Figure 16-3:	Longitudinal Mining Method with Consolidated Backfill – Longitudinal Section	16-8
Figure 16-4:	Typical Level Plan View	16-10
Figure 16-5:	Annual Ore Tonnage Projections from Development and Stopes	16-12
Figure 17-1:	General Process Plant Flowsheet	17-2
Figure 17-2:	Plant Water Balance	17-11
Figure 18-1:	Aerial Plan Schematic of the Location of the Proposed Infrastructure	18-2
Figure 18-2:	General Arrangement of the 650-690 Loading Station	18-3
Figure 18-3:	General Arrangement On A Typical Level	18-5
Figure 18-4:	Section View Of A Typical Ore Pass Network	18-5
Figure 18-5:	Longitudinal Section Showing the Location of the Main Underground Infrastructure	18-6
Figure 18-6:	Design Tailing Area	18-7
Figure 22-1:	Sensitivity Analysis	22-7

APPENDICES

Appendix 1:	List of Claims

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

1.0	SUMMARY

Mr Carl Michaud Eng., Mr Andy Fortin Eng., Mr. Jacques Simoneau P.Geo., Ms Maryse Belanger P.Geo. and Mr. Eric Chen, P.Geo. prepared a Technical Report (the Report) for Goldcorp Inc (Goldcorp) on the wholly-owned Éléonore gold project (the Project) located in Quebec, Canada. The Project hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses.

This Report supports first-time disclosure of Mineral Reserves for the Project, and is based on an internal pre-feasibility study completed by Goldcorp in 2010, and updated in 2011. Goldcorp will be using the Report in support of the 2012 Annual Information Form filing.

The operating entity for the Project is a wholly-owned Goldcorp subsidiary, Les Mines Opinaca Ltée (Opinaca). For the purposes of this Report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies.

1.1	Location, Climate, and Access

The Éléonore Project is located in the Lake Ell area, in the northeastern part of the Opinaca reservoir of the James Bay region, in the Province of Quebec, Canada. The Project is located approximately 350 km north of the towns of Matagami and Chibougamau, and 825 km north of Montreal.

The Project area is characterized by cold winters and short, cool, summers. Precipitation varies throughout the year, reaching an average of two metres annually.

Currently, there is no permanent road access to the Éléonore property. A winter road, which is functional between January and early April, links the property to Hydro-Quebec’s Sarcelle hydro-electric facility. Workers are mobilized on site via a temporary year-round air strip located approximately 1.5 km north of the exploration camp.

1.2	Agreements and Royalties

A royalty payable on production from Éléonore to Virginia Mines Limited is set at 2.20% on the first 3 Moz of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.50%. The royalty payable in each period is adjusted up or down by an amount ranging between zero and 10%, depending on the gold price in effect during that period. Advanced payment of royalties of US$100,000 per month commenced on April 1, 2009.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

An annual payment is required to the Cree Nation under a confidential Cree Collaboration Agreement.

1.3	Mineral Tenure and Surface Rights

The Éléonore Project comprises 369 contiguous claims totalling 19,188 ha. The claims are 100% owned by Les Mines Opinaca Ltée.

A block of four claims totalling 208 ha located in the central area of the property was purchased in 2011 by Goldcorp under an agreement with Wemindji Exploration. The four claims are now 100% owned by Les Mines Opinaca Ltée.

Contiguous with the Project area are claims that are part of a tripartite joint venture between Eastmain Resources, Resource Azimuth, and Opinaca, and which form the Éléonore South and Éléonore South-West properties. These 282 claims cover a total area of 14,664 ha.

Claims are map-staked, not surveyed on the ground and are valid for a two year period and can be renewed every two years. Renewal fees are $123 per claim if renewed 60 days before the expiry date and $226 if renewed within the 60 days of renewal. In order to maintain tenure, an exploration work equivalent ranging from $135 to $2,500 per claim is required depending on the number of renewals previously granted. Work expenditures that are in excess of the amount required for the term can be transfer to other contiguous claims that are within 4.5 km from the center of the claim or can be credited for future renewal.

In the opinion of the QPs, information from legal and Goldcorp experts support that the mineral tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves.

Surface rights in the Project area are classified as Category III provincial territories as per the James Bay Convention, which gives certain hunting and fishing rights to the First Nation communities of the region.

In the opinion of the QPs, there are no pre-existing surface rights which are in conflict with the development of the project. A mining lease is needed prior to mining activity commencing in Quebec. The application for the lease is in progress.

1.4	Environment, Permitting and Socio-Economics

The Project is not required to be evaluated under the Federal environmental process, and has achieved Provincial permitting under Chapter II of the Environmental Quality Act (EQA) for a project located north of the 49th parallel. An Environmental Impact and Social Assessment (ESIA) was carried out, subject to consultation by the Cree

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Nation, local communities and the general public, and culminated in Goldcorp obtaining the principal, global Certificate of Authorization (C of A) for the Project on November 11, 2011.

Following receipt of this principal C of A, all the other C of A to be issued under Chapter I of the EQA for the construction of the site can now be applied for. The C of A for the construction of production wells was issued a few days after the global C of A was obtained, and thereby allowing the start of well construction.

1.5	Geology and Mineralization

The Roberto deposit is a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting, but is an atypical deposit in that it displays only some of the characteristics associated with the greenstone-hosted quartz-carbonate vein deposits as described by the Geological Survey of Canada.

The Project is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Sub-provinces of the Superior Province.

Rock units from the Opinaca Sub-province make up the northeastern corner of the Project area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially magmatized paragneiss from the Laguiche Complex.

The La Grande Sub-Province rock units make up most of the Project area west of the contact and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation and include conglomerates, greywackes, arenites and cherts. Discordantly overlying the Low Formation are basalts and intermediate to felsic tuff units of the Kasak Formation. These units are folded in a large northeast-trending 10 km-long open F1 fold. The 10 km-long Ell Lake diorite intrusion occupies the center of the Project, more or less along the center of the large fold structure.

The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 km-long crescent shape of the deposit is the result of F2 folding.

Mineralization has been intersected to date to 1,400 m vertical depth. Gold-bearing zones are generally 5–6 m in true thicknesses, varying from 2 m to more than 20 m locally. All zones are still open at depth.

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The numerous sub-parallel mineralized zones are characterized by gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. Sulphide concentrations within the auriferous zones vary from 2% to 5%, with the main sulphides being arsenopyrite, pyrrhotite and pyrite.

Each mineralized zones were interpreted and modeled in 3D for resource estimation purposes. A total of five zones were interpreted and named Zone 50, 60, 61, 70 and 80 based on their relative position, where Zone 50 is the westernmost zone,

Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

Exploration targets have been identified around the Roberto deposit, including the hanging wall veins (HWV) and the North Zone (NZ). Further surface mapping and prospecting on the Éléonore Project is planned. Most of the claims have yet to be significantly explored.

In the opinion of the QPs, knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation. The mineralization style and setting of the Project deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation. Prospects and targets are at an earlier stage of exploration, and the lithologies, structural, and alteration controls on mineralization are currently insufficiently understood to support estimation of Mineral Resources.

1.6	Exploration

Work completed prior to Goldcorp acquiring the Project in 2006 was performed by Virginia Mines Inc. (Virginia). Work completed in the period 2001 to 2006 included prospecting, gridding, and mapping, ground induced polarization and magnetic geophysical surveys, a Hummingbird Electromagnetic (HEM) survey, grab and rock chip sampling, soil sampling, trench and channel sampling, and core drilling.

Goldcorp acquired Virginia in March 2006. Since that date, Goldcorp has performed additional geological mapping, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and has completed a pre-feasibility study on the Project.

In the opinion of the QPs, the exploration programs completed to date are appropriate to the style of the deposit and prospects within the Project.

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1.7	Drilling

Approximately 414,976 m have been drilled in 1,094 core holes on the Property since 2004. Of these drill holes 348 (104,532 m) were completed by Virginia and 746 holes (310,944 m) by Goldcorp.

All boreholes were drilled from surface on sections spaced approximately 25 m apart in most parts of the deposit. Borehole spacing of 25 m by 25 m is over the bulk of the orebody to a depth of approximately 250 m below surface. Between 250 m and 700 m below surface, borehole spacing is increased to roughly 50 m by 50 m. Below 700 m, down to approximately 1,000 m, a borehole spacing of 100 m by 100 m is usually implemented.

Standardized logging forms and geological legends were developed for the Project. Geotechnical logs were completed in sequence prior to the geological logging. Geological logging used standard procedures and collected information on mineralization, lithic breaks, alteration boundaries, and major structures. All drill core is photographed.

Core recovery is acceptable for all drill programs, and averages 100% over the life of the Project.

Upon completion, drill hole collars were surveyed using a differential global positioning system (GPS) instrument by a registered surveyor.

Down-hole surveys were carried out by the drill contractor for dip and deviation using a FlexIt instrument. Although this instrument is subject to effects of magnetism in surrounding rock types, rocks underlying the Roberto deposit are very weakly magnetic.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 m and 1.25 m. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

Collecting of specific gravity data was initiated after the project acquisition by Goldcorp and was performed by Goldcorp personnel. Core samples of about 10 cm in length are measured, weighed dry and then wet and the specific gravity of the sample calculated. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins.

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The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by Virginia and Goldcorp are sufficient to support Mineral Resource and Mineral Reserve estimation.

1.8	Sample Analysis and Security

Exploration and infill core samples were analysed by independent laboratories using industry-standard methods for gold analysis. A number of different laboratories have been used on the Project. Since January 2007, ALS Chemex in Val d’or in Quebec has been the primary laboratory, and holds ISO 17025 and 9001/2008 certifications.

Metallurgical testwork has been completed at a number of laboratories, but was primarily performed by SGS.

Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure for all Virginia and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

Samples are dried and crushed to better than 70 to 90% passing 2 mm. A split of the crushed material is then pulverized to 85% passing 75 µm. Gold assays were determined on a 50 g sample using fire analysis followed by an atomic absorption spectroscopy (AAS) finish. For assay results equal or above 3.0 g/t Au, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of 10 g/t Au and a detection limit of 0.01 g/t for AAS analyses. No other elements are routinely assayed for.

Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

Virginia and Goldcorp maintained a quality assurance and quality control (QA/QC) program for the Project. This comprised submission of analytical standard reference materials (SRMs), duplicate and blank samples. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified from the QA/QC programs.

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The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The QPs are of the opinion that the quality of the gold, copper, and silver analytical data are sufficiently reliable to support Mineral Resource and Mineral reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

1.9	Data Verification

A number of data verification programs and audits have been performed over the Project history, by independent consultants in support of compilation of technical reports on the Project and by Goldcorp personnel in support of mining studies. Data verification checks were performed as follows:

•	G.N. Lustig Consulting Ltd (2006): review of the sampling and assay data on the Project. No material biases or errors noted.

•

G.N. Lustig Consulting Ltd (2008): review of check assays performed by SGS Laboratories on 3,285 pulp samples originally assayed by ALS Chemex. The laboratories were considered to have satisfactory agreement.

•

Smee Associates (2007): QA/QC program and sampling procedures were review and observations concluded that the sampling and quality control program are running smoothly and is compliant with mineral exploration best practices.

•	Goldcorp (2006 to date): database validation checks. No material biases or errors noted.

The QPs consider that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken. The data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

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1.10	Metallurgical Testwork

Metallurgical testwork has included chemical analyses, acid neutralising potential tests, semi qualitative petrographic and X-ray diffraction (XRD) examinations, comminution testwork (including standard Bond tests, crushing work index (CWi) tests, abrasion index (Ai) tests and ball mill work index (BWi) tests), bench-scale flotation tests, Knelson/Laplante gravity-recoverable gold testwork, grade variability recovery testwork, establishment of a reagent suite, evaluation of intensive cyanide leach processing of flotation concentrates, cyanide leach tests on gravity tailings, cyanide detoxification testwork, settling tests, filtration tests and paste backfill tests.

Samples selected for testing were representative of the various types and styles of mineralization within the Roberto and Zone du Lac zones. Samples were selected from a range of depths within the deposit. Samples were taken to ensure that tests were performed on sufficient sample mass.

Crushing and grinding testwork was completed on three different batches by SGS Lakefield Research Limited (SGS). The samples came from the Roberto, Roberto East, and the Zone du Lac zones. The Bond ball mill work index values increased with depth from 16.7 kwh/t to 20.6 kwh/t and the abrasion index fall between the 78th and 80th percentiles compared to the SGS database at 0.466. Éléonore ore is considered moderately hard and abrasive.

Éléonore ore contains iron sulphides such as arsenopyrite. Most of the rock will have a net acid generating potential and will also leach arsenic when in contact with neutral pH water. Under these conditions, the waste rock and the process tailings will have to be managed within an engineered containment system, as required by Directive 019 from the Quebec Environment & Sustainable Development Ministry.

Overall, circuit recovery will vary with the gold feed grade, with a weighted-average recovery of 93.5% projected over the life-of-mine based on current economic assumptions.

1.11	Mineral Resource Estimate

Mineral Resources are based on a total of 833 core drill holes, and 337,689 assay results, collected between September 2004 and December 20, 2010. The database supporting estimation was closed as at 20 December 2010.

Geological interpretation was performed on a series of 25 m-spaced east–west cross-sections and then reconciled to 100 m-spaced level plans. Mineralized zones were

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interpreted based on alteration, structure and mineralization and assay results. Major lithologies and alteration style were also interpreted on the sections and plans.

The estimation block models comprise three separate GEMS software format percentage block models; a high-grade (HG) shell model, a mineralized envelope or low-grade (LG) shell model and a third separate mineralized envelope block model for dilution (ME). The interpretation consists of five different zones; Zone 50, 60, 61, 70 and 80. The numbering of the zones is from the footwall to the hanging wall. The block models use a block size of 4 m x 6 m x 5 m (easting, northing, elevation). The block size was selected based on the geometry of the ore zones and to allow for the distance between levels to be either 25 m or 30 m. The assumed mining plan for estimation purposes is based on a minimum mining width of 2.5 m, with stope size being 30 m height and 60 m maximum length.

Drill hole samples were composited inside the vein solids into equal 1 m down-hole length intervals.

Capping was applied to anomalously high gold grades before compositing for the main high-grade (HG) veins. For smaller veins, capping was not applied to assays but to the composites.

Variogram parameters obtained from Zone 50 were used for the kriging estimation of all zones, and the anisotropy was rotated to fit the orientation of each vein.

Grade estimations for gold in the HG zones were completed utilizing ordinary kriging (OK) methods.

Grade estimations for gold in the mineralized envelope were completed utilizing ordinary kriging (OK) methods. Eight lower-grade zones were defined inside the mineralized envelope. Within each zone, one or more internal high-grade veins were modeled. Small HG, all LG and ME veins, and the third pass of the main HG veins were estimated using an inverse distance to the second power (ID2) interpolation. A nearest-neighbour (NN) model was constructed as a check.

Validation of the block models and comparison with the NN model indicated no significant biases exist.

Mineral Resources were classified into Measured, Indicated and Inferred categories on the basis of drill hole density, drill hole intercept length and the penetration angle.

The following considerations were taken into account when deriving the cut-off grade to support reasonable prospects of economic extraction:

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•	Considering the geometry and shape of the orebody, the Roberto deposit is amenable to underground mining using long-hole stoping methods.

•	Based on the pre-feasibility work an operating cost of approximately $95/t and a metallurgical recovery of 93.5% was considered reasonable.

Using a price of gold of US$1,350 per oz, the cut-off grade required to support reasonable prospects of economic extraction is approximately 3.0 g/t Au.

Mineral Resources take into account geologic, mining, processing and economic constraints, and have been confined within geological boundaries, and therefore are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. The Qualified Person for the Mineral Resource estimate is Eric Chen, P.Geo, an employee of Goldcorp.

Mineral Resources are reported at a gold price of US $1,350/oz, are exclusive of Mineral Reserves, and have an effective date of 31 December 2011. Mineral Resources are stated in Table 1-1 using a cut-off grade of 3 g/t Au.

1.12	Mineral Reserve Estimate

Mineral Resources that had been classified as either Indicated or Measured were considered during conversion to Mineral Reserves. The requirements for Mineral Resources to be converted to Mineral Reserves are:

•	Only Measured and Indicated Mineral Resources can be included;

•	Dilution is included in the Mineral Reserve estimate

•	Mineral Reserves are supported by an economic mine plan.

The Qualified Person for the Mineral Reserve estimate is Carl Michaud Eng., an employee of Goldcorp.

Mineral Reserves are reported at a gold price of US$1,200/oz Au and an assumed exchange rate conversion of $CAN/$US of 1.1, and have an effective date of December 31, 2011.

Mineral Reserves are summarized in Table 1-2. All the Mineral Reserves are classified as Probable. The Measured Mineral Resources are located in the surface crown pillar (surface to 55 m depth). A complete study (hydrogeological and geotechnical) of the potential recovery of surface pillar will be necessary to support transfer of these Mineral Resources to Mineral Reserves.

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Table 1-1:	Mineral Resource Estimate for the Éléonore Project, Effective Date
December 31, 2011, Eric Chen, P.Geo.

Classification Category	Tonnage (x 1,000)	Au (g/t)	Cont’d Gold (koz)
Measured	140	10.01	40
Indicated	1,230	11.05	440

Total Measured and Indicated	1,360	10.95	480

Inferred	12,250	10.60	4,170

Notes to Accompany Mineral Resource Table

1.	Mineral Resources are reported exclusive of Mineral Reserves;
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
3.	Mineral Resources were estimated using a price of gold of US$1,350/oz;
4.

Mineral Resources are reported using a 3 g/t Au cut-off grade, which is based on assumptions of a US$1,350/oz gold price, long-hole stoping underground mining methods, a total mining cost of $95/t, and a life-of-mine metallurgical recovery of 93.5%

5.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal contents;

Table 1-2:	Probable Mineral Reserve Statement for the Éléonore Project, Effective Date
December 31, 2011, Carl Michaud Eng.

Notes to Accompany Mineral Reserve Table:

1.

Mineral Reserves are estimated using a US$1,200/oz gold price, and an economic function that includes variable operating costs and metallurgical recoveries. These assume processing costs of $32.29/t mining operating costs of $52.75/t, site services costs of $10.06/t and general and administrative costs of $18.39/t for a total life-of-mine estimated operating cost of $113.49/t, and a life-of-mine average metallurgical recovery of 93–93.5%;

2.	Mineral Reserves are reported using a cut-off grade of 3.0 g/t Au;
3.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal contents;
4.	Tonnage and grade measurements are in metric units. Gold ounces are reported in troy ounces.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

1.13	Proposed Mine Plan

The proposed mine plan was developed by Goldcorp personnel. It is expected that any future mining operations will be able to be conducted year-round.

Long hole stoping (down-hole drilling) on longitudinal retreat with consolidated backfill (paste backfill mixed with crushed waste rock) is planned. A transverse stoping approach may be used where the mineralized lens is wider.

For mine scheduling purposes, the vertical extent of the orebody was subdivided into two parts: the upper part of the orebody located between 55 m and 650 m below surface and the lower part of the orebody located between 650 and 1,130 m below surface. Dividing the orebody into two parts will accelerate the production start-up. Initial production will be at the nominal rate of 3,500 t/d of ore, with two mining fronts on the 500 and 650 Levels. Subsequently, the 350, 860 and 1,040 Levels will be put into production. Underground drilling will start in late 2012. Studies to increase the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a 10-year mine life.

One shaft and one surface ramp will be excavated. The Gaumond shaft will be 715 m deep and will have a diameter of 7 m. It will be used to develop the 650 Level, to provide an exploration drilling platform for the deeper portion of the ore body and to ensure a production at a nominal rate of 3,500 t/day. The surface ramp will accelerate development on the levels. All the material that will come from levels deeper than the 650 Level will be brought to the 650 Level loading station by trucks via the ramp.

Once completed, the ramp will be used as the air exhaust. The main ventilation raise will be the Gaumond shaft. From the shaft, the air will be distributed into three ventilation raises, one located in the North zone, one in the Central zone and the third in the South zone, each of which will bring fresh air to work places. Using a conservative approach, the fresh air requirement to accommodate the mobile equipment fleet was estimated at 283 m³/s (600 kcfm) at the proposed production rate of 3,500 t/day.

Stope widths will vary between 2.5 m and 25 m. The length and the height of stopes will be 60 m and 30 m (floor to floor) respectively. Ground support will consist of various combinations of rebar bolts, mechanical rock bolt, friction bolt, screen and shotcrete depending on the requirements of the heading being driven.

Stopes will be backfilled with paste fill. On average, 160 t/h (14.6 hours/day) of paste backfill will be needed to meet the nominal production targets of 3,500 t/d from two

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report mining fronts. Backfill requirements and setting times for fill strengths have been appropriately determined.

One loading system will be built on the 690 Level. Mine production will be hauled using 55 t trucks from the ore/waste pass to the loading station located on the 650 Level. The rock will be directly loaded from the ore/waste passes into haulage trucks and then dumped into a grizzly (fitted with 406 mm (16 in.) square openings) located over the storage bins. A rock-breaking arrangement will be located over the bins to break oversized rock. The ore bin and the waste bin will each have a capacity of 5,000 t. The bins will feed the rock unto a conveyor that will transport it to the measuring loading box. At that point, the rock will be automatically loaded into the skip. The skip capacity of the shaft will be 10 t.

Currently, no mining is planned above 55 m in order to mitigate risks associated with potential water inflow from the Opinaca reservoir and to respect the preliminary recommendation for the dimensions of the surface crown pillar. Due to the presence of open sub-horizontal decompression joints encountered mainly within the first 150 m below surface, and the proximity of the reservoir, management of ground water infiltration is considered paramount for the successful Project implementation. A 240 L/s (3,800 US gpm) dewatering system was selected to handle the expected peak water inflow into the mine.

A fully-mechanized mining equipment fleet is planned. Equipment will include scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts.

The mine and fleet designs are appropriate for the Mineral Reserves defined and the selected throughput rate.

There is potential for additional mine life, and potentially increases in throughput rate, if some or all of the Inferred Mineral Resources identified within the LOM production plan can be upgraded to higher confidence Mineral Resource categories, and eventually to Mineral Reserves. Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 m depth; the current mine plan extends to 1,130 m depth.

1.14	Future Development Strategy

The Gaumond exploration shaft has a nominal 3,500 t/d ore-hoisting capacity, and a maximum hoisting capacity of 5,800 t/d. Goldcorp are planning a second, production, shaft at Éléonore, which will also have a nominal 3,500 t/d ore-hoisting capacity, giving the Project a combined nominal ore-hoist capacity, when the shafts are completed, of

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

7,000 t/d. The current plant is designed for a throughput of 3,500 t/d, which is commensurate with the current Mineral Reserves; however, Goldcorp has designed the plant to be able to expand to 7,000 t/d to match the two-shaft nominal hoisting capacity.

The corporate strategy is therefore to initiate underground drilling from the Gaumond exploration shaft and exploration ramp, with the intent of delineating sufficient additional mineralization that can support Mineral Resource estimation and eventual declaration of Mineral Reserves so that the hoisting and plant capacity can be fully utilized, and the current mine life can be maintained, or even extended.

1.15	Proposed Process Plan

The mill was designed to operate at 3,500 t/d (1.28 Mt/year) and 365 days/year, and can be expanded to 7,000 t/d.

The comminution circuit will consist of three stages of crushing followed by a single stage ball mill grinding. The primary crushers (jaw crusher), the secondary crusher (standard cone crusher) and the tertiary crushers will be located at surface. Two short head cone crushers will be needed to handle a 7,000 t/d daily throughput. The fine-crushed ore will be ground using a single stage ball mill connected in a closed circuit with cyclones. A portion of the cyclones underflow will be directed to a gravity concentration circuit consisting of a Knelson concentrator and an Acacia Reactor to recover liberated native gold.

The cyclones overflow (grinding circuit product) will be directed to the flotation cells to separate the sulphides into a low mass sulphur concentrate. A thickener will control the density of the flotation tail slurry. The concentrate will be leached with cyanide for 36 hours while going through five leach tanks. The flotation concentrate will be thickened and reground so that 80% (P80) is smaller than 10 μm using a fine grinding mill; then it will be leached with cyanide for 48 hours in five additional leach tanks. The gold in solution will be recovered in carousel carbon-in-pulp (CIP) circuits (one for each leach circuit).

The carbon from each CIP circuit will be stripped as required in Zadra Process, and the gold recovered from that final stage of the mineral processing circuit will be poured into gold bars at regular intervals. The carbon will be regenerated and returned to the CIP circuits for reuse.

The tails from each leaching circuit will be detoxified in a conventional cyanide destruction circuit (SO2/Air), and then filtered. Finally, tailings will either be added to

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report the paste backfill or stored in a covered shed before being transported to the tailings management facility.

The tailings facilities will be completely lined, and all water touching the tailings will be collected and treated. There will be minimal surface of tailings exposed, as the choice of filtered tailings allows for progressive reclamation. The tailings design envisages storage capacity of 26 Mt. This is sufficient for the current life-of-mine.

In the opinion of the QPs, the process design is based on a conventional gold plant flowsheet. Reagents, power and consumable requirements have been appropriately estimated and are included in the project operating costs.

1.16	Infrastructure Considerations

The project will require construction of significant infrastructure to support the planned producing facilities, which will include Project access, electrical power supply, provision of water, and mine and plant facilities.

1.16.1	Access Road

An access road will be necessary to ensure vehicular access between the project site and the existing road network. The road will originate at Hydro Quebec’s OA-1 dyke road extremity and terminate at the campsite located towards the west. The road will have a total length of 62 km. Permits for construction have been received, and road completion is expected by the end of 2012.

1.16.2	Airstrip

The landing airstrip is located approximately 2.5 kilometres north of the camp site and is accessible via an access road between the campsite and parking area. It is proposed to install a building to accommodate travellers, airstrip operations personnel and navigational control equipment at the airstrip. Petroleum installations will also be installed in the parking area.

Employees will have air-access only using a DASH8-100 (37 passengers) on daily basis. The airstrip is 1080 m long, and constructed as a Type 2C airstrip. The departure points are Rouyn-Noranda, Chibougamau, Wemindji and Montreal.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

1.16.3	Power Supply

The Éléonore mining operations and processing plant will be fed through a 120 kV overhead electrical power line supplied and installed by Hydro-Québec from the existing distribution point at the Eastmain power generation substation. . Permits for construction have been received, and Opinaca’s permanent 120/25 kV substation completion is expected by the mid of 2012.

1.16.4	Water

The drinking water supply for the site will be drawn from three wells. The wells’ capacity is of the order of 220 m3/day which is adequate to supply a crew of 600 workers given a unit consumption of 330 litres/person/day (198 m3/day).

Wastewater treatment for the industrial site and the campsite will be performed at the same treatment plant. The water treatment plant will include the water treatment system, pumps and all the collection basins required to store and manage the site run-off water and the mine water. There are four types of effluents that will require treatment:

•	Mine water : water from the underground mine;

•	Process water : water purges from the mineral processing plant;

•	Tailing area run-off water: water from the tailing management facility.

•	Industrial zone run-off: run-off water from the industrial area of the site.

1.16.5	Fuel

For fuel storage and services, three different installation points have been selected. It is important to note that there will be daily fuel tanks at each campsite building with an emergency generator:

•	The airstrip;

•	The depot (mine site);

•	The fuel station.

1.16.6	Infrastructures

Underground infrastructure will comprise a circular shaft of 715 m deep, a 4.5 km-long access ramp, shaft loading station, ore and waste passes, ore and waste storage bins,

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report a rock breaker/grizzly arrangement, a transfer drift, exhaust raise, and mine dewatering system.

Plant infrastructure will consist of a jaw crusher, secondary cone crusher, tertiary crusher, single-stage ball mill, cyclones, Knelson concentrator, Acacia reactor, flotation and leach tanks, carousel CIP circuits, Zadra stripping circuit, and refinery.

Surface infrastructure will include airport terminal and gatehouse, concrete plant, main camp, administration building, services garage for surface and mine, warehouse facilities, assay laboratory, process and water treatment plants, fuel and propane storage areas, the Gaumond shaft, tailings storage facility, waste rock storage area, and the surface ramp.

Workforce requirements are estimated at 600 workers to support the estimated nominal throughput of 3,500 t/d.

In the opinion of the QPs, the existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves.

1.17	Markets and Contracts

Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. It is expected that the same process will be used for gold produced at Éléonore.

The terms contained within the existing sales contracts are typical and consistent with standard industry practices, and are similar to contracts for the supply of doré elsewhere in the world. There is an expectation that the same style of contracts will apply to gold produced from Éléonore.

1.18	Capital and Operating Cost Estimates

Capital and operating cost estimates were prepared by Goldcorp staff.

Capital cost estimates were based on a combination of quotes, vendor pricing, and experiences with similar-sized operations.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Operating costs were based on estimates from first principles for major items, and included allowances or estimates for minor costs.

The capital cost estimates include direct and indirect costs. The total capital cost estimate is CAD$705 M. Sustaining capital is estimated at $169 M. The combined total capital and sustaining capital cost estimate is CAD$ 874 M.

The estimated average annual operating cost is CAD$145 M/a or $113.49/t milled.

Capital and operating costs have been appropriately estimated and are accurate within the estimate range of accuracy for a pre-feasibility study (+25%/-20% including contingency and consistent with an AACE Class 4 Estimate) and can support the financial analysis and estimation of Mineral Reserves.

1.19	Financial Analysis

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented in this report.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in the project parameters as plans continue to be refined, possible variations in Mineral Reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals.

The financial analysis of the project was carried out using a discounted cash flow model prepared in Microsoft Excel. The model was constructed using annual cash flows in 2012 constant dollar terms. No provisions were made for the effects of inflation or de-escalation for the value of tax losses carried forward.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Considerations used in the estimate include:

•	Probable Mineral Reserve totalling 12.48 Mt grading 7.55 g/t Au;

•

Inferred Mineral Resources were treated as “waste” in the financial evaluation. This mineralization represents upsides potential for the Éléonore Project, if some or all of the Inferred Mineral Resources identified within the LOM open pit production plan can be upgraded to higher confidence Mineral Resource categories, and eventually to Mineral Reserves;

•	Gold price of US$1,200/oz;

•	Exchange rate of 1.10 (US$:CAD$);

•	Tax rate of 38.6%;

•	A royalty payable on production from Éléonore is set at 2.20% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.50%;

•	An annual payment related to the Cree Collaboration agreement;

•	The total capital cost of the Éléonore project was estimated at CAD$874 M ($705 M in direct capital costs and an additional $169 M of sustaining capital);

•

Operating costs were estimated at an overall unit cost of $113.49/t was estimated, which comprises $32.29/t for processing costs, including backfill and tailings treatment and transportation; $52.75/t for mining costs, $10.06/t for infrastructure and $18.39/t for G&A costs;

•	The gold refining charge was estimated at US$1.75/oz Au;

•	Bullion delivery charges were estimated at CAD$1.67/oz Au;

•	The financial analysis was performed assuming a 5% discount rate.

The cash flow over the life-of-mine (LOM) at a 5% discount rate was estimated at $742 M. The Éléonore Project is expected to generate an after-tax net cash flow, at a 5% discount rate (NCF) of $458 M and yield an after-tax internal rate of return (IRR) of 14.9%. The life of mine based on the current Mineral Reserves is 10 years and the payback period is four years.

Cash flow fluctuations during the LOM primarily result from fluctuations in the sustaining capital and mill head grade. Negative cash flows are projected at the end of the mine life and correspond to expected reclamation costs.

Table 1-3 summarizes the key aspects of the financial analysis.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Table 1-3:	Summary Cashflow analysis

1.20	Sensitivity Analysis

A sensitivity analysis was carried out for the base case scenario described above to test the sensitivity of the Éléonore Project’s after tax IRR to a 15% and 30% change in gold price, average grade, operating costs and initial capital costs (Figure 1-1).

The Project is most sensitive to the gold price, and next most sensitive to gold grade. It is less sensitive to changes in capital costs and operating costs.

1.21	Conclusions

Based on the data collected to date, and the mining and processing assumptions detailed in this Report, the Project shows a positive set of economics at a pre-feasibility level of assessment. There is sufficient support from the results of the pre-feasibility study for Goldcorp to move to a feasibility-level assessment of the Project.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 1-1:	Sensitivity Analysis

Note: Y-axis scale bar is in $ millions

1.22	Preliminary Development Schedule

The sinking of the Gaumond shaft is currently underway, and is projected to be completed during the first quarter of 2012. The surface ramp started in February 2011 and should be completed to the 650 Level in the third quarter of 2013. The ore/wastes passes and the ventilation raises necessary to support production are planned to be completed by the second quarter of 2014 to support a planned production start-up date in late 2014.

1.23	Recommendations

A two-phase exploration program is recommended to advance the Project to a level of confidence where a production decision can be made. Phase 2 will be contingent on the results of Phase 1.

The Phase 1 program will focus on continued definition and expansion of the Roberto deposit. In the upper part of the Mine (surface to 650 m), a combination of underground and surface drilling is required for a total of 22,000 m and a total expenditure of CAD$3.5 M. In the lower Mine (650 to 1,400 m), drilling will be done from the shaft and the exploration ramp. Drilling will aim at better define the mineralization at depth, and infill drilling will be completed to support the potential conversion of Inferred Mineral Resources to higher confidence categories. A total of 95,000 m of drilling for a total expenditure of CAD$12.8 M is recommended.

In parallel, exploration drilling in two areas of interest is recommended:

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

•

In the HWV area, 8,000 m of surface and underground drilling is proposed for a total expenditure of CAD$1.4 M. The shear and alteration zones targeted are close to the shaft and the exploration ramp and could be accessible during mine development activities.

•	In the NZ area, mineralization crops out on surface and may represent a potential open pit target. A total of 10,000 m of drilling is proposed for a total expenditure of CAD$1.5 M.

The Phase 2 work program will consist of further delineation and definition drilling. Actual drill hole locations will be contingent on favourable results from the upper and lower mine drill programs, and is likely to be planned based on mining priorities defined during ongoing Project studies. This program is estimated at $15 M. In conjunction with the delineation and definition drilling, Goldcorp will complete a feasibility study on the Project. The study is estimated to cost CAD$7 M, which includes provision for geotechnical, mining, metallurgical, hydrogeological, modelling, infrastructure and ongoing environmental and baseline studies.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

2.0	INTRODUCTION

Mr Carl Michaud Eng., Mr Eric Chen P. Geo., Mr Andy Fortin Eng., Ms Maryse Belanger P.Geo, and Mr Jacques Simoneau P. Geo prepared a Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Éléonore gold project (the Project) located in Quebec, Canada (Figure 2-1).

The operating entity for the Project is a wholly-owned Goldcorp subsidiary, Les Mines Opinaca Ltée (Opinaca). For the purposes of this Report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies.

2.1	Terms of Reference

This Report discloses the first-time estimate of Mineral Reserves for the Project. Mineral Reserves are based on an internal pre-feasibility study performed by Goldcorp in 2010, and updated during 2011. Goldcorp will be using the Report in support of the 2012 Annual Information Form filing.

All measurement units used in this Report are metric, and currency is expressed in US dollars unless stated otherwise.

2.2	Qualified Persons

The following persons serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

•	Carl Michaud Eng., Chief Engineer, Goldcorp-Éléonore Project

•	Eric Chen P. Geo., Goldcorp Geologist

•	Jacques Simoneau P. Geo., Exploration Manager

•	Andy Fortin Eng, Process and Surface Operation Manager

•	Ms Maryse Belanger, P. Geo., Vice President, Technical Services

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 2-1:	Project Location Plan (2012)

2.3	Site Visits and Scope of Personal Inspection

Mr Michaud, Mr Fortin and Mr Simoneau work full-time at the project site. This day-to-day familiarity with operations by the QPs constitutes the personal inspection requirements for NI 43-101 purposes. Mr Chen works for Goldcorp’s Technical Services division, and visited the site from June 3-10, 2009 and again from October 21-28, 2009.

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2.4	Effective Dates

The following cut-off dates were applied for the collection of data and information used in the preparation of this Report:

•	The close-out date for the database for drill data used in the Mineral Resource estimate is 20 December 2010;

•	The drill hole comparison of additional drill holes since the database close-out date to the geological model was undertaken in December 2011;

•	The effective date for the Mineral Resource estimate is December 31, 2011;

•	The effective date of the Mineral Reserve estimate is December 31, 2011;

•	The effective date for the financial analysis supporting the Mineral Reserve declaration is January 26, 2012

The overall effective date of this Report is therefore taken to be the date of the financial analysis supporting the Mineral Reserves and is January 26, 2012

Since the closeout date for the database to December 31, 2011, there has been a total of 82 surface core holes (53,532 m) completed. Of this total, 25 holes (6,369 m) were geotechnical drill holes, drilled mainly for grouting purposes along the exploration and planned production shafts.

Exploration drilling in 2011 was aimed at better defining the mineralized zones between 450 m and 800 m below surface. This drilling is continuing in 2012 and was ongoing at the report filing date. Results of the drilling appear to confirm the continuity of the geological model as interpreted.

There were no other material changes to the information between the effective date of this Report and the signature date of the Report.

2.5	Information Sources and References

Reports and documents listed in the References section of this Report were used to support the preparation of the Report. A key reference in the preparation of this document is the 2010 pre-feasibility study.

Specialist input from other disciplines, including legal, process, geology, geotechnical, hydrological and financial, was sought to support the preparation of the Report.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

2.6	Previous Technical Reports

Goldcorp has previously filed the following technical report for the Project:

Simoneau, J., Prud’homme, N., Bourassa, Y., and Couture, J-F., 2007: Mineral Resource Estimation, Éléonore Gold Project, Quebec: Technical Report prepared by SRK Consulting Inc for Goldcorp Inc., effective date 9 August 2007.

Prior to Goldcorp’s interest in the Project, Virginia Gold Mines Inc. had filed the following reports on the Project:

Cayer, A., Savard, M., Tremblay, M., Ouellet, J. F. and Archer, P., 2006, Technical Report and Recommendations, Summer and Fall 2005, Exploration Program, Éléonore Property; GM62341, 5,929 p., 144 maps

Savard, M., Ouellette, J.-F.,Technical Report and Recommendations May 2005 Drilling Program, Éléonore Property, Québec. Mines d’Or Virginia Inc. June 2005

Cayer, A., Ouellette, J.-F., Technical Report and Recommendations, June 2004 – February 2005 Exploration Program, Éléonore Property, Québec. Virginia Gold Mines, May 2005.

Cayer, A., Ouellette, J.-F., Technical Report and Recommendations, June 2003 – May 2004 Exploration Program, Éléonore Property, Québec, June 2004.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report as expert opinion was sourced from Goldcorp experts in the appropriate field as required.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Éléonore Project is located in the Lake Ell area, in the northeastern part of the Opinaca reservoir of the James Bay region, in the Province of Quebec, Canada. The Project is located approximately 350 km north of the town of Matagami and 825 km north of Montreal. The Project contains the Roberto gold deposit.

The Gaumond shaft is currently under construction in the northeast corner of the Project area, approximately 500 m east of the Roberto deposit. Co-ordinates of this shaft are 76º4’39” west longitude and 52º42’11” north latitude. The Roberto deposit is situated at approximately UTM Zone 18N (NAD83) 5839829 N and 427470 E.

4.1	Project History

Goldcorp acquired the Éléonore Project from Virginia Gold Mines Inc. (Virginia) in 2005, under a plan of arrangement. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company, Virginia Mines Inc. for each issued and outstanding Virginia share.

Virginia Gold Mines Inc. was therefore 100% acquired by Goldcorp and retained the Éléonore Project.

Virginia Mines Inc. held all other assets of Virginia Gold Mines Inc., including net working capital, cash to be received prior to closing from the exercise of Virginia Gold Mines Inc. options and warrants, its non-Éléonore exploration assets, and a sliding scale 2% net smelter return royalty on the Éléonore Project.

4.2	Mineral Tenure

The Project comprises 369 contiguous claims (Figure 4-1) totalling 19,188 ha, forming the Éléonore Project. The claims are 100% owned by Les Mines Opinaca Ltée, an indirectly wholly-owned Goldcorp subsidiary. Claim details are included as Appendix 1. All claims are in good standing.

A block of four claims totalling 208 ha located in the central area of the property was purchased in 2011 by Goldcorp through an agreement with Wemindji Exploration. The four claims are now 100% owned by Les Mines Opinaca Ltée.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 4-1:	Mineral Tenure Plan

Opinaca River
Airstrip
Eleonore Camp
Roberto Deposit
Ell Lake
Eleonore Project
Eleonore South Project
Eleonore South West Block Project
Opinaca Reservoir
033C
033D
N
Legend
Claims Owner
Les Mines Opinaca
Eastmain Resources-Azimut Exploration-Les Mines Opinaca
Roads
Property corners location (see table)
0 1.25 2.5 5 Km
LES MINES OPINACA LTÉE
goldcorp
Eleonore Project
Claims Location
Date: December 12, 2011
Projection: UTM NAD 83, Zone 18N

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Table 4-1:	Description of the Claim Blocks

Claim Block	Number of Claims	Northing*	Easting*	Area (ha)
Éléonore Main	369	5,835,701	427,943	19,188
Éléonore South #	248	5,826,281	431,701	12,896
Éléonore Southwest #	34	5,827,724	419,201	1,768

TOTAL	651			33,852

*	Approximate location of the centre of the claim block in UTM NAD 83 Zone 18N
#	Properties are part of a tri=partite joint venture, managed by a third-party and not part of the Eleonore Project.

Contiguous with the Project are claims that are part of a tripartite joint venture between Eastmain Resources, Resource Azimuth, and Goldcorp, and which form the Éléonore South and Éléonore Southwest properties (refer to Figure 4-1). These 282 claims cover a total area of 14,664 ha. The properties are not considered to be part of the Éléonore Project as the properties are independent projects that are being managed by Eastmain Resources.

The perimeter of the property has not been legally surveyed. Under Quebecois law, claims in the James Bay area are map-staked. The map-designated cell coordinates constitute the legal limits of the claims. Physical claim limits can be established by surveying and positioning the map designated coordinates of the claims in the field.

Claims are valid for a two-year period and can be renewed every two years. Renewal fees are $123 per claim if renewed 60 days before the expiry date and $226 if renewed within the 60 days renewal window. In order to maintain tenure, exploration work equivalent ranging from $135 to $2500 per claims are required depending on the number of terms of renewal a claim has undergone. Table 4-2 details the work requirements per renewal period north of the 52 parallel. Work expenditures that are in excess of the amount required for the term can be transfer to other contiguous claims that are within 4.5 km from the center of the claim or can be credited toward future renewals.

4.3	Surface Rights

The Éléonore project is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Quebec government and subject to the Convention for the James Bay and Northern Quebec Agreement (JBNQA). Infrastructure for the mining project required the acquisition of surface leases issued by the Department of Natural Resources and Wildlife (MRNF).

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Table 4-2:	Work Requirement per Renewal Period

Term	Surface area of claim
	Less than 25 ha	25 to 45 ha	More than 45 ha

1	$48	$120	$135

2	$160	$400	$450

3	$320	$800	$900

4	$480	$1,200	$1,350

5	$640	$1,600	$1,800

6	$750	$1,800	$1,800

7 or more	$1,000	$2,500	$2,500

The leases were obtained for all infrastructure planned in the Project area (Table 4-3). They are automatically renewed by the Ministry every year.

For road infrastructure construction, an approval must be issued by the MRNF. Necessary consents have been obtained for the entire planned road network including the permanent road (# 001 160 10 000).

Quarries and sand pits needed for construction purposes require, as appropriate, an authorization without a lease (ASB), a non-exclusive lease (BNE) or an exclusive lease (BEX). As appropriate, an ASB, BNE or BEX were obtained for all pits and quarries currently in operation. A number of requests for new quarries and sand pits are being reviewed or are under application (Table 4-4).

The Project is also in the territory of the Municipality of James Bay (MBJ). The following uses are permitted:

•	Industry (I),

•	Leisure and recreation (L),

•	Resources (R)

•	Conservation (C).

A building permit must be issued by the MBJ before the start of construction. This permit was obtained in 2011 and is required to be updated annually. The update is due during the first quarter of 2012, and at the Report filing date, was under evaluation.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Table 4-3:	Surface Lease Summary Table

Lease Number	Site	Area (ha)	Renewal Date

822461 00 000	La Sarcelle camp	13.3	2012-04-19

000880 10 000	Éléonore site	234.0	2011-10-01

000020 10 000	Airstrip	36.2	2011-06-01

000527 10 000	Waste rock stockpile	15.4	2011-06-01

822018 00 000	Communication tower	0.25	2011-06-01

000815 10 000	Power magazines	5.3	2011-10-01

001171 10 000	Tailings management facility	111.2	2012-02-01

001173 10 000	Clay stockpile	8.5	2012-02-01

001174 10 000	Peat moss stockpile	14.3	2012-02-01

Table 4-4:	Quarry and sand pits

Quarry and Sand Pit Names	Type of Lease	Lease Number	Renewal Date
Sablière A-01	MRNF ASB	ASB 5323	2013-02-28
Sablière A-09	MRNF ASB	ASB 5281	2012-10-13
Sablière A-10	MRNF ASB	ASB 5283	2012-11-26
Sablière R-30-A	MRNF ASB	ASB 5308	2013-02-09
Sablière R-30-B	MRNF ASB	ASB 5326	2013-04-30
Sablière R-34-A	MRNF ASB	ASB 5287	2012-12-17
Sablière R-36-B	MRNF ASB	ASB 5324	2013-04-30
Sablière R-36-C	MRNF ASB	ASB 5289	2012-12-17
Sablière R-38-B	MRNF ASB	ASB 5322	2013-02-28
Sablière R-40	MRNF ASB	ASB 5288	2012-12-17
Sablière R-44	MRNF ASB	ASB 5325	2013-04-30
Sablière DG-R25	MRNF ASB	Under study
Carrière C-01	MRNF ASB	ASB 5332	2013-03-31
Carrière C-05	MRNF BEX	BEX 1097	2017-01-09
Carrière C-02	MRNF BEX	Under study
Carrière C-04	MRNF BEX
Carrière C-07	MRNF BEX
Carrière C-11	MRNF BEX

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

4.4	Royalties

A royalty is payable to Virginia Mines Inc. The amount is calculated as a percentage based on mine production and gold price (Table 4-5).

An example of the royalty calculation is:

•

Mine production of 5,250,000 gold ounces would require payment of a 2.75% royalty based on production, being 2% on the first 3 Moz of gold produced, then successive 0.25% interest payments on each next 1 Moz of gold produced, i.e. 2% + 0.25% + 0.25% + 0.25% = 2.75%

•	And assuming the ounces were sold at a gold price of US$670/oz, then the final total royalty would be 3.025% (2.75% + (2.75 x 0.1)).

The percentage maximum of royalties is fixed at 3.5%. Advance payment of royalties to Virginia Mines Inc. of $US100,000 per month commenced 1 April, 2009.

4.5	Agreements

Goldcorp have entered into a confidential agreement with the Cree Nation termed the Cree Collaboration agreement. Under this agreement, an annual payment is made. The QPs have reviewed the agreement and there are no terms in the agreement that would have a negative impact on the Project. The annual payment is incorporated into the Project financial model.

4.6	Permits

Permitting Current status of the Project and the kinds of permits likely to be required to support project development are discussed in Section 20.

4.7	Environment

The current status of the environmental project, community consultation studies, current and proposed environmental studies and environmental permitting are discussed in Section 20.

4.8	Social Licence

The social licence environment for the Project is discussed in Section 20.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Table 4-5:	Royalties Payable, Based on Production and Gold Price

Percentage Calculated According to Mine Production
Percentage	Number of Gold Ounces Produced
+2.00%	On first 3 Moz of gold
+0.25%	On ounces produced between 3 Moz and 4 Moz of gold
+0.25%	On each additional 1 Moz of gold

Percentage Adjustment Based on Market Gold Price
Percentage	Gold price
-10%	If ≤$US35 /oz Au
-5%	If >$US350/oz Au but ≤$US400/oz Au
0%	If >$US400/oz Au but ≤$US450/oz Au
+5%	If >$US450/oz Au but ≤$US450/oz Au
+10%	If >$US500/oz Au

4.9	Comment on Section 4

In the opinion of the QPs the following interpretations and conclusions are appropriate:

•	Goldcorp holds 100% of the Éléonore Project. The Project comprises 369 contiguous claims totalling 19,188 ha;

•

Additional ground in the Éléonore South and Éléonore Southwest properties is held under joint venture, and because the joint venture is managed by a third-party, the properties are not considered to be part of the Éléonore Project;

•	Surface rights are held by Les Mines Opinaca;

•	A sliding-scale royalty is payable to Virginia Mines Inc., and is capped at 3.75%. Advance royalty payments commenced in April 2009;

•	An annual payment is required to the Cree Nation under the Cree Collaboration agreement; this payment is included in the Project financial model;

•

Permits obtained by the company to explore and undertake project development are sufficient to ensure that activities are conducted within the regulatory framework required by the local, Provincial, and Federal governments.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The closest towns to the Éléonore Project are Matagami and Chibougamau which are both located approximately 350 km to the south.

Currently, there is no permanent road access to the Éléonore Project. A winter road, which is functional between January and early April, links the property to Hydro-Quebec’s Sarcelle facility. Sarcelle can be reached via a 40 km-long gravel road which starts at the 396 km marker off the James Bay Highway.

Workers are mobilized on site via a temporary year-round air strip located approximately 1.5 km north of the exploration camp. The airstrip can accommodate planes capable of transporting up to 30 people, such as a Dash 8-100.

During the summer months, fuel and equipment are transported by barge, floatplane or helicopter. The helicopter is stationed permanently on site. The barge can usually transport as many as 180 45-gallon drums of fuel per trip.

Currently the permanent road from the Sarcelle facility is under construction. Two permanent bridges are completed. The permanent road should be completed during the summer of 2012 and will be approximately 70 km long.

5.2	Climate

The climate is typical of Northern Canada and is a temperate to sub-arctic climate. Average summer temperatures between June and September vary between 10°C and 25°C during the day and 5°C and 15°C at night. Winters can be fairly cold with temperatures varying between -60°C and -10°C.

Precipitation varies throughout the year, reaching an average of two meters annually.

Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be conducted year-round.

5.3	Local Resources and Infrastructure

Matagami and Chibougamau offer extensive community, health, and transportation services. Matagami is located on the James Bay Highway.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

The James Bay area is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydro electric facility located 40 km due west of the Project site on the Opinaca reservoir and the Eastmain Dam located 70 km to the south.

Currently the site has the following infrastructure available:

•	Airport with an illuminated runway

•	The Gaumond shaft (currently sinking)

•	A surface ramp (in excavation)

•	Shaft and ramp offices

•	Garage

•	Accommodation camp of 23 buildings (416 rooms)

•	Cafeteria

Figure 5-1 is an aerial view of the current campsite and mine development area. The planned infrastructure to support mining operations is discussed in Section 18.

5.4	Physiography

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of the swamps and overlying glacial deposits.

The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape varies between 215 m and a maximum of 300 m above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca reservoir.

Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees. The entire area was burned by forest fires a few years ago.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 5-1:	Air photograph of the Éléonore Camp

Note: Photograph dated winter 2011

5.5	Comment on Section 5

The QPs have reviewed the information and have concluded that:

•

Access is currently via aircraft, with supplies either barged in during the open water season, or trucked in via a seasonal ice road, but a permanent road should be available by approximately summer 2012.

•	Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be able to be conducted year-round.

•

In the immediate vicinity of the known Project deposits, and within the Goldcorp ground holdings, there is sufficient area to support construction of a mining operation, including sufficient space for an underground mine, process facilities, mining-related facilities such as workshops, offices and roads, and tailings and waste facilities.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

6.0	HISTORY

The first recorded exploration in the Éléonore area was by Noranda, in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion; this showing is located approximately 6 km southwest of the Roberto deposit.

In 2001, Virginia completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralization corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 m from the mineralized corridors returned significantly elevated copper, gold, and silver values.

Ground magnetic and inverse polarization (IP)/resistivity geophysical surveys were completed in 2002 and resulted in the discovery of several new Au-Cu-Ag occurrences in the diorite intrusion. During the program, an intensely-altered boulder of quartzo-feldspathic metasediments with disseminated arsenopyrite and pyrrhotite was identified. Subsequent investigation of this boulder and the glacial train in the area indicated that the source area was located a few kilometres to the northeast along the contact zone between the diorite intrusion and a cluster of quartzo-feldspathic sediments lying directly north of the intrusion.

Additional ground geophysical surveys, including IP/resistivity (94 line km), magnetics (81 line km) and Hummingbird electromagnetic (HEM; 26 line km) were performed on 200 m spaced lines during 2003–2004. A soil geochemical Modified Mercalli Intensities (MMI) survey (949 samples) was also conducted.

In late 2003, prospecting and reconnaissance mapping were completed ahead of mechanical trenching. The trenches were excavated to test geological, geophysical, and geochemical targets. Grab and channel sampling of the trenches indicated anomalous gold values of over 1 g/t. The first two samples of the Roberto zone (#809786 and #809785) were collected at the very end of this exploration program and gave values of 10.25 and 2.26 g/t Au. The program also identified additional gold occurrences in the diorite intrusion in the southwest portion of the grid.

A helicopter-borne, detailed magnetic survey (45 line km on two 50 m line-spaced grids) was carried out in early February 2004 over the northern half of the Ell Lake intrusion and the cluster of metasediments lying to the north.

During June–August 2004, additional trenching was performed on the Roberto zone. Virginia commenced core drilling in September 2004, and by November 2005, a total

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report of 247 core holes (85,960 m) had been drilled on the Éléonore property. Drilling completed by Virginia Mines successfully extended the mineralization found at surface to a depth of 800 m below surface. It also extended the mineralization beyond the Roberto Peninsula into the Bay Area and on the north shore of the Ell Lake as well as to the south.

In addition, during 2004–2005, a total of 125.5 km of grid lines were cut on the land while a further 127 km of grid was added to the Ell Lake grid system. This work was followed by an IP survey that covered a total of 226.3 line km.

In 2005, a large B-horizon survey encompassing a good portion of the property was completed. A total of 1,244 samples were taken at a spacing of 50 m along lines spaced between 500 m and 1,000 m.

An in-principle agreement to acquire the Project was reached between Goldcorp and Virginia Mines in November 2005 followed by a buyout offer shortly thereafter. Goldcorp took control of the Éléonore property on March 31, 2006.

Since acquisition, Goldcorp has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, Mineral Resource estimation and geological modeling. Mine construction activities are underway.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Sub-province and the La Grande Sub-province (Figure 7-1). The contact between the two sub-provinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other sub-province (Bandyayera and al, 2010).

The Opinaca Sub-province basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd intrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin (Moukhsil et al., 2003). The paragneisses are strongly metamorphosed and folded rocks which retained few of their original structures (Bandyayera and al, 2010). Unit ages vary between 2,844 Ma, similar to the La Grande basement rock ages, and 2,672 Ma and 2,647 Ma corresponding to paragneiss fusion episodes (Goutier et al., 2002; David et al., in preparation).

The “S-shaped” La Grande Sub-province surrounds the Opinaca Sub-province on its west and north sides, spanning a distance of 450 km in the east-west direction and of 250 km in the north-south direction. The La Grande Sub-Province is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano–sedimentary units of the La Grande River and Eastmain River green belts (Gouthier et al., 2001; Hocq, 1994). These assemblages overlay an older tonalitic basement (2.79 to 3.39 Ga). Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Sub-Province (Gauthier and Larocque, 1998; Moukhsil, 2000).

The Project area is overlain by rocks of the Eastmain Group of the La Grande Sub-province (Figure 7-2). At its base the Eastmain Group consists of the Bernou (2,722 Ma) and Kasak (2,704 Ma) Formations, which are composed of basalts and intermediate to felsic tuff (Moukhsil et al., 2003; Bandyayera et al., 2010).

Discordantly overlying these two formations are the Pilipas and Low Formations, consisting of conglomerate, greywacke and wacke. This volcano–metasedimentary sequence is intruded by synvolcanic and syn to late-tectonic tonalite, granodiorite and diorite intrusions.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 7-1:	Geology of the La Grande and Opinaca Sub-Provinces and Volcano–Sedimentary Belts (2011)

Project No.:	Page 7-2

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 7-2:	Project Geology Map (2011)

420000
430000
440000
5850000
5840000
5830000
5820000
Pegmatite
Janin Intrusive Suite
Diatexite
Laguiche Complex
Granodiorite/granite
Janin Intrusive Suite
Paragneiss
Laguiche Complex
Pegmatite/tonalite
Janin Intrusive Suite
Menouow Pluton
Granodiorite
Mafic Intrusive
Asimwakw pegmatite
Asimwakw pegmatite
Roberto Deposit
Old Camp showing
Vortex showing
OPINACA SUB-PROVINCE
LA GRANDE SUB-PROVINCE
Polygenic conglomerate
Low Formation
Eli Lake Diorite/Tonalite
JT showing
Greywacke/mudrock/schiste
Low Formation
Basalt
Kasak Formation
Porphyritic tonalite
Reservoir Opinaca
Pluton
Diorite
Uskawasis Pluton
Monzogranite/granodiorite
Tonalite/granodiorite
N
0 1 2 4 6 8
Km

Note: Vortex showing indicated on plan is on ground that is not held by Goldcorp. Thick black solid lines indicate Goldcorp tenure boundaries. The small tenure square in the centre of the figure was acquired by Goldcorp during 2011 and is now part of the Goldcorp Éléonore project.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Some intrusions dated between 2,709-2,704 Ma could be synvolcanic intrusions with the Kasak Formation while others in the 2,710-2,769 Ma range are considered syn-tectonic intrusions (Moukhsil et al., 2003; Bandyayera et al., 2010).

Regional faults are mainly present in the La Grande Sub-province and are oriented north–south, east–west, northwest–southeast, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Sub-province, faults and shear zones are mainly located along fold limbs.

Outcrop within the two sub-province areas has been extensively eroded by repeated glaciations.

7.2	Local Geology

The Éléonore property straddles the contact between the Opinaca and the La Grande Sub-provinces (refer to Figure 7-2). The contact is located in the northeast corner of the property along a northwesterly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient (Bandyayera et al, 2010).

7.2.1	Metasedimentary Units

Rock units from the Opinaca Sub-province occur in the northeastern corner of the Project. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a northwesterly direction evolving to an east–west grain toward the east part of the Project area.

The La Grande Sub-Province rock units make up most of the Project area west of the contact between the sub-provinces and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation. Various types of conglomerates, either clast-supported or matrix-supported with monomictic to polymictic clast composition, make up the base of the Low Formation and can reach significant thicknesses. The units form large outcrops along the west side of the property border.

Massive, finely- to thickly-bedded greywacke, greywacke that contains aluminosilicate porphyroblasts, conglomeratic greywacke, conglomerates, local arenites, mudstone and cherty units make up the upper part of the Low Formation. Immediately outside

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report the western Project limits, rock units consist of basalts and intercalated intermediate to felsic tuff units attributed to the Kasak Formation. The Low Formation is interpreted to be in discordant contact with the Kasak Formation.

7.2.2	Intrusive Units

The crescent-shaped Ell Lake diorite intrusion is 10 km long and occupies the centre of the Project. Few observations of the contact between the Ell Lake diorite intrusion and the Low Formation have been recorded.

Asimwakw pegmatites, as named by Bandyayera in 2010, intrude the metasedimentary units and dominate topographic highs. The pegmatites generally have a northeasterly trend that does not appear to be solely the results of preferential erosion during periods of glaciation.

Large granodiorite, granite and pegmatite intrusive units are located on the southeastern side of the property. The Uskawasis pluton, consisting of monzonite, granite and granodiorite is located just south of the property boundary.

Proterozoic diabase dykes that have a northeasterly orientation transect the property.

7.2.3	Structure

Metasedimentary units appear to form an open fold with a northeasterly-trending axis. A large mylonitic high strain zone that also trends to the northeast roughly follows this fold axis. A large northwest-trending, sub-vertical regional fault, observed both in drill core and in outcrop, is located just east of the Roberto deposit. A 1 km dextral displacement is interpreted for this fault from magnetic data. The magnetics also indicate the presence of a number of additional faults within the Project boundaries.

Rock units in the Project area have been deformed by three deformation phases, D2 being the principal phase, and forming a penetrative regional foliation. This deformation is expressed differently in the two sub-provinces, being regular with an east–west trend of domes and basins in the Opinaca Sub-province (Remick, 1977) and with volcano-sedimentary units deformed around the resistant intrusions in the La Grande Sub-province. A strong east–west to northwest–southeast schistosity and a mineral foliation in intrusive rocks is visible in the La Grande units.

Deformation D1 is more visible in the volcano–sedimentary units of the La Grande Sub-province and expressed by P1 folds with a north–northeast–south–southwest axis. The folds are locally refolded by D2 folds with northwest–southeast axes. In the

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Opinaca Sub-province units, this deformation is faint and expressed by mineral lineations.

D3 deformation is discrete in both sub-provinces and appears as folding of S2 and as crenulation cleavages.

7.3	Roberto Deposit

The Roberto deposit has historically been divided into the Roberto, Roberto East, Zone du Lac, North and Hangingwall Zones. This nomenclature is based on their geographical location and main alterations observed. All these zones are made up of many individual mineralized lenses.

The host rock of the mineralized zones is typically a thinly-bedded (approximately 10 cm beds) greywacke near the contact with a massive greywacke unit, and locally, with a thin conglomerate unit (Figure 7-3). A section through the deposit showing the geology and mineralized zones (displayed in red) is presented in Figure 7-4. The steeply east-dipping Roberto East fault, marked by a thin black tourmaline marker band, forms the eastern limit of the mineralized vein cluster.

The structural hanging wall of the mineralized zones is characterized by a greywacke containing centimetre-scale aluminosilicate porphyroblasts overlain by a thin conglomerate unit. The aluminosilicate-bearing greywacke and the conglomerate appear tightly folded with axis generally oriented in the east–west direction and refolded by the F2 event. This folding is in sharp contrast with the generally north–south-trending bedding in the mineralized zones. The structural footwall of the mineralized zones is characterized by greywacke, locally exhibiting a higher metamorphic grade, which contains a higher amount of pegmatite dykes and quartz veins.

The mineralized zones consist of a stockwork of gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones (Ravenelle et al, 2010). Mineralization shows variable proportions of disseminated arsenopyrite and pyrrhotite. Traces of pyrite, sphalerite, bornite, and chalcopyrite are also present locally.

The mineralized zones are visually recognizable. They are light to dark brown in colour due to microcline and tourmaline alterations, with generally abundant sulphide concentrations. These darker colours differentiate the mineralized zones because the wall rocks are usually light to medium-grey colour and have a low sulphide content.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 7-3:	Geology Map of the Roberto Deposit (2010)

426500
427000
427500
5840000
5839500
5839000
5838500
Diorite
Mineralized Chert
Fault
Fault
NORTH ZONE
ZONE DU LAC
Exploration Shaft
HANGING WALL ZONES
Greywacke
Greywacke
ROBERTO
ROBERTO EAST
Fault
Section 5839340N
Conglomerates
Aluminosilicates Greywacke
Roberto stripped outcrop
See insert map
SOUTH ZONE
Greywacke
ROBERTO
Metasomatized Greywacke
Conglomerate
Greywacke
ROBERTO EAST
Aluminosilicates Greywacke
Pegmatite
Roberto stripped outcrop
Opinaca Reservoir
N
0 50 100 200
Meters

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Figure 7-4:	Roberto Deposit Section View, Looking North (2010). Vein envelopes are based on drilled thicknesses.

426400
426700
427000
200
-100
-400
Overburden
Metasomatismed
Greywacke
Aluminosilicates
Greywacke
Conglomerate
Diabase
E 11.51 g/t /21.00 m
H 13.37 g/t /12.85 m
E 10.98 g/t /14.00 m
H 26.21 g/t / 3.98 m
E 12.20 g/t /10.50 m
H 27.18 g/t / 4.00 m
E 57.34 g/t /11.44 m
H 73.13 g/t / 8.84 m
E 14.90 g/t /13.15 m
H 30.76 g/t / 6.15 m
ROBERTO
E: Mineralized envelope
H: High grade envelope
Section 5839340N

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

The sulphide concentration within the mineralized zones varies between 1% and 5%, and primarily consists of arsenopyrite, pyrrhotite and pyrite. The “waste” rock may contain sulphides, usually pyrrhotite, but this is in lesser amounts, from trace to 2%, and occurs mostly in the structural hanging wall.

The mineralized zones are generally 5 m to 6 m in true thickness, varying between 2 m and more than 20 m locally. Mineralization is considered to pre-date the final deformation phase (Ravenelle, 2010).

The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. Transposition of the sedimentary beds post-mineralization may also explain some of the thickening of the mineralized zones.

The Roberto gold zones dip steeply to the east and rake (plunge) steeply to the northeast. All zones remain open at depth and along strike.

7.4	Exploration Targets

Outside the Roberto deposit area, exploration is being undertaken on the Old Camp showing located in the Project area, 5 km west of the Roberto deposit (refer to Figure 7-3). In this location, shear zones that have associated quartz–tourmaline veins and contain pyrite, arsenopyrite and chalcopyrite are located in the Ell lake diorite near the contact with the metasedimentary units. Grab samples have returned anomalous high-grade gold values. Similar gold values and settings are observed on the east side of the Ell Lake intrusion.

7.5	Comments on Section 7

In the opinion of the QPs, knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation. The mineralization style and setting of the Project deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

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Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

8.0	DEPOSIT TYPES

The Roberto deposit is considered to have many aspects in common with classic greenstone-hosted quartz–carbonate vein deposits, but represents a clastic sediment-hosted stockwork-disseminated end member. Canadian end-member examples of greenstone and clastic-hosted quartz–carbonate vein deposits include Pamour and Timmins.

The following description is based on Dubé and Gosselin (2007).

Greenstone-hosted quartz–carbonate vein deposits, are a subtype of lode gold deposits, and are defined as structurally controlled, complex epigenetic deposits that are hosted in deformed and metamorphosed terranes. They are distributed along major compressional to trans-tensional crustal-scale fault zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archaean terranes.

Although dominantly hosted by mafic metamorphic rocks of greenschist to locally lower amphibolite facies, deposits can be hosted in metamorphosed sediments.

Greenstone-hosted quartz-carbonate vein deposits are typically associated with iron-carbonate alteration. The relative timing of mineralization is syn- to late-deformation and typically post-peak greenschist-facies or syn-peak amphibolite-facies metamorphism.

Deposits consist of simple to complex networks and arrays of gold-bearing, laminated quartz–carbonate fault-fill veins in moderately to steeply dipping, compressional brittle–ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. Individual vein thickness varies from a few centimetres up to 5 metres, and their length varies from 10 up to 1000 m. The vertical extent of the known deposits is commonly greater than 1 km and may reach as much as 2.5 km.

Gold is mainly confined to the quartz-carbonate vein networks but may also be present in significant amounts within iron-rich sulphidised wall rock. The sulphide minerals typically constitute less than 5 to 10% of the volume of the mineralized zones. The main minerals are native gold with, in decreasing amounts, pyrite, pyrrhotite, and chalcopyrite and occur without any significant vertical mineral zoning. Arsenopyrite commonly represents the main sulphide mineral in clastic-hosted deposits. The Au/Ag ratio typically varies from 5 to 10.

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8.1	Comment on Section 8

The Roberto deposit is the first example of a greenstone and clastic-hosted quartz–carbonate vein deposit identified in the La Grande Sub-Province.

Features of the deposit which indicate it is part of the greenstone-hosted quartz–carbonate vein deposit continuum include:

•	Spatially associated with major crustal feature developed in deformed greenstone rocks; mineralization is considered to pre-date the final deformation phase;

•	Associated with large, district-scale carbonate alteration;

•	Gold mineralization hosted in laminated fault-fill quartz–carbonate veins of varying thicknesses;

•	Association of gold with arsenopyrite, pyrrhotite and pyrite.

Features of the Roberto deposit which are atypical of the general greenstone-hosted quartz–carbonate vein deposit continuum include the fact that it is characterized by stockwork and replacement-style mineralization hosted in amphibolite facies turbiditic metagreywacke and paragneiss.

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9.0	EXPLORATION

The main focus of the exploration activities on the project have been to advance the Roberto deposit to a development decision, and therefore the greater Éléonore Project area has not been subject to significant exploration work in the last five years. However, high-quality exploration targets exist, near the Roberto deposit and also on other parts of the concession and warrant further investigation. Table 9-1 summarizes the exploration activities on the Éléonore project other than drilling.

9.1	Grids and Surveys

The coordinate system used for all of the exploration, drilling and support of Mineral Resources and Mineral Reserves is the Universal Transverse Mercator (UTM) coordinate system using the North American datum of 1983 (NAD 83). The UTM Zone is Zone 18 North. Data acquired prior to Goldcorp’s acquisition of the project was also in UTM coordinates, however the datum was NAD 27 and in order to be converted the following translation had to be calculated:

Conversion to NAD 83: North= +228.407m, East= +22.643m and Elevation= -4.423m

The GPS survey data are directly downloaded into the Project acQuire database.

In 2006 an air photo/LiDAR survey was completed over the property by XEOS of Quebec. The survey covered two sectors:

•	Sector A covered the entire Éléonore claim group, was at 60 cm resolution, and provided 4 m topographic contours;
•	Sector B covered the Roberto area, was at 25 cm resolution, and provided 1 m topographic contours.

In 2008, an air photo survey was conducted over the northern portion of the property to provide better topographic information for infrastructure planning. The survey was conducted by Haut-Mont during the summer of 2008.

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Table 9-1:	Summary of Exploration Work Carried Out on the Éléonore Project

YEAR	TYPE	Survey	Area	Company	Amount	Comment/Results
2006	Air photo		Éléonore	XEOS		Northern Area: 1 m topography contours. Property: 4 m contours
	Geophysics	VTEM	Éléonore	Geotech	3123.5 km	MAG + EM. Anomalies associated with Iron Formation. No significant anomalies associated with Roberto

2007	Geophysics	Induced polarization	Roberto	TMC	5.7 km	Survey was completed by Geosig following year
	Trenching	Outcrop stripping	Roberto	Goldcorp		Roberto Outcrop was stripped of the overburden over an area of 400 m by 175 m, exposing the main Zones of the deposit.
	Geochemistry	Photo interpretation	Éléonore	Inlandsis		Interpretation of the glacial cover and potential dispersion trends over the property

2008	Geophysics	Induced polarization	Roberto	Geosig	15.6 km	Strong chargeability anomaly associated with Roberto deposit
	Geochemistry	Till sampling	Éléonore	Inlandsis	496 samples	5 distinct anomalous sectors identified, for which additional work is recommended
	Air photo		Roberto	Haut-Mont		Air photo of northern part of Éléonore
	Trenching		Roberto North	Goldcorp	9 trenches	A series of trenches in the North area to help understand geological controls on mineralization

2010	Geochemistry	Lake sediment sampling	Éléonore Nord	Inlandsis	653 samples	Northern half of the reservoir was sampled. Anomalies associated with Roberto and Old Camp.

9.2	Geological and Structural Mapping

Virginia performed several mapping and sampling programs from 2001 to 2005. Systematic sampling and detailed mapping in 2002 near the Ell Lake showing led to the discovery of a sulphide-bearing quartzo-feldspathic metasedimentary boulder that returned high gold values on assay. Prospecting and reconnaissance mapping successfully exposed surface outcrops of alteration zones and gold mineralization.

From the summer of 2006 to 2011, small mapping and sampling programs have been carried out by Goldcorp at 1:20,000 scale in various areas of the Project. During the period, over 1,000 outcrops have been visited and sampled by Goldcorp geologists. This work is used as exploration vectors.

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9.3	Geochemistry

Prior to Goldcorp’s Project interest, Virginia conducted a soil geochemistry MMI survey in 2003 that took 949 samples. Together with other exploration activities including geophysics, and trenching, the survey aimed at locate the source of the gold-bearing boulder discovered in 2002.

A till sampling survey was completed during the summer of 2008 (Figure 9-1). The survey was conducted under the supervision of Rémi Charbonneau of Inlandsis. The survey covered the entire Project area and consisted of a total of 496 samples collected at 100 m to 200 m spacing along lines distributed at every 1 km to 1.5 km. A series of 37 duplicate samples was selected for visible gold and other characteristic mineral grain counts, covering the area down-ice from the Roberto deposit.

The program outlined six exploration targets, named Sectors A to H. The highest priority targets are considered to be Sector A, which is up-ice from the Roberto deposit, and Sector B, which has two distinct dispersal trains. Sector E is the third-ranked target, located 5 km down-ice from Roberto, where the till sampling suggests the potential of gold mineralization due to the abundance of pristine-shaped visible gold grains, counts of five to 20 scheelite grains, high-grade gold results and associated Sb, Sn and Cu anomalies.

A lake-bottom sediment sampling survey was completed over the northern portion of the Opinaca reservoir during the summer of 2010 (Figure 9-2). A total of 653 samples collected with a 75 m to 100 m spacing along north–south lines distributed every 200 m to 300 m. The samples were submitted to multi-element analysis by MMI (Metal Mobile Ion) partial dissolution, followed by sensitive ICP-MS determination for 53 elements, including Au with a 0.05 ppb detection limit. The survey revealed three sectors of interest including Southeast Roberto, Old Camp and the North sector.

9.4	Geophysics

In 2002, Virginia performed a ground magnetic survey (33.6 line km) and an induced polarization (IP) survey (24.6 line km) over a grid covering 8 km2 in the Ell Lake area. Several IP conductors were detected.

In March 2003, a fixed-wing magnetic survey was carried out over an area of 23 km by 9.5 km, covering the contact between the Ell Lake intrusion and the Opinaca and La Grande sub-provinces. In the meantime, in order to identify the source of the gold-bearing boulder, Virginia performed a ground magnetic survey (81 line km) and IP survey (65 line km) on 200 m spaced lines on the northwest and north shores of the Ell Lake.

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Figure 9-1:	Plan Showing Till Sampling Sites (2008)

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Figure 9-2:	Lake-Bottom Sediment Sampling: Anomalous Contour and Location of the Three Sector Of Interests (2010)

In February 2004, a helicopter-borne, detailed magnetic survey (45 km2, 50 m line spacing) outlined more accurately the northern contact between the Ell Lake intrusion and the sub-provinces and detected a number of magnetic features suggesting alteration zones in the surrounding sediments.

In January 2005, Virginia carried out an IP survey that covered a total of 226.3 line km on the northeastern side of the Ell Lake. The survey was performed by Geosig Inc

In 2006 a helicopter-borne magnetometer and electromagnetic VTEM survey (time domain) with an in-loop configuration was flown over the entire Project. The survey was conducted by Geotech Ltd and totalled 3,123.5 line km. Line spacing was 75 m and the survey was oriented at N360 degrees. A more detailed survey was conducted over the Roberto deposit area with line spacing of 50 m, which was oriented at N90 degrees (Figure 9-3).

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Figure 9-3:	2006 VTEM survey. Plan showing surveyed lines

Anomalies generated from the VTEM survey are indicated in Figure 9-4. The anomalies located inside the reservoir are large weak conductors and are interpreted to be related to the strong concentration of conductive superficial sediments found in the reservoir. The long anomalies located to the east of Roberto are interpreted to be caused by sediments, such as iron formation and or argillitic sequences that have significant sulphide concentrations. Some of the exploration drilling has targeted some of the sediment-hosted anomalies and results indicate that they do not carry significant gold mineralization.

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Figure 9-4:	2006 VTEM Survey. Plan showing the apparent resistivity at 0.96ms

A surface induced polarization (IP) survey was conducted totalling some 21.3 line km between 2007 and 2008 on the Roberto deposit area (Figure 9-5). The purpose of the survey was to determine the response of the Roberto mineralization to a pole-dipole IP configuration and to verify the efficiency of this method for exploration targeting.

In order to penetrate the conductive layer of the sediments in the reservoir and the stripped area over the main orebody, the pole-dipole configuration used a 50 m separation.

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TMC Geophysique from Val d’Or completed the initial six lines (5.7 km) of the survey in 2007. Geosig Inc. of Quebec completed the survey in 2008, undertaking 12 lines for 15.6 km.

The survey was successful in identifying anomalies related to the Roberto mineralization (Figure 9-6) and the pole-dipole configuration with 50 m spaced electrodes is the recommended configuration future surveys.

9.5	Trenches

During the summer of 2001, Virginia performed channel sampling along the shoreline of the Ell Lake and identified several Au-Cu-Ag occurrences. Best results include: 382 ppb Au over 8.5 m and 359 ppb Au over 8 m. In 2002, channel sampling in the diorite intrusion identified similar occurrences: 1400 ppb Au over 1 m, 860 ppb Au over 1 m.

In 2003, the prospecting and reconnaissance mapping was followed by mechanical trenching in order to test several geological, geophysical and geochemical targets. Samples yielded anomalous to sub-economic grade gold values over metric to decametric widths (0.81 g/t Au over 37 metres and 2.42 g/t Au over 5.25 metres).

Virginia conducted a mechanical stripping program in the late summer and early fall 2004 in order to test the lateral extensions of the Roberto zone. Channel samples were taken perpendicular to the main schistosity at 10 to 20 metres intervals, across the entire ore zone and extended a few metres into the country rock. The program began on an outcrop sampled in late 2003 which had returned elevated gold values. A total of three trenches were excavated in the Roberto area.

An IP anomaly was identified in 2003, and three trenches excavated in the area in 2004 uncovered the Roberto East zone.

Regional trenches were also excavated to reproduce grab samples gold values and to test geophysical, geological and geochemical anomalies. Channel samples from 25 trenches were taken. The mineralization encountered in the trenches was later targeted by drilling.

The trenches on Roberto Island were enlarged in 2006 and 2007, creating a single exposed outcrop measuring 400 m by 100 m, oriented to the northeast.

Lithologies, alterations, veins and mineralized zones were mapped in detail during summer of 2007, improving the understanding of the distribution of the mineralized zones and the structural setting.

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Figure 9-5:	Induced Polarization Survey: Plan Showing Surveyed Lines over the Roberto Area (2008)

Figure 9-6:	Induced Polarization Survey: Plan Showing Chargeability and Interpreted Anomalies (2008)

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The outcrop was extensively sampled and assayed for gold and trace elements. Mineralized zones in the form of 3D solids interpreted from drilling data were reconciled with the surface geological interpretation.

In 2008, nine new trenches were opened in the North Area and an old Virginia Mines trench was enlarged (Figure 9-7). These trenches are smaller in scale than the Roberto Main trenches. Mapping of those trenches improved the understanding of the geological framework in the North Area of the deposit.

Mapping of lithological contacts, structures and veins was done using the same high-precision global positioning system (GPS) instrument used to locate drill hole collars, ensuring a precise map without distortion. The locations of channel samples were also measured with this GPS. All data were imported into ArcGIS software to create a final map of the deposit.

Channel samples are treated in the same way as drill core samples. They are laid into HQ-size (63.5 mm) core boxes and brought in the coreshack. The lithologies, alterations, veins and structures are recorded in detail using acQuire software, applying procedures identical to those used for drill core samples (refer to Sections 10.2 and 10.3).

Trench and channel samples are not used for mineral resource modelling purposes.

9.6	Theses

A PhD study funded through a Natural Sciences and Engineering Research Council (NSERC) industry grant, the Institut National de la Recheche Scientifique (INRS), the Geological Survey of Canada (GSC), Goldcorp Inc. and Virginia Mines Inc. is currently being completed by J.-F. Ravenelle.

As part of this study, a GSC publication was published in 2010 as follows:

Ravenelle, J.-F., Dubé, B., Malo, M., McNicoll, V., Nadeau, L., and Simoneau, J., 2010. Insights on the geology of the world-class Roberto gold deposit, Éléonore property, James Bay area, Quebec; Geological Survey of Canada, Current Research 2010-I, 26 p.

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Figure 9-7:	Roberto Area, Location Of Trenches Performed By Goldcorp (2008)

9.7	Exploration Potential

Within the Roberto deposit, exploration potential remains at depth. Mineralization has been drill tested to 1,400 m, in the deepest drill hole to date. When completed, the Gaumond shaft will provide a drill base for additional work on the deposit at depth.

Other targets have been identified around the Roberto deposit, including the hanging wall veins (HWV) and the north low-grade zone (NLG).

The HWV are part of the alteration zones surrounding the Roberto deposit. The veins are generally small and erratic, but include alteration haloes which can range from 1 to 5 m-wide zones. Because these zones are close to infrastructure, the HWV may be a potential future source of additional mill feed for the Project if additional drilling supports Mineral Resource estimates for the veins.

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The NLG is a wide alteration zone found near-surface. With additional drilling, there is also potential for this zone to support Mineral Resource estimates.

Limited exploration has been undertaken outside the immediate Roberto deposit area, and the remaining claims retain good exploration potential.

9.8	Comment on Section 9

In the opinion of the QPs, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project. The exploration and research work supports the genetic and affinity interpretations.

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10.0	DRILLING

At the end of 2011, a total of 933 surface drill holes (approximately 428,948 m) have been completed by Virginia and Goldcorp. Details of the various drilling programs are summarized in Table 10.1. Drill hole collar locations for drilling completed in the Roberto area are shown in Figure 10-1 and drill holes collars on the entire property are in Figure 10-2.

Surface drilling includes 376,535 m of exploration and delineation drilling, 14,777 m of geotechnical drilling, 512 m for hydrological/water bore purposes, and 880 m metallurgical drill hole. Condemnation drilling and drilling to support the locations of planned infrastructure were completed from May 1, 2010 to October 4, 2010. This drilling totals 10,858 m. Drill hole collar locations for these drill holes are shown in Figure 10-3 to Figure 10-5.

Since the closeout date for the database, there has been a total of 82 additional surface core holes (53,532 m) completed. Of this total, 25 holes (6,369 m) were geotechnical drill holes, drilled mainly for grouting purposes along the exploration and planned production shafts.

Exploration drilling in 2011 was aimed at better defining the mineralized zones between 450 m and 800 m below surface. This drilling was ongoing at the Report filing date. Results of the drilling appear to confirm the continuity of the geological model as interpreted.

10.1	Virginia Drilling

Virginia launched an initial drilling campaign in September 2004. The drilling aimed at investigating the Roberto zone and continuing testing geophysical, geochemical and geological anomalies that were not explained by channel sampling or that yielded interesting results. At first, two rigs were used for that program then a third drill was called in. A total of 69 drill holes were performed in the Roberto area for a total of 17,118 m. Drilling successfully confirmed the northward extension of the zone underneath the lake. A total of 29 holes were drilled on regional targets for a total of 5,585 m. Numerous drill holes confirmed the mineralisation and alteration identified in trenches. Several drill holes failed to explain geophysical and geochemical anomalies.

The winter 2005 drilling campaign was the continuity of the drilling campaign started in the fall 2004. Three rigs were used and the objective was to test the extension of the Roberto zone at depth and to the north and south. Drilling operations were performed by Chibougamau Diamond drilling Inc. Drill log descriptions were recorded by geologists from Services Techniques Geonordic.

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Table 10-1:	Drill Hole Summary Table

Company	Date	Core Holes Completed	Length (m)
Virginia*	September 2004 to March 2006	329	105,537
Opinaca	April 2006 to December 2006	127	54,726
Opinaca	January 2007 to December 2007	138	76,496
Opinaca	January 2008 to December 2008	149	89,640
Opinaca	January 2009 to December 2009	21	19,773
Opinaca	January 2010 to December 2010	87	29,242
Goldcorp	January 2011 to December 2011	82	53,532

Total		933	428,945

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Figure 10-1:	Drill Hole Location Plan, Exploration and Infill Drill Programs (2012)

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Figure 10-2:	Regional Drill Hole Plan- Éléonore Property (2012)

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Figure 10-3:	Metallurgical Drilling Collar Location Plan (2012)

426000
426500
427000
427500
5840000
5839500
N
Zone du Lac
Hanging Wall
Zone Roberto
Roberto Est
Zone Sud
0
50
100
200
300
400
500

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Figure 10-4:	Hydrological Drilling Collar Location Plan (2012)

426500
427000
427500
428000
428500
5840500
5840000
5839500
N
Zone du Lac
Hanging Wall
Zone Sud
0 50 100 200 300 400 500 Meters

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Figure 10-5:	Geotechnical/Condemnation Drilling Collar Location Plan (2012)

423000
423500
424000
424500
425000
425500
426000
426500
427000
427500
428000
428500
429000
5842500
5842000
5841500
5841000
5840500
5840000
5839500
5839000
5838500
5838000
N
500 250 0 500 Meters

A total of 53 holes (17,530 m) were drilled to test the Roberto zone, while 11 holes (2,313 m) were drilled to test IP anomalies. Drilling successfully extended the Roberto zone at depth, to the north and to the south.

During the rest of 2005, Virginia continued to drill with three to four drill rigs continuing to expand and define the orebody. An additional 70 drill holes were completed totalling some 43,365 m. Between January and March 2006, Virginia drilled a total of 96 drill holes for some 19, 627 m. These were in-fill drill holes aimed at better define the ore zones close to surface.

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Locations of the drilling performed by Virginia were included Figure 10-1 and Figure 10.2. A cross-section showing an example of Virginia drilling is presented in Figure 10-6.

10.2	Drilling Methods

All core diamond drilling completed on the property consists of wireline diamond drilling recovering NQ size (47.6 mm) drill core.

Forage Chibougamau Ltée has been the sole core diamond drilling contractor since the beginning of the Project. Rig numbers used at site have varied from one to six. Geotechnical drill companies are AlXtreme, Forages Giroux, Forages SL. Inc. and Technic-Eau.

The main portion of the orebody crops out on the Roberto Peninsula and extends north under water within the Bay Area. A significant portion of the shallow areas of the orebody can only be easily accessed with drill rigs set up on ice platforms during the winter months. Numerous swamps exist and make movement between drill hole collar locations difficult during the warmer months. Helicopter-supported drilling is required during those months to minimize the environmental impact in areas where the ground is soft. Drill holes targeting the mineralized horizons deeper than 600 m below surface are generally collared on hard ground, and can be drilled year-round.

10.3	Field Procedures

Drill cores are placed into wooden core boxes at the drill site. The core boxes are labelled and closed with metal wire or rubber bands by the drilling contractor. An orientation device, either an Acetool or Coreint, is attached to the tube of some drill rigs. The core base is marked by the drillers, based on the tool readings. This technique allows orientation of the core in real space and provides structural measurements that represent actual ground conditions.

Drill core is retrieved at the end of every shift from each drill site either by Goldcorp employees or drill contractor personnel. Core boxes are placed onto racks located in front of the logging core shacks. To avoid mixing drill hole data, each drill rig has its own well-labelled storage racks.

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Figure 10-6:	Cross-section (2800N) Showing an Example of Virginia Drilling, from Technical Report and Recommendations May 2005 Drilling Program, Éléonore Property, Quebec

Note: S3: Wacke; S3 Vn: Wacke with quartz vein; S3 PQ (Al-Mv): Wacke with muscovite and aluminosilicate porphyroblasts; AC: actinolite; AS: arsenopyrite; BO: biotite; MV: muscovite ; TL: tourmaline; Si+: silicification; K+: potassic alteration; CB+: carbonatisation.

10.4	Geological Logging

Core boxes are opened immediately upon arrival at the core shack, and the geologist responsible for that drill rig logs a summary description of the drill core (Quick Log). This information is then plotted on the corresponding drill section together with the drill hole deviation in order to facilitate tracking of drilling progress within the drill hole.

The core boxes are subsequently brought into the geotechnical core shack, where the core is correctly repositioned in the core boxes by locking the core pieces to each other. Core is then carefully measured. For boreholes on which an orientation device was used, the core is repositioned using the driller’s marks and a green line is traced indicating the bottom of the hole.

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Core boxes are permanently labelled using aluminum tags that include the drill hole number, box number and the depth interval start and end points.

Once it is measured and oriented, the drill core is moved to the logging core shack, where a geologist records a detailed description of the lithologies, structures, mineralization, alteration, and veining. Logging forms have pre-defined pick lists for codification of the geological descriptions and built-in validation to minimize wrong entries. To ensure the geologists log the core samples in a consistent manner, the data entry procedures were documented and assembled into a manual. Core library and posters are available for geologists-in-training; these geologists are also tutored by a more experienced geologist until logging proficiency is attained.

After completion of the core description, the geologist is responsible for marking the samples on the core. Photos of the core for the entire drill hole length are then taken, with four boxes photographed per picture. Specific gravity measurements and point load testing are carried out before the core boxes are moved to the core-cutting facilities.

Once the core samples have been cut, the boxes containing the remaining core halved are placed in an outside permanent core rack.

10.5	Recovery

Core recovery and RQD is measured and calculated for each core. Core losses are recorded in the drill log. Rock units intersected by drilling are generally solid, yielding an effective core recovery of 100%.

10.6	Collar Surveys

Until December 2005, drill hole collars were surveyed using Garmin hand-held global positioning system (GPS) instruments, or were chained from already-completed boreholes.

In January 2006, a land surveyor was mandated to install a Trimble TSC1-V7.50 GPS fitted with differential correction from a base station located on site. Measurement precision is two centimetres, both in the horizontal and vertical axis. From that date, all new collars were surveyed using this system. Core holes drilled in 2004 and 2005 were easily resurveyed as casings were left in place, with the exception of 19 core holes that had been drilled with rigs set on lake ice during the winter of 2004 and 2005. For these, collar locations may be inaccurate by a few metres.

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Procedures for drill hole collar surveys include paper tracking of final collar surveys that must be signed by the surveyor.

The location of proposed drill hole collars is assessed using a Trimble GPS and marked with a picket. Front sights are implanted at 15 m, 30 m and 55 m with the GPS and double-checked with a compass. Drilling is visually aligned using the front sights.

Upon completion of the final collar survey, the planned collar coordinates and the surveyed collar coordinates are compared and any discrepancies investigated.

10.7	Down-Hole Surveys

Down-hole surveying has been performed routinely on every drill hole since Project inception, using a rented FlexIt SmartTool electronic instrument.

During drilling, a single-shot test is taken approximately 15 m past the casing to determine the initial drill orientation. Following this, single-shot tests are taken approximately every 60 m to 100 m at the end of drilling shifts. If in the process of drilling the drill rods need to be removed from the bore hole, the FlexIt tool is used in multi-shot mode to conduct tests every 3 m or 6 m.

Once a drill hole is deemed complete, the FlexIt tool is used in multi-shot mode to conduct tests every 3 m or 6 m as the drill rods are being pulled. Multi-shot data are downloaded into the drill hole database and verified by the geologist. Station data that produces anomalous azimuth readings due to excessive local magnetic interference are flagged to prevent their use in plotting the drill trace. Multi-shot readings are used in favour of single-shot readings and are flagged to be used when plotting the drill trace.

The magnetic north azimuths are corrected automatically in the acQuire database to the true north azimuth using a correction of -17 degrees.

The FlexIt tool is sensitive to the magnetic properties of the rocks encountered in the drill hole. However, other than the diabase dykes, diorite and an occasional mineralized unit in the northern part of the property, rocks underlying the Roberto deposit are very weakly magnetic and do not generally affect the azimuth readings taken by the down-hole survey tools.

In 2010, a test was performed on one drill hole, DDH ELE-10-00695-M01, over a distance of 1,338 m using a north-seeking Gyro instrument with the aim of comparing

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its results with those obtained with the FlexIt tool. The results showed an overall difference of 0.25% between both surveys at a distance of 1,338 m down hole.

10.8	Geotechnical and Hydrological Drilling

Depending on the location of the bore holes, 15 drill holes were stockpiled for logging at a later date and the remainder were logged as per normal procedures.

10.9	Metallurgical Drilling

All the metallurgical core samples from drilling are identified in appendices of SGS Lakefield metallurgical test works reports. The drill samples represent the Roberto and Zone du Lac ore bodies from surface to 750 meters depth with various gold head grades, ranging from 2 to 20 g/t Au.

10.10	Condemnation Drilling

Drilling was undertaken on the construction site in areas where infrastructure is planned to be built to confirm the low potential for economic mineralization. These holes were logged and sampled as per normal procedures.

10.11	Drill Spacing

Drilling has been conducted over the Roberto deposit on a 1,500 m by 1,500 m area. The drilling pattern was designed to sample the deposit orthogonally to the interpreted strike and dip of the gold mineralization. The majority of the core holes were drilled with an inclination varying between negative 45° to -63°.

Re-modelling of the mineralization completed during 2010 identified a northwesterly trend to the mineralization in the Bay area; this was considered to explain the very strong down-hole deviation observed in some drill holes in this area.

Because of the irregular shape of the deposit at surface, core holes and drill sections are oriented from east to west direction in the Main and Bay areas, southwest to north–south in the southern limb area, and east–west to north–south in the northern limb area.

All core holes were drilled from surface on sections spaced approximately 25 m apart in most parts of the deposit. Drill hole spacing of 25 m by 25 m occurs over the bulk of the orebody to a depth of approximately 250 m below surface.

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Between 250 m and 700 m below surface, borehole spacing increases to about 50 m by 50 m. Below 700 m, down to approximately 1,000 m, a core hole spacing of 100 m by 100 m is usually implemented. Only a few drill holes were drilled below 1,000 m. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1,400 m below surface.

10.12	Drill Sample Length/True Thickness

Sample intervals are determined by the geologist logging the core. Samples do not cross geological boundaries and respect lithological, alteration, mineralization and structurally interpreted boundaries. The minimum sample length is 0.30 m and the maximum is 1.5 m in waste and 1.0 m in mineralized material.

Bore holes drilled by Virginia Mines were sampled in the interpreted mineralized zones only. Those drilled by Opinaca Mines were sampled from top to bottom. A program is currently underway to complete the sampling of the Virginia core in the most prospective mineralized areas.

True thickness interval lengths are defined as being perpendicular to the strike and dip of the mineralization at the point of bore hole intersection. It is the shortest distance between the hanging wall and the footwall points of intersection of the bore hole with respect to the strike and dip of the mineralization. Due to the irregular shape of the orebody, there is no predetermined angle for this.

10.13	Drill Intercepts

Typical drill hole orientations are as shown in Figure 7-4 in Section 7 of this Report.

Table 10-2 shows a selection of intersections through the low-grade envelope (which contains the high grade envelope) to illustrate typical grades within the deposit.

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Table 10-2:	Drill Intercept Summary Table (V: Virginia; G: Goldcorp)

Hole ID	Collar Information					Down Hole Information
	East	North	Elev.	Azimuth	Dip	From (m)	To (m)	Intercept (Au g/t)	Drilled Length (m)	Area	Zone
ELE-04-00034 (V)	426654.5	5839440.9	10217.2	273	-68.0	40.00	47.40	30.99	7.40	Main	Zone 72
ELE-05-00061 (V)	426686.2	5839248.1	10214.9	183	-50.0	91.23	94.70	6.29	3.48	South	Zone 5830
ELE-05-00106 (V)	426880.9	5839191.3	10213.4	183	-45.0	123.00	131.00	5.24	8.00	South	Zone 60
ELE-05-00113 (V)	427092.2	5839456.1	10216.6	268	-58.0	543.01	546.00	41.78	2.99	Main	Zone 80
ELE-06-00162 (V)	426614.6	5839243.3	10215.8	272	-51.0	51.75	55.00	22.06	3.25	Main	Zone 5830
ELE-06-00194 (V)	426475.2	5839903.4	10214.6	268	-46.0	62.40	71.00	13.68	8.60	Bay	Zone 55
ELE-06-00204 (V)	426722.5	5839195.4	10215.6	225	-45.0	12.71	28.00	14.50	15.29	South	Zone 70
ELE-06-00338 (G)	426660.7	5839390.0	10215.3	269	-50.0	78.00	81.49	3.32	3.49	Main	Zone 72
ELE-07-00392 (G)	427009.7	5839590.1	10214.4	258	-55.0	488.12	494.00	10.49	5.88	Main	Zone 70
ELE-07-00403 (G)	426876.2	5839744.7	10213.8	265	-55.0	665.80	667.00	10.15	1.20	Bay	Zone 57
ELE-07-00506 (G)	426668.9	5840115.0	10218.6	268	-50.0	102.00	114.00	2.25	12.00	North	Zone 56
ELE-08-00575 (G)	426835.0	5839461.1	10214.2	225	-52.0	442.35	446.25	3.22	3.90	South	Zone 5830
ELE-08-00620B (G)	427171.3	5839714.1	10217.4	265	-56.0	937.79	943.15	12.01	5.36	Main	Zone 60
ELE-08-00627 (G)	426454.1	5840098.5	10216.9	145	-50.0	95.00	103.00	13.28	8.00	North	Zone 55
ELE-09-00649B (G)	427214.7	5839700.1	10217.0	263	-56.0	913.30	919.00	3.01	5.70	Main	Zone 59
ELR-05-00037 (G)	426434.8	5839864.1	10216.4	273	-53.0	25.00	40.00	4.10	15.00	Bay	Zone 55
ELR-05-00038 (G)	426574.6	5839865.4	10216.1	272	-52.0	220.00	238.00	5.64	18.00	Bay	Zone 56

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10.14	Comment on Section 10

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by Virginia and Opinaca are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

•	Core logging meets industry standards for gold exploration within a sediment-hosted stockwork-disseminated gold deposit in an orogenic setting;

•	Collar surveys have been performed using industry-standard instrumentation

•	Downhole surveys were performed using industry-standard instrumentation

•	Recovery data from core drill programs are acceptable

•	Geotechnical logging of drill core meets industry standards for planned underground mining operations

•	The drilling pattern provides adequate sampling of the gold mineralization for the purpose of estimating Mineral Resources and Mineral Reserves.

•

Drilling is ideally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

•	Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area

•	Drill orientations are shown in the example cross-section included in Section 7 as Figure 7-4, and can be seen to appropriately test the mineralization

•

Drill hole intercepts as summarized in Table 10-2 appropriately reflect the nature of the gold mineralization. The table demonstrates that sampling is representative of the gold grades in the deposit area, reflecting areas of higher and lower grades

•	No material factors were identified with the data collection from the drill programs that could affect Mineral Resource or Mineral Reserve estimation.

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11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Sampling Methods

11.1.1	Geochemical Sampling

Till samples, which were approximately 15 kg each, were processed by the use of shaking table and 150 g to 250 g of dense minerals were extracted. The dense fraction was submitted for analyses by fire assay for Au and ICP-MS for 54 elements.

Several drill holes on several adjacent sections were selected for top to bottom geochemical sampling. All channel samples are sent for geochemical analysis.

The preparation, packaging, tracking procedures and quality control program developed for drill core samples (refer to Section 11.1.3) also apply to geochemical sampling but samples are marked for geochemical analysis.

11.1.2	Trench and Channel Sampling

The preparation, packaging, tracking procedures and quality control program developed for drill core samples (refer to Section 11.1.3) also apply to channel samples. The only difference is that sample tags are inserted in the field and the whole channel sample is sent to the laboratory.

11.1.3	Drill Sampling

The sample preparation used by Virginia was similar to the one currently used by Goldcorp and is described below. The only difference was the use of a hydraulic splitter to split the core from country rocks adjacent to ore zones.

Since mid-2007, drill cores are systematically sampled from top to bottom. Sampling is designed to reflect the general geology, all significant alterations and significant mineralization found on the property. Sample lengths vary between 0.3 m and 1.50 m.

Sample intervals are marked on the cores using a red marker. The geologist draws a red line on the core marking where it needs to be cut. The geologist also inserts the sample tag and marks the corresponding sample number on the core.

All drill cores are cut using a diamond saw. One half of the core is put into a plastic bag along with a portion of the sample tag and the other half of the core is left in the core boxes. When cutting the core, the sampling technician must always follow the red line and must also always sample the same side of the core.

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Sample tags are pre-stamped indicating where standard reference materials (SRMs), blanks, duplicates and quarter splits should be inserted. Tags for sample SRMs are inserted in the core box beside the previous sample tag. This procedure alerts the sample technician that there is a SRM, a blank, a duplicate or a quarter split to be inserted into or taken from the core boxes.

The sample bags are closed shut in such a way as to avoid losing any material. The bags are pre-labelled by the sampling technician. The samples are then put into sequence on a table so that standards and blanks may be inserted into the boxes, under the supervision of the senior technician, and they are readied for shipping.

The geologist enters the required sampling information in the acQuire database and in the sample booklets.

11.2	Metallurgical Sampling

The drill core samples were crushed to pass 6 mesh. A designed mass was riffled out of each -6 mesh sample and combined according to zone and elevation. Approximately 6 kg was riffled out of each blended elevation composite and submitted for standard Bond ball mill grindability testing. The balance of each 6 mesh elevation composite was further crushed to pass 10 mesh and was separately rotary split onto 1 kg test charges for metallurgical testing and head & chemical analysis.

The whole and half-core PQ core size received was specifically designated for the comminution testing.

One kilogram samples was submitted for screen metallics protocol analysis for gold and silver at +/- 150 mesh (106 um). The entire screen oversize (3-5% mass) was fire assayed to extinction. Duplicate 25 to 30 g aliquots were riffled from each screen undersize and submitted for fire assay for gold and silver.

11.3	Density/Specific Gravity Determinations

Collecting of specific gravity data was initiated after Project acquisition by Goldcorp. Once the geological logging is completed and before the core is sampled, pieces of about 10 cm are measured, weighed dry and then weighed wet. Data are recorded in the acQuire® logging database and specific gravity is automatically calculated. If the calculated measurement is above the limits set for the Éléonore rocks, then the system flags the entry in red and the measurement is taken again.

Specific gravity measurements are taken systematically in the middle of each mineralized zone greater than 1 m and at 3 m and 6 m from the host rock. Point load

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tests are also taken on the same samples as well as every 50 m along the borehole length.

The specific gravity database contains 15,369 specific gravity results that were determined on core samples.

Table 11-1 summarizes the average specific gravity data for each major lithology.

11.4	Analytical and Test Laboratories

The laboratories used during the various exploration, infill and step-out drill analytical programs were:

•	From 2004 to December 2006, core samples were prepared and analysed at Laboratoire Expert (Expert) in Rouyn-Noranda as the primary laboratory. This laboratory was not certified before 2006.

•	From January 2007, preparation and samples assay are performed by ALS-Chemex (ALS) in Val d’Or, Quebec, which is accredited for ISO 17025 and 9001/2008.

•

SGS Laboratory in Rouyn-Noranda acted as the secondary (umpire) laboratory for both the Expert and ALS Chemex programs pre-June 2010 had ISO9001 certification and currently holds a certificate of accreditation to conform to ISO/IEC 17025.

•	All samples selected by Virginia for multi-element analysis were sent to ACTLABS laboratory in Toronto.

Metallurgical testwork has been completed at a number of laboratories. Laboratories used are summarized in Table 11-2. Metallurgical laboratories are not typically accredited or certified.

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Table 11-1:	Specific Gravity Summary Table

Zones	Number of Samples	Average Specific Gravity
Auriferous Zones	3,246	2.77
Wacke (S3)	8,161	2.76
Conglomerates (S4)	78	2.70
Argillites (S6-S9)	14	2.95
Paragneiss (M4)	99	2.74
Diorite (I2J)	77	2.78
Pegmatite (I1G)	248	2.63
Total	11,923	2.76

Table 11-2:	Metallurgical Testwork Laboratories

Laboratories	Orebody Samples	Metallurgical Testwork	Metallurgical Reports
SGS Lakefield Research (Ontario)	Zone Roberto	Comminution; Gravity (GRG); Flotation; Cyanidation of whole ore / gravity tailing /flotation tailing / flotation concentrate.	Project 11385 – Final report (May 9, 2007)

SGS Lakefield Research (Ontario)	Zone Roberto at different elevations and grades	Comminution; Gravity (GRG); Flotation; Cyanidation of gravity tailing /flotation tailing / flotation concentrate.	Project 11385-002 – Final report (January 16, 2008)

SGS Lakefield Research (Ontario)	Zone du Lac and Roberto	Comminution; Gravity (GRG); Flotation; Cyanidation of gravity tailing /flotation tailing / flotation concentrate.	Project 11385-003 – Final report (March 9, 2009)

SGS Lakefield Research (Ontario)	Zone Roberto	Communition and flowsheet comparison (Gravity tails flotation prior cyanidation / Gravity tails cyanidation prior flotation) and Cyanide Destruction	Project 11385-006 – Final report (Sept 28, 2010)

CANMET Mining and Minerals Sciences Laboratories	Zone Roberto (Flotation concentrate produced in 2009 by SGS)	Cyanidation of gold from ultrafine sulphide concentrate	Design of a Leaching technology to Extract Gold from Éléonore Mine Ultrafine Sulphide Concentrate (Project 603546, May 2010)

Golder Pastec (Ontario)	Zone Roberto (Flotation tails and concentrate produced in 2009 by SGS)	Rheological characterization; Dewatering testing; Potential backfill recipes	Material testing of the Opinaca Éléonore Mine Tailings, (June 15, 2010)

FLSmith (Utah)	Zone Roberto (Flotation tailings produced in 2010 by SGS)	Sedimentation, Filtration and Rheology Testing	Sedimentation, Filtration and Rheology tests on Gold Tailings – Éléonore Project (August 2010)

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11.5	Sample Preparation and Analysis

11.5.1	Expert Sample Preparation Procedures

At the laboratory, samples were received and sorted on the floor, manually recorded, and later entered in an Excel® spreadsheet and a partial LIMS (GEMS®). Labels were printed out for pulp bags. Drill core was dried if it was judged to be necessary in an oven without temperature control.

Samples were reduced to about 6 mm in a Denver jaw crusher and then reduced again to 2 mm in a roll crusher. Crushed samples were placed in an aluminium pan and into a riffle splitter. Split sample weight was about 200 g and the sample split was then pulverized in a TM ring and puck pulverizers. A 30 g aliquot was weighed and about 125 g of flux and litharge added in the crucible. The sample was fused in a 28-pot electric furnace. The fused samples were poured in moulds and lead buttons are separated from the slag by hammering.

11.5.2	ALS Chemex Sample Preparation Procedures

Upon arrival at the laboratory, samples are sorted on benches or on the floor, logged into ALS database tracking system (GEMS®), and identified with a bar code. Most of the procedures are tracked by the GEMS® software. Samples are then dried in a forced air dryer under controlled temperature conditions.

Samples are reduced with “TM Engineering Rhino & Terminator” crushers in a single pass or in multiple passes to obtain a primary crushed material that is better than 70 to 90% passing 2 mm. Crushed samples are placed in an aluminum pan and fed into a riffle splitter.

Split samples are pulverized in TM 300 g or LM-2 pulverizers with greater than 85 of the pulverized sample passing through a 75 µm screen.

A 50-gram aliquot is used and 200 grams of flux are added to the sample. Samples are fused in 84-pot auto-pour fusion furnaces fitted with a digital temperature control system. Lead buttons are separated from the slag in a template.

11.5.3	Actlabs Sample Preparation Procedures

A 0.5-g sample was digested with aqua regia (0.5 ml H2O, 0.6 ml concentrated HNO3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample was cooled then diluted to 10 ml with deionized water and homogenized.

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11.5.4	Expert Analytical Procedures

Gold assays were performed by standard fire assay with an atomic absorption spectrometry (AAS) finish using a Varian instrument. For assay results equal or above 3.0 g/t Au, samples were re-assayed with a gravimetric finish. Before Goldcorp’s Project interest, Virginia was routinely analysing every sample above 500 ppb Au by gravimetric finish.

Expert reported a detection limit of 5 ppb for AAS determination and 0.03 g/t Au for gravimetric analyses.

No other elements were routinely assayed.

11.5.5	ALS Chemex Analytical Procedures

Gold assays are performed by standard fire assay with an AAS finish. For assay results equal or above 3.0 g/t Au, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of 10 g/t Au and a detection limit of 0.01 g/t Au for AAS analyses.

No other elements are routinely assayed.

11.5.6	Actlabs Analytical Procedures

The samples were analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite.

11.6	Quality Assurance and Quality Control

11.6.1	Expert

At Expert, no quality assurance or quality control (QA/QC) was undertaken during sample preparation. The monitoring of gold accuracy included the insertion of one Rocklab standard reference material (SRM) per 28 samples, a pulp duplicate was inserted every 12 samples and an analytical blank was inserted in each batch of 28 samples. SRMs were rejected if the analysis was at two standard deviations from the mean. SRM and blank data were reported in the certificates of analysis.

11.6.2	ALS Chemex

The quality control samples are automatically inserted into sampling queue by the GEMS system. Sample preparation quality control includes a sizing of the crusher and pulp products at the beginning of each shift for each machine and QC data is captured

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and plotted on charts. Each batch of 84 fusion samples contains one analytical blank, three pulp duplicates and two Rocklab SRMs for gold accuracy monitoring. Results are reported in the assay certificates and imported into the Project acQuire database.

11.6.3	Actlabs

A matrix standard and blank was run every 13 samples. A series of USGS geochemical standards were used as controls.

11.6.4	Virginia Gold

From August 2004 to December 2005 Virginia Gold was inserting approximately one standard and one blank in every batch of 50 samples and randomly inserting for each mineralized zone a supplementary standard and blank. From November 2004, a quarter split of 10% of all samples from mineralized zones were sent to SGS Laboratory in Rouyn-Noranda for analysis and the pulp was re-assayed by Expert.

11.6.5	Opinaca

Each sample batch contains two SRMs, two blanks, two duplicates and one quarter-split sample. For SRMs, the sampler must obtain the corresponding SRM from the senior technicians who are responsible for ensuring that the type of SRM being inserted is appropriate. Once inserted, the sample bag is treated like any other sample.

Between 2004 and June 2006, Rocklab SRMs were used. They were gradually replaced with Canadian Laboratories (CDN Labs) standards.

In June 2007, in-house SRMs were created from Éléonore sample rejects and in April 2008, in-house SRMs were created from PQ drill core and prepared by CDN Labs. The SRMs were bagged in 120 g pouches by CDN Labs. These standards went through a round-robin analysis process and have been certified by Smee & Associates Consulting Ltd.

Blank material consists of commercially-available marble chips used for landscaping.

Duplicate samples are used at every stage of the sampling protocol. A sampling duplicate, a coarse reject duplicate and a pulp duplicate are inserted in the sample stream.

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Laboratory duplicates are a repeat of the previous sample and are a split of the sample pulps. This duplicate is performed by the laboratory and is part of the internal controls.

To create the coarse reject duplicate, an empty sample bag containing the duplicate sample tag is stapled to the sample to be duplicated in the sample stream. This alerts the laboratory staff to process a second split of the crushed material. This sample then goes to the pulverisation and assaying stage in the same manner as any other sample.

The sampling duplicate, which consists of splitting the remaining half core left in the core box into quarters, and selecting a quarter-core sample, is inserted as a regular sample in the batch. This sample goes through all the sampling stages and therefore has the most variability of all the duplicate samples.

11.7	Databases

The main Project database is acQuire®. Geological, assay, down-hole survey and drill collar data are uploaded in electronic format to the database.

Upon completion of drill hole logging, geologists are responsible for verifying the survey and logging data and have to sign off that all data have been entered in acQuire. Data entry is double-checked by the database manager who then locks the drill hole once assay data have been imported. The drill hole is then flagged as “finalized” in the database.

Once the drill hole is “finalized”, no changes can be made to the drill hole data, unless the database manager changes the status of the drill hole. Any changes to finalized drill holes are documented and kept on record. Only the database manager can perform this step.

Digital assay certificates received from the laboratory are imported through a built-in routine in the acQuire® software on a daily basis. Control sample graphs are automatically displayed during the import process and standard, blank or duplicate failures are flagged in red. The database manager analyzes the graphs and takes the decision whether or not to import or not the assay results based on a set of fixed rules. If the batch fails the QA/QC rules, the laboratory is requested to re-run the batch.

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11.8	Security

11.8.1	Sample Security

From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of either Virginia (2004 to 2006) or Goldcorp (2007 to present) personnel.

Sample shipping procedures changed slightly in January 2007, when a decision was made to increase the batch size from 24 to 50 samples.

The individual plastic sample bags are sealed at the sampling facility with a stapler. The samples are bagged in sequence, in groups of five and inserted into rice bags. A batch is made up of 50 samples, or ten rice bags. A group of six batches is assembled on a pallet for shipment for a total of 300 samples.

A sample shipping form, with a unique identification number, detailing the contents of each batch is filled out by the core sampler. It is verified by the senior technician and entered in the acQuire® logging database. The pallet is then wrapped with plastic and identified with the shipment number. Once ready to be expedited, it is moved to the helicopter pad and transported to the Sarcelle depot where it is stored inside a locked container.

Once or twice a week, the samples are transported directly to the laboratory in Val d’Or in a locked truck with drivers employed by Goldcorp. The sample shipment form follows the shipment at all times and the transportation waybill is signed by the laboratory supervisor. A copy of the waybill is returned to the site and filed.

11.8.2	Sample Storage

Rejects and pulps from assay sample preparation are archived in a well organized, secured facility in Rouyn-Noranda that is supervised by Goldcorp personnel.

Drill core is stored on site in core racks organized by drill hole number.

11.9	Comment on Section 11

The QPs have made the following observations:

•	Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure for all Virginia Gold and Goldcorp drill programs. The

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preparation procedure is in line with industry-standard methods for sediment-hosted stockwork-disseminated gold deposits in an orogenic setting.

•	Exploration and infill core samples were analysed by independent laboratories using industry-standard methods for gold analysis.

•

Typically, drill programs included insertion of blank, duplicate and SRM samples. QA/QC submission rates meet industry-accepted standards of insertion rates. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

•

Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database. Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards. Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable.

•

Sample security has relied upon the fact that the samples were always attended or locked in appropriate storage facilities. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

•	Current sample storage procedures and storage areas are consistent with industry standards.

•	The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Therefore, the QPs are of the opinion that the quality of the gold analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

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12.0	DATA VERIFICATION

12.1	Smee (2007)

Smee and Associates Consulting Ltd. was retained by Goldcorp in February, 2007 to review core handling, data collection, QC protocols and database design.

Smee and Associates concluded:

“The sampling and quality control program appears to be running smoothly and is in compliance with mineral best practices. Only minor adjustments are contemplated”

Adjustments including in-house standards and the ability to compare failed and accepted standards have been implemented.

12.2	SRK Consulting (2007)

During preparation of a technical report on the Project in 2007, SRK used Gemcom software to review the Project database, primarily for items such as missing or overlapping intervals, and intervals that were longer than the drill hole depth.

SRK personnel also interviewed project personnel on all aspects of the field program, and visited several outcrop exposures to ascertain the geological setting of the project area and to witness the location of exploration work.

SRK also reviewed drill core from several boreholes intersecting gold mineralization in all areas of the gold deposits. The purpose of this review was to ascertain the geological and structural controls on the distribution of the gold mineralization and to verify the geological descriptions.

SRK concluded:

“In the opinion of SRK, Goldcorp used industry best practices to explore for gold on the Éléonore project. The exploration data was collected with care and is appropriately managed to ensure the safeguard of exploration information about the Éléonore gold deposits. The resulting exploration data is generally reliable for resource estimation.”

12.3	G.N. Lustig Consulting Ltd (2007)

All borehole sample and assay data collected from the first 2004 borehole to December 2006 was verified by G.N. Lustig Consulting Ltd (GNL). The verification performed by GNL was done by re-creating the database from the original documents. Sample numbers and intervals were entered directly from the sample tags in a

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Microsoft Excel spreadsheet and merged with assay results imported from the original digital assay certificates obtained directly from the laboratory.

The resulting database was cross-checked with the acQuire database. A list of errors, such as missing samples, overlaps, gaps, wrong assay results was provided to Goldcorp and the errors were corrected.

12.4	G.N. Lustig Consulting Ltd (2008)

In July 2007, 3,285 drill core pulp samples representing approximately 20% of the year to date 2007 program were sent to SGS, who acted as an external check for the primary analyses performed by ALS Chemex. GNL reviewed the results and concluded:

“The external duplicate analyses indicate no significant overall relative bias between SGS and ALS Chemex gold analyses. The results of the analyses of standard reference material along with the duplicates indicates that the SGS analyses are accurate and free from any significant bias, with the exception of fire assays between 3 and 10 g/t where gravimetric gold determinations would usually have been used. Overall the analyses where both labs used AAS resulted in SGS being 2.28 % higher than ALS. Where ALS used gravimetric and SGS used AAS, the ALS analyses were 4.9% higher and where both labs used a gravimetric finish SGS was higher by 0.472%. The results have confirmed that the ALS results have no relative bias where the analytical methods are the same. The bias in the 3-10 g/t range appear to be a low bias on the part of SGS due to the analytical method used, confirmed by the routine analyses of a standard in that grade range that was biased low by 3.7%.”

12.5	Goldcorp

Upon the acquisition of the Éléonore Project by Goldcorp, drilling information was reviewed in-house.

A new data-management system (acQuire) was installed to help standardize and verify data collected in the field. A set of procedures were established for finalizing geological logs.

12.6	Comment on Section 12

The QPs consider that a reasonable level of verification has been completed by external consultants and dedicated database management staff, and that no material issues would have been left unidentified from the verification programs undertaken.

The QPs, who rely upon this work, have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and

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database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation:

•	No material sample biases were identified from the QA/QC programs

•	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits

•	Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation, by running a software program check.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The metallurgical test program was overseen by Goldcorp’s metallurgical team.

Extensive metallurgical studies were carried out on samples taken from the various Éléonore ore zones. Gold recovery studies were completed by SGS Lakefield Research. FLSmith and Golder Associates were involved in the sedimentation and filtration tests as well as in the paste backfill tests. A complete list of the laboratories used for metallurgical assessment purposes was provided in Table 11.2.

13.1	Metallurgical Testwork

13.1.1	Metallurgical Testwork 2006

A total of 190 samples, taken from the assay laboratory reject samples, representing approximately 181 m of diamond drill core from the Roberto and the Roberto East zones were submitted for testwork. The samples came from 44 diamond drill holes spread across the strike of the orebody over a distance of about 375 m. The deepest sample was sourced at a depth of 1,009 vertical meters below surface

In the absence of a geological model that could explain the likely lithological controls that could impact the metallurgical response, the samples for the metallurgical test program for the upper, middle and the lower parts of the deposit were prepared according to the ore sequence expected to be delivered to the processing plant. Thus, the samples were composited over three vertical intervals.

Table 13-1 outlines the composition of the samples used for the various tests. In all, 256 kg of material were subjected to three different tests in that part of the testing program.

Representative head samples were removed from each of the 27 composites during the sample preparation phase. These samples were submitted to a variety of chemical analyses (Table 13-2).

Composite samples from the Roberto and the Roberto East lenses showed no appreciable differences in their Au:S (gold to sulphur) and Au:As (gold to arsenic) ratios. The total sulphur content was 50% higher in the Roberto lens than in the Roberto East lens. The proportion of non-sulphide sulphur, presumably as sulphate, was found to be close to 32% in both lenses.

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Table 13-1:	Sample Requirements for the Proposed Test Program.

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Table 13-2:	Chemical Analysis of Metallurgical Composites.

The nature of the elevated non-sulphide sulphur content in samples, which otherwise show little visible evidence of oxidation requires additional analysis, using fresh samples.

Other than the elevated arsenic levels, inductively-coupled plasma and heavy metal analyses showed no evidence of any potentially-significant contaminants such as mercury, cadmium, lead, or antimony (Table 13-3).

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Table 13-3:	Semi-Quantitative ICP Scan Results, Elevation Composites.

The acid neutralising potential (NP) of the rock was found to be low, despite a relatively high paste pH, typically around 9.7. The zone-weighted Net NP is about -25 kg CaCO3/kt, so the potential for acid generation from the ore and tailings is considered to be high (Table 13-4).

Elevation composite samples from the Roberto and Roberto East ore zones were submitted to semi qualitative petrographic and X-ray diffraction (XRD) examination.

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Table 13-4:	Acid-Base Accounting Results

The results were:

•	Pyrite, pyrrhotite and arsenopyrite are present in approximately equal amounts in both ore zones, and this ratio does not appear to change with depth;

•	The chemical analysis of the Roberto East zone showed a slightly lower arsenopyrite contents;

•	There is no obvious difference in the sulphide mineral liberation characteristics between the Roberto and Roberto East ore zones; and there seems to be no any appreciable change with depth;

•	Fine gold inclusions, less than 5 µm in size, were observed within the sulphides.

13.1.2	Metallurgical Testwork 2007

Samples representing approximately 20 m of PQ size drill core from the Roberto and Roberto East zones were submitted to physical testing (PQ core size is 85 mm in diameter). The samples were taken at depths ranging from surface to 200 m below surface.

Samples representing approximately 400 kg of NQ size drill core spread across the orebody strike length were used to complete an optimisation study and to define the Bond Ball mill grindability index.

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These samples were composited over three vertical intervals and, within these intervals, were also composited over seven grade ranges for variability testing.

The optimization study and Bond Ball mill grindability index were undertaken on composites from the Roberto and the Roberto East zones, and on composites made of a combination of ores from these two zones (Table 13-5).

The grade composites for and elevation for the Roberto and the Roberto East zones were selected for variability test work as shown in Table 13-6.

13.1.3	Metallurgical Testwork 2008

Two types of samples were used in the metallurgical analysis: PQ core samples and samples taken from pails and boxes. The bulk PQ core samples as well as samples from the pails represented the Roberto, Roberto East and Zone du Lac zones of the Éléonore Project.

The Roberto and Roberto East PQ core samples were used in the pilot plant test work to produce enough concentrate for the cyanidation process tests. The Zone du Lac PQ core samples were not included in the bulk pilot-plant composite but portions of the cores were used in a series of comminution tests.

The bulk pilot plant composite included 90 boxes of Roberto PQ core samples and 15 boxes of Roberto East PQ core samples. These were combined, blended and crushed to -1/4 inch (– 6.35 mm). In total, approximately 1,400 kg of samples were available for the pilot-plant run.

The Zone du Lac PQ core samples were used in several standard comminution tests. Samples from 18 pails and 3 boxes were used for the metallurgical test program. The comminution and metallurgical tests samples taken from the various zones and elevations of the orebody are shown Table 13-7.

Grades for the head samples used for the gold and silver assays, for both the 2007 and the 2008 test work, are shown in Table 13-8. The Roberto 2008 gravity-recoverable gold (GRG) and the Roberto East 2008 GRG gold head grades were significantly higher than those determined in the 2007 test program.

Additional samples from the Roberto and Roberto East GRG composites were also submitted for S-2 analysis (proportion of sulphur available as sulphides) in order to confirm their sulphide contents. A sub-sample of the Zone du Lac composite was submitted for As, S, S-2 and semi-quantitative ICP scan analysis.

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Table 13-5:	Composite Samples Head Analysis.

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Table 13-6:	Composite Samples Metallic-Screened for Gold Analysis.

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Table 13-7:	2008 Comminution and Metallurgical Samples

Composite (Zone and Elevation)	Required Testwork	Sample Mass (kg)
Roberto (2008), 0 – 250 m		14.97
Roberto (2008), 250 – 500 m		19.30
Roberto (2008), 500 – 750 m		3.20
Roberto (2008), >750 m		16.87
Roberto East (2008), 0 – 250 m	Standard Bond ball mill grindability testing	16.57
Roberto East (2008), 250 – 500 m		5.14
Roberto (2008), 0 – 250 m		18.97
Roberto (2008), 250 – 500 m		21.22
Roberto (2008), 500 – 750 m		20.01
Roberto (2008), >750 m		19.15
Roberto Metallurgical Composite	Knelson GRG and Intensive Cyanidation	31.75
Roberto East Metallurgical Composite		30.19
Zone du Lac Metallurgical Composite		39.26
Zone du Lac Metallurgical Composite	Flowsheet Confirmation	22.87
Total Mass for Comminution and Metallurgical Testing, kg		279.5

Table 13-8:	2008 Comminution and Metallurgical Samples.

13.2	Comminution Tests

Crushing and grinding testwork was completed on three different batches by SGS Lakefield Research Limited (SGS). The samples came from the Roberto, Roberto East, and the Zone du Lac deposits. All samples were submitted for standard Bond tests, crushing work index (CWi) tests, abrasion index (Ai) tests and ball mill work index (BWi) tests.

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This work was commissioned to evaluate what variations in crushing and grinding characteristics of the ores could be expected and to confirm the comminution configuration and power requirements for process plant design.

Bond ball mill work index values increase with depth. Zone du Lac ore yielded a BWi of 16.7 for samples taken between 0 and 250 m below surface, and 20.6 for samples taken at depth greater than 750 m. The BWi of the Roberto ore ranged between 18.2 for samples taken between 0 and 250 m below surface, and 19.5 for samples taken at depth greater than 750 m. Results of the Bond testing are included in Table 13-9.

The 2008 data indicated significantly harder ores (compared with the database) when using the non-standard closing screen size of 200 mesh (75 um). There is a clear trend indicating that the ore becomes harder with depth. The Roberto ore BWi ranged between 18.2 for samples taken between 0 and 250 m below surface and 19.5 for samples taken at depth greater than 750 m below surface. The Zone du Lac BWi ranged between 16.7 for samples taken between 0 and 250 m below surface and 20.6 for samples taken at depth greater than 750 m (Figure 13-1).

In terms of Crushing Work Index, a CWi of 14.1 obtained from the Zone du Lac ore appears to be significantly harder than both the SGS crushing work index database average of 10.3, the Roberto ore at 8.9 and the Roberto East ore at 9.5 (Figure 13-2). When compared to other values in the SGS database, the Roberto and the Roberto East ores fall at the 54th and 57th percentile respectively while the Zone du Lac ore falls at the 79th percentile.

The Zone du Lac Abrasion Index (Ai) was 0.4223, slightly less abrasive than the Roberto and the Roberto East Ai of 0.4659 and 0.4668 respectively. The Éléonore ores exhibit similar degrees of abrasiveness and fall between the 78th and the 80th percentile compared with other values in the SGS abrasive index database (Figure 13-3).

13.3	Gravity

Knelson/Laplante gravity-recoverable gold tests were conducted on the Roberto, Roberto East and Zone du Lac composite samples during 2006 and 2008, as shown in Table 13-10. The optimum grind size identified (P80 = ~65 µm) was selected as the final stage grind target for the subsequent tests.

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Table 13-9	Summary of Bond Testwork.

Figure 13-1:	Comparison of the Bond Ball Mill Work Index for the Éléonore Ores and Values in the SGS Ball Mill Work Index Database

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Figure 13-2:	Comparison of the Crushing Impact Work Index of the Éléonore Ores and Values in the SGS Crushing Impact Work Index Database

Figure 13-3:	Comparison of the Abrasion Index Values of the Éléonore Ores to Values in the SGS Abrasion Index Values Database

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Table 13-10:	Summary of Gravity-Recoverable Gold Tests Results (2006 to 2008)

The gravity-recoverable gold (GRG) tests consist passed 20 kg through the Knelson concentrator, collecting a concentrate and tailing sample. The Knelson concentrate and tailing samples were filtered and submitted for size-fraction analysis for Au. The remainder of the tail was decanted to 65% solids, split into two equal parts and each half ground in a 10 kg rod mill for 12.5 minutes. For stage, the gravity separation, sampling, and size-fractional assaying procedure was repeated. Stage 2, Knelson tail was split into two equal parts and each part ground at 65% solids in the 10 kg rod mill for 62.5 minutes. Stage 3, gravity separation, was performed as per the above stages repeating the gravity separation, sampling, and size-fractional assaying procedure.

From tests performed in 2006 by SGS Lakefield, the gravity-recoverable gold response indicated that a large proportion of the gold was liberated/recovered at a primary grind size finer than ~570 µm and coarser than ~123 µm (Table 13-11). Given the apparent degree of gravity-recoverable gold, the conclusion was that it would be advisable to include gravity separation in the proposed Éléonore process flowsheet.

In 2006, Goldcorp decided to process samples through a gravity recovery circuit prior to completing downstream cyanidation and/or flotation test work done by SGS Lakefield. A Knelson MD-3 concentrator was used as the primary gravity-gold recovery unit in these tests. The Knelson concentrate was recovered and further upgraded using a Mozley C-800 laboratory mineral separator. A final concentrate mass recovery ranging between 0.1 and 0.3% was targeted. Gravity concentrates were assayed to extinction for gold by standard fire assay methods. The Knelson and Mozley tailings were recombined, blended and divided into representative charges for downstream testwork (Table 13-12).

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Table 13-11:	Gravity-Recoverable Gold Tests Results for the Orebody Composites (2006)

Table 13-12:	Average GRG Separation Test Results

The presence of gravity-recoverable gold in the ore has several key implications for the process design. Firstly, the cost or recovering gold via gravity is relatively low provided that a significant volume of gold can be recovered. Secondly, coarse, free gold can be difficult to recover in flotation and may be too coarse to effectively leach by the cyanidation process. Losses in traditional cyanidation or flotation circuits can be attributed to coarse gold. To prevent or to minimize these losses gravity processes can be used.

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The ores of the Éléonore Project were shown to contain various amounts of gravity-recoverable gold, and testwork has indicated that a gravity recovery process will be required to minimize losses in either a flotation process or a cyanidation process.

13.4	Flotation

13.4.1	Collector Suite Optimisation

Conventional bench-scale flotation tests were completed using ground ore that had been processed for gravity gold recovery. The batch flotation tests were run in 2 kg Denver flotation machines. Three different reagents, combined in various proportions, were used in the flotation tests done by SGS Lakefield in 2008.

The use of PAX alone (potassium amyl zanthate) and PAX + Cytec R208 (dithiophosphate) essentially yielded identical results. PAX + 3418A (phosphene-based collector) yielded a slightly higher mass pull and marginally better gold recovery. However, given the marginally better results and the cost of the 3418A compared to that of the R208 (approximately three times higher), and given that the flotation tailings were planned to be cyanide-leached, it was decided to continue with the PAX + R208 for the remaining tests in this program (Table 13-13).

13.4.2	Grind Size Optimisation

Having established the reagent suite that would be applied in all subsequent tests in 2008, 2009 and 2010 done by SGS Lakefield, grind optimisation tests were completed on both the Roberto and the Roberto East Zone composites.

The Orebody Composite tests performed in 2006 were completed on 10-kg (dry equivalent) charges of gravity tailings.

Data presented in Figure 13-4 indicate a marked improvement in gold recovery at a grind of P80 = 64 µm when compared with results of tests completed at coarser grinds. Finer grinding appears to yield a significant increase in rougher mass recovery: 8.6% at 48 µm compared with 5.2% at 64 µm, with no corresponding improvement in gold recovery. A flotation grind target of P80 = 65 µm was selected for the grade variability recovery tests undertaken in this program.

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Table 13-13:	Collector Suite Optimisation.

Figure 13-4:	Grind Size Optimisation, Orebody Composite Flotation

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13.4.3	Flotation Test Work Results

At 77%, the flotation gold recovery achieved from the Zone du Lac (2008) gravity tailings compares very well with the Roberto (2007) and Roberto East (2007) test results of 82% and 78% respectively. Overall gravity + rougher flotation gold recovery from the Zone du Lac ore, at approximately 80%, was only slightly lower than the Roberto (2007) at 82.3% and the Roberto East (2007) at 83.2% (Figure 13-5).

Sulphide sulphur recoveries were similar in all three ores ranging between about 93% from the Roberto East ore to about 96% from both Roberto and Zone du Lac ores (Table 13-14).

13.5	Cyanidation

13.5.1	Cyanidation Test Work on Flotation Concentrates

A series of tests was completed, from the metallurgical test work done in 2007, 2008, 2009 and 2010 by SGS Lakefield to assess the potential of using intensive cyanide leach processing of flotation concentrates generated from the Éléonore ore.

The mineralogical characterization of the concentrate consisted of 65% gangue minerals, 23% pyrrhotite (hexagonal), 9.6% arsenopyrite, 2.2% pyrite and 0.08% chalcopyrite with trace amounts of galena (0.05%) and sphalerite (0.03%).

The rougher flotation concentrate generated from the flotation tests was used. The Gekko Systems test protocol was applied in all cases. Test conditions applied in all cases were as follows:

•	Pulp Density = 10% solids (w/w)

•	Cyanide Concentration = 10 g/L NaCN (maintained)

•	pH = ~11 (maintained with lime if required)

•	Dissolved Oxygen = ~20 mg/L (maintained with hydrogen peroxide)

•	Lead Salt Addition = 2,000 g/t Pb(NO3)2

•	Retention Time = 48 hours.

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Figure 13-5:	Flotation Testwork Results, Gold Recovery

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Table 13-14:	Flotation Testwork Results

Regrinding the flotation concentrate prior to cyanidation resulted in a significant increase in gold extraction. Gold extraction was about 81% after 48 hours without regrinding (P80 = 40 um) and about 96% after 48 hours after regrinding (P80 = 11 um). Cyanide consumption was generally high. Pre-aerating in Test CN-40 resulted in a drastic decrease in cyanide consumption; from 48 kg NaCN/t of leach feed at 11 um without pre-aeration in Test CN-26 to about 18 kg NaCN/t of leach feed at 11 um with pre-aeration in Test CN-40 (Table 13-15).

13.5.2	Cyanidation Test Work on Gravity and Flotation Tailings

A series of cyanide leach tests was completed, from the metallurgical test work done in 2007, 2008 on the gravity tailings generated from tests completed on the Roberto Composite (2007) and the Roberto East Composite (2007) respectively. A grind size range between about 190 µm and about 65 µm was assessed.

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Table 13-15:	Intensive Cyanidation Testwork Results, Orebody Composite Flotation Concentrate

Standard test conditions were applied as follows:

•	Pulp Density = 40% solids (w/w)

•	Cyanide Concentration = 0.5 g/L NaCN

•	pH = ~10.5–11 (maintained with lime)

•	Pulp Preparation = 1–3 hours (until DO levels was 5 mg/L or higher)

•	Lead Salt Addition = 200 g/t as Pb(NO3)2

•	Retention Time = 48 hours.

There was a clear correlation between cyanidation feed grind size and gold extraction for both test work on gravity and flotation tailings. There was a marked improvement in gold recovery with finer grind. The cyanide consumption of the flotation tailings cyanidation was negligible compared to the gravity tailing cyanidation test work due to the gold/sulphides removal by flotation (Table 13-16 and Table 13-17).

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Table 13-16:	Gravity Tailing Cyanidation Grind Size Optimisation Test Results

Table 13-17:	Flotation Tailing Cyanidation Grind Size Optimisation Test Results

13.6	Process Flowsheet Development (SGS Lakefield test work in 2010).

Table 13-18 summarizes the gold recovery results obtained using the multi-stage recovery flowsheet. This illustrates the impact of each unit process and the specific parameters tested at each stage. The various recoveries were combined in an attempt to compare the overall circuit gold recoveries (Table 13.19).

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Table 13-18:	Metallurgical Results from the Process Development Stage

Table 13-19:	Combined Overall Circuit Gold Recoveries

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At the outset of the program, it was decided to evaluate three basic flowsheet configurations:

•	Option 1: Gravity separation + Cyanidation of the gravity tailings;

•	Option 2: Gravity separation + Flotation of the gravity tailings + Cyanidation of the flotation concentrate;

•	Option 3: Gravity separation + Flotation of the gravity tailings + Cyanidation of the flotation tailings + Regrind and intensive cyanidation of the flotation concentrate.

Based on the data presented in Table 13-18 and Table 13-19, the metallurgical advantage of Option 3 is clear. Applying simple cyanide leach conditions, the flotation tailing yielded approximately 65–75% of its contained gold content. Overall, the flotation tailing cyanidation circuit, at the selected design grind of about 65–70 µm, contributed about 10–15% of the overall circuit recovery and required a minimal amount of additional reagents.

Gold recoveries from two different flowsheet configurations, labelled FS-1 and FS-2 in Figure 13-6, were evaluated and compared.

The Option 3 flowsheet is referred as flowsheet 2 (FS-2) and included essentially the same gold recovery unit processes as FS-1 but in a different order. In FS 1, cyanidation followed gravity separation, and flotation followed gravity tailing cyanidation. This scenario included cyanide detoxification between cyanidation and flotation and had the flotation concentrate ultra-fine regrind and re-leaching operations placed at the end of the circuit.

The gold recovery obtained with both flowsheets was similar, ranging between 92.4% and 93.1% recovery (Table 13-20). At this level, the only valid distinction that can be made on recovery concerns the grade of the tails. The combined tail of FS-1 was 1.12 g/t Au, as compared with 1.01 g/t Au for FS-2.

Goldcorp considered that FS-1 may be somewhat more complex in terms of operation than FS-2, because the cyanide detoxification step is placed within the gold recovery circuit. It may also run the risk of sulphide depression (by surface oxidation) prior to flotation.

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Figure 13-6:	Comparative Process Flowsheets

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Table 13-20:	Overall Metallurgical Results for the FS-1 and FS-2 Flowsheets

While there is some evidence suggesting that sulphide recovery kinetics may in fact be somewhat delayed using FS-1 as compared with FS-2, due to oxidation occurring in the cyanide leach and detoxification circuits; in FS-1, the effect appears to have been sufficiently overcome by the introduction of sulphide activator (copper sulphate and/or sodium sulphide) in the subsequent flotation. Consequently, FS-2 was selected as the proposed flowsheet option for the Éléonore Project.

13.7	Cyanide Detoxification

The tailings pulp from each of the cyanidation tests (CN-5 and CN-7) from FS-1 and (CN-6 and CN-8) from FS-2 were individually subjected to a preliminary cyanide detoxification evaluation. The purpose of this set of tests was threefold:

•	To determine the amenability of the cyanide tailing pulps to cyanide detoxification using the SO2/air process

•	To determine approximate reagent requirements

•	To generate circuit end products for environmental testing at an external laboratory.

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In each case, the feed pulp was placed in a vessel of suitable size. The required amount of copper sulphate was determined based on chemical analysis of the cyanide tailing solution(s). All pulps were treated in batch mode with Na2S2 O5 and air to reduce the concentration of weakly acid-dissociable cyanide (CNWAD) in solution to approximately 1 mg/L. The oxidation reduction potential (ORP) of the pulp was monitored with a Pt/Ag/AgCl combination electrode, while the residual CNWAD concentration in the solution phase was analysed using the picric acid method.

At the end of each cyanide detoxification test, a solution sample was taken for analysis of cyanide (via the cyanide-nitroprusside test (CNT) and CNWAD) and the critical metals of interest (Cu and Fe). The results from the testwork are presented in Table 13-21.

The QPs note that it is critical that the residual cyanide levels in the process tailings stream be reduced below the threshold prescribed under regulations prior to placing the tailings into a tailings storage facility. SO2/Air and copper sulphate will be used to break down the cyanide complexes as they are discharged with the slurry to the filtration plant. It is expected that water will be reclaimed from the filtration plant and the tailings storage facility for re-use in the process facilities.

13.8	Sedimentation and Filtration Tests on Tailings

Samples of flotation tails were sent to FLSmidth (FLS) in 2010 to carry out dewatering tests. FLS performed settling tests as well as filtration tests to determine the dewatering characteristics of the flotation tails and size the equipment that would be required for the various dewatering options.

13.8.1	Thickening Tests

Flocculant screening showed that an anionic polyacrylamide flocculant with a high molecular weight and low–medium-charge density produced the best settling rates and overflow clarity. HyChem AF-306 was used for this test campaign. The test results showed that obtain the best flocculation, the thickener feed solids concentration should be 12.5 wt% solids. The necessary feed dilution in the full scale thickener can be accomplished internally using an FLS E-Duc® feed dilution system. A summary of the thickener testing results are shown in Table 13-22.

FLS recommended using a minimum unit area of 0.03 m2/Mt/d, and an underflow density of 70–72 wt% solids. The thickener underflow will be used as feed to the filter. The minimum diameter for a thickener able to treat the output of a 3,500 t/d mill was determined to be 11.6 m. This diameter increases to 16.4 m for an expandable mill throughput of 7,000 t/d.

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Table 13-21:	Cyanide Detoxification Test Results

Table 13-22:	Thickener Tests Results Conducted by FLSmidth (Flotation Tails)

13.8.2	Filtration Tests

Two filtration options were tested to define equipment requirements:

•	Filtration Option 1: Vacuum filtration (horizontal belt filter or low submergence drum filter)

•	Filtration Option 2: Pressure filtration for: recessed chamber filter press, PneumaPress® filter.

Vacuum filtration testing indicated that the sample can be filtered as produced with a FLS Horizontal Belt Filter or low submergence drum filter. The results showed that vacuum filtration produces a filter cake with 15 wt% residual moisture at a rate of 1,134 kg/m2/hr. For a 3,500 t/d mill, a total of 130 m2 of filtration area would be

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required. Disk filters cannot be used due to their fast cake formation and geometry limitations.

Recessed chamber pressure filtration testing indicated that the sample can be filtered as produced using a FLS automatic recessed chamber filter press with 15 wt% residual cake moisture with a dry cake bulk density of 1,478 kg/m3. Two pressure filtration options were proposed for dewatering the gold tailings stream:

•	Pressure Filtration Option 1: 2020 x 2020 filter press

•	Pressure Filtration Option 2: 1500 x 1500 filter presses.

The advantage of Option 2 was that one filter press is operational during maintenance.

PneumaPress® pressure filtration testing indicated that the gold tailings stream can be filtered as produced using a FLS PneumaPress® filter with 15 wt% residual cake moisture at a filtration rate of 2,369 kg/m2/hr. For a 3,500 t/d mill throughput, a total of 67 m2 of filtration area would be required. This does not include any safety factor.

13.9	Paste Backfill

In 2010, Golder PasteTec performed a series of paste backfill tests on two new samples provided by Opinaca. These samples were characterized for size distribution and mineralogy.

For the other tests, a blend was prepared with 10% concentrate and 90% flotation tails. The blend sample was submitted to rheological tests that indicated a slump of 175 mm at 76.5% solids which is typical of paste backfill. Other rheological tests were done including a water bleed, yield stress over time tests and a plug yield stress analysis.

Dewatering tests were done on the blended material. It was determined that this sample could be dewatered to 67% solids by simple thickening to 76% solids with centrifuge dewatering and to 81% solids using vacuum filtration.

In settling tests, an anionic flocculant with very high molecular weight was selected based on preliminary tests. Further detailed testing showed that the optimal feed density was 25% solids or less and that 15–20 g/t of flocculant should be used for thickening. Using 15 g/t of flocculant, an underflow density of 67% solids was reached after a one-hour residence time.

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The underflows from the settling tests were centrifuged until no further densification was observed and 75–76% solids was reached. Leaf filtration tests were done using the underflow of thickener at 67% solids. The filter capacity simulations ranged between 600 kg/h/m2 and 900 kg/h/m2 by varying the cycle time duration. This yielded 81.2–80.6% solids.

Two series of unconfined compressive stress (UCS) testing were completed to define the composition of the backfill. The first series was used to study various parameters such as the type of binder and the impact of adding sand to the backfill. These tests were conducted using a 5% binder and a constant 175 mm slump. The results showed that the most beneficial factor for the UCS were the use of blast furnace slag (BFS) and the addition of sand.

In the second series of tests, blends of BFS and normal Portland cement (NPC) were used as well as unblended NPC with different binder contents (2.5% and 3.5%) and unblended sand. The NPC binder gave slightly higher resistance in the early days but the binder with high BFS contents gave a much higher resistance after 28 days when compared with the other options.

The samples achieved better backfill strengths at 7 days than previous tests for the same composition: previous result of 0.3 MPa compared with current result of 0.7 MPa for the new samples. The best binder identified so far is 90/10 BFS-NPC. The increase in sulphides content in the paste backfill mix did not deteriorate its strength although the time was too short to observe the long term effects. Long term effect of sulphides should be tested prior to selecting the final paste backfill composition. The increased addition of sand improved the backfill strength. Golder PasteTec did however recommend not exceeding 50% of the blend to maintain the non-segregating properties of the paste.

13.10	Projected Gold Recovery

Based on the flowsheet selected, a grade variability recovery test work was conducted with 37 grade variability composites. The tests followed the gravity separation + gravity tailing flotation + flotation tailing cyanidation + flotation concentrate regrind and intensive cyanidation flowsheet (Figure 13-7).

The overall gold recovery from the 37 grade variability composites ranged between 90% and ~97%, averaging 92.6% (Table 13-23 and Table 13-24). There is no obvious correlation between head grade and gold recovery (Figure 13-8).

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Figure 13-7:	Grade Variability Recovery Composite Test Work Flowsheet

Figure 13-8:	Projected Gold Recovery versus Head Grade

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Table 13-23:	Overall Gold Recovery from the Grade Variability Recovery Composites

Table 13-24:	Overall Gold Recovery from the Grade Variability Recovery Composites (continued)

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Overall, gravity separation contributed 20% of the total gold recovery while intensive cyanidation of the flotation concentrate yielded 61.2% and cyanidation of the flotation tailing gave an additional 11.4%.

Based on a review of all test data generated in this program, the best opportunity to increase overall gold recovery may lie in further optimisation of the intensive cyanidation and the gravity circuits.

For this reason, Goldcorp expects to obtain an overall gold recovery ranging between 93 and 94% during the operations phase.

13.11	Comment on Section 13

In the opinion of the QPs, the following interpretations and conclusions are appropriate:

•	Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities, and the tests performed were appropriate to the mineralization type

•

Samples selected for testing were representative of the various types and styles of mineralization at Éléonore. Samples were selected from a range of depths within the deposit. Sufficient samples were taken to ensure that tests were performed on sufficient sample mass

•

Testwork has established the most appropriate grind size for plant design. A grind size of 65 µm is planned. Éléonore ores are classified as moderately soft and abrasive. There was a clear correlation between cyanidation feed grind size and gold extraction from the testwork on gravity and flotation tailings. There was a marked improvement in gold recovery with finer grind

•

The ores of the Éléonore Project were shown to contain various amounts of gravity-recoverable gold, and testwork has indicated that a gravity recovery process will be required to minimize losses in either a flotation process or a cyanidation process.

•	Assumed life-of-mine gold recovery assumptions are based on appropriate testwork, and will average between 93 and 93.5% over the life-of-mine.

•	Other than elevated arsenic levels, ICP and heavy metal analyses showed no evidence of any potentially-significant contaminant elements such as mercury, cadmium, lead or antimony

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•

The overall gold recovery could be affected by non-respect of the sulphide concentrate regrind size at 10–15 µm or if there is less gold associated with iron sulphides than expected. The risk remains very low knowing that Goldcorp will use the proven Isamill technology to achieve the grind expected and, based on current knowledge, the gold association with iron sulphides is constant through the orebody from surface to 750 m depth.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Basis of Estimate

Mineral Resources are based on a total of 833 core drill holes, and 337,689 assay results, collected between September 2004 and December 20th, 2010. The database supporting estimation was closed as at 20 December 2010.

The coordinate system used for resource modelling is UTM NAD 83, Zone 18N. The 3D topography surface, dated June 2008, was used as the upper constraint of the mineral resource model. A 3D surface, representing the bottom of overburden, was also modeled and rock units located above this surface were excluded from the Mineral Resource estimate.

The estimation block models comprise three separate GEMS software format percentage block models; a high-grade (HG) shells model, a mineralized envelopes or low grade (LG) shells model and a third separate mineralized envelope block model for dilution (ME).

Grade estimations for gold in the mineralized envelope (ME) were completed utilizing ordinary kriging (OK) methods. Eight lower-grade zones (LG) were defined inside the mineralized envelope (ME). Within each zone, one or more internal high-grade veins (HG) were modeled.

Small HG, all LG and ME veins, and the third pass of the main HG veins were estimated using an inverse distance to the second power (ID2) interpolation. A nearest-neighbour (NN) model was constructed as a check.

The block model uses a block size of 4 m x 6 m x 5 m (Easting, Northing, Elevation). The Mineral Resource model was not rotated. The model covers an area delineated by these coordinates (Figure 14-1):

•	North; 5,838,900N ~ 5,840,300N,

•	East: 425,780E ~ 427,315E, and

•	Elevation: 254 m to -1,565 m (i.e. approximately 1,780 m below surface).

An average specific gravity of 2.77 was used for all veins.

The Mineral Resource estimates were prepared with reference to the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2010) and CIM Best Practice Guidelines.

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Figure 14-1:	Mineral Resource Model

In order for the Goldcorp Mining Group to use the block model for mine design, the three block models were integrated into a single block model with sub-blocks. The three block models were added together to create a single “percentage” block model. This conversion process was completed by Golder using Datamine Studio software.

14.2	Geological Models

The interpretation of the geology and mineralized zones was first undertaken on a series of 25 m-spaced east–west cross-sections and then reconciled on 100 m-spaced level plans.

The mineralized zones were interpreted based on alteration, structure and mineralization and assay results. Major lithologies and alteration styles were also interpreted on the sections and plans. The interpretations consist of five different zones; Zones 50, 60, 61, 70 and 80. The numbering of the zones is from the footwall

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to the hanging wall. Zone 50 comprises the Roberto style of mineralization, while Zones 60, 61 and 70 comprise the Roberto East and Zone du Lac style of mineralization.

Once completed, the paper sections and plans were scanned as raster images and imported into the Vulcan software. Each image was registered onto its specific sections and the interpretation was digitized as polylines. The resulting polylines were converted to 3D polygons, which were used in the creation of the 3D solids of the mineralized envelopes.

The ME solids represent the 3D interpretation of the mineralized and alteration zones hosting the gold mineralization of the Roberto System. High-grade (HG) solids were created isolating assay values over 5.0 g/t Au inside the ME solids. Each of the ME solids contains one or several HG solids.

The 3D model shapes were appropriately checked and validated.

14.3	Exploratory Data Analysis

Exploratory data analysis (EDA), in the form of summary statistics, histograms, and cumulative probability plots was performed on uncapped composites for gold to determine suitable geological constraints to mineralization.

14.4	Grade Capping

Outliers were identified primarily based on the lognormal cumulative probability curves of assay grades. Each vein was evaluated separately. The high grade cap threshold was determined at a grade where the curve showed a clear break and grades started becoming erratic as compared with the main grade populations.

High grade samples were treated in two different ways. For the main HG veins, assays were cut to the cap values prior to compositing. For the small HG, LG, and ME veins, capping were not applied on assays but on the composites, and further restriction of influence ranges were applied on high grades during the estimation process.

Cap values and the impact on the mean grade of each vein are summarized in Table 14-1 and Table 14-2.

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Table 14-1:	High Grade Capping on Au Assays – Main HG Veins

		Au Grade (g/t) - Assays
Vein	Rock Code	Samples	Mean	Max	Cap Value	Capped Mean	Samples Capped
HG5010	5010	1,042	11.95	494.00	100.00	10.90	5
HG5010A	5011	471	10.19	97.00	No Cap	10.19	0
HG5020	5020	1,307	13.33	364.46	100.00	13.16	4
HG5030	5030	514	15.03	2460.00	100.00	11.29	13
HG6010	6010	1,199	8.70	242.00	110.00	8.53	6
HG7010	7010	689	9.05	972.66	40.00	7.05	12

Table 14-2:	High Grade Capping on Au Composites – Other Veins

		Au1m Grade (g/t) - Composites
Vein	Rock Code	Samples	Mean	Max	Cap Value	Capped Mean	Samples Capped
HG5021	5021	52	10.86	30.87	No Cap	10.86	0
HG5041	5041	102	7.63	56.19	50.00	7.53	2
HG6110A	6111	60	6.82	43.61	No Cap	6.82	0
HG6110B	6112	151	6.22	34.12	No Cap	6.22	0
HG6110C	6113	3	5.25	8.16	No Cap	5.25	0
HG6110D	6114	38	6.33	31.44	No Cap	6.33	0
HG8010	8010	66	6.49	40.46	No Cap	6.49	0
LG50A,B,C,D	51, 52, 53, 54	6,309	1.05	40.05	10.00	1.01	46
LG60	60	1,509	1.34	18.53	10.00	1.34	1
LG61	61	293	0.93	15.03	10.00	0.91	1
LG70	70	1,669	1.06	18.92	10.00	1.05	3
LG80	80	288	1.57	69.57	10.00	1.14	3
NE01	931	181	2.09	25.73	10.00	1.84	8
SZ01-04	911 - 914	326	1.69	15.60	10.00	1.65	5
HW01-04	921-924	643	1.53	45.83	10.00	1.30	14
5030IW	350	265	0.53	7.21	No Cap	0.53	0
ME	300	67,679	0.21	830.55	10.00	0.17	77

14.5	Composites

In an attempt to retain the integrity/resolution of the original samples, and considering the relative narrowness of the HG veins in some area, the length of the composite was set at 1 m.

Drill hole samples were composited inside the vein solid into equal 1 m down-hole length intervals. For HG composites, residues less than 0.5 m were combined with the immediate previous composite. For LG composites, residues less than 0.5 m were discarded. The composite Au grades were calculated by length weighted average of assays within each interval. Non-assayed intervals, except for those in the overburden or within the wedge areas were replaced with the background grade of zero.

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14.6	Variography

The composites inside the core of mineralized Zone 50, including all the LG and HG zones, were selected to model the spatial continuity of gold grades. The Snowden SuperVisor® (version 7) software was used and pair-wise relative variograms were modeled. The maximum continuity was found in the vein dip direction and plunged towards the north, with a range of 59 m.

Attempts were made but were unsuccessful to model the variograms of other zones, mainly due to the time constraint, the large variation in orientation in the vein shape, and the lack of data in selected vein area where relatively consistent orientation was observed.

The variogram parameters obtained from Zone 50 were used for the kriging estimation of other zones, and the anisotropy was rotated to fit the orientation of the veins.

14.7	Estimation

The block model was set up as a partial model. Each block could have one or more rock codes depending on the vein(s) contained in that block. The veins were divided into three groups: HG, LG, and ME, according to the vein types. When multiple veins in the same group were present in the block, only the dominant vein (by volume) was assigned as rock code for the block.

If the block straddled the HG/LG/ME veins, the block was given three rock codes, one for each of the dominant veinset of the respective group inside the block. A grade was estimated for each block portion by respective vein samples.

Block grade was estimated with hard boundary. Composites were only used for estimation of blocks with the same rock code, except where one vein was the splay of another vein; in that case, composites were shared.

The HG, LG, and ME blocks were estimated independently, with a three-pass plan. The first two passes used relatively short search radii to interpolate the blocks close to the drill holes. The third pass was defined to populate the remaining blocks within the entire vein solid.

Ordinary kriging was used to estimate the main HG vein with an ellipsoidal search applied in the first two passes.

Small HG, all LG and ME veins, and the third pass of the main HG veins were estimated using ID2, and an octant search.

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The numbers of samples allowed to support grade estimation are summarized in Table 14-3.

14.8	Block Model Validation

Visual inspection confirmed that the blocks model honoured the drill hole data.

The NN models produced to check the global and local bias of the mineral resource model indicated that the global means of resource model matched well with the NN model, with differences within acceptable limits in most of the main HG veins.

The trend and local variation of the Mineral Resource model grades were also reviewed against NN model with swath plots in northing and elevation directions. It was noted that, above -600 m RL, the Mineral Resource model showed similar trend in grades as the NN model with the anticipated smoothing. The two models departed slightly at depth where drill holes became sparsely spaced. This indicated that there is some risk associated in estimating Mineral Resources in areas of limited drilling, particularly at depth.

14.9	Validation of Goldcorp Single Block Model

The Golder and Goldcorp models were compared to ensure the single block model contained all relevant information from the original three models.

Only minor differences were observed between models, and these differences were considered to be not material (all differences were smaller than 1%, with most differences smaller than 0.5%).

14.10	Classification of Mineral Resources

Estimated blocks were classified into the Measured, Indicated, and Inferred Mineral Resource categories. The classification was primarily based on drill hole density, drill hole intercept length and the drill hole penetration angle. The Inferred and Indicated Mineral Resource categories were defined using manually-digitized polygons on north–south-trending vertical long sections. Drill hole intercept lengths and grades, and colour-coded blocks by distance to the nearest holes (mid-point), were projected on the long sections to guide the polygon definition.

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Table 14-3:	Resource Model Estimation Plan

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For the Inferred Mineral Resource, the blocks had to be within 60–70 m from the drill hole, with an occasional block influence as far as 80 m where the mineralization trend was demonstrated by multiple adjacent holes. Blocks surrounding an isolated drill hole intercept of less than 1.5 m in length, or at the perimeter of the vein, were classified as Inferred Mineral Resources but the distance was reduced between 30 m and 40 m.

Indicated Mineral Resources were defined within the Inferred Mineral Resource blocks. The classification polygons essentially followed the blocks interpolated in the Pass 1 estimation run (minimum two drill holes within 50 m x 40 m x 20 m search radii) and blocks within 15 m of the nearest drill hole. Areas with small gaps between those blocks, especially from -500 m RL and above, were combined with the Indicated Mineral Resources if the mineralization continuity was demonstrated by five or more adjacent medium-high grade (3-5 g/t Au) drill-hole intercepts. No Indicated Mineral Resources were defined around a single isolated hole. At the perimeter of the vein, the Indicated Mineral Resources were extrapolated to a maximum of 15 m beyond the last drill hole.

The Inferred and Indicated Mineral Resource polygons were defined for each of the main HG veins, and the polygons were applied to the corresponding main LG veins. For small HG and hanging wall LG veins, blocks interpolated in Pass 1 were classified as Indicated Mineral Resources, and the remaining blocks inside the vein solids were classified as Inferred Mineral Resources.

To be classified as Measured Mineral Resources, a block required at least three drill holes to inform the Pass 1 estimation, and the distances to the nearest two drill holes had to be all less than 15 m. Measured Mineral Resources were classified for the main HG veins only.

14.11	Reasonable Prospects of Economic Extraction

Considering the geometry and shape of the orebody, the Roberto deposit is amenable to underground mining using long-hole stoping methods. Based on the pre-feasibility work an operating cost of approximately $95/t and recovery of 93.5% was considered reasonable. Using a price of gold of US$1,350 per oz, the cut-off grade required to support reasonable prospects of economic extraction is approximately 3.0 g/t Au.

14.12	Mineral Resource Statement

The Qualified Person for the Mineral Resource estimate is Mr. Eric Chen, P.Geo, an employee of Goldcorp.

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The Mineral Resources (exclusive of Mineral Reserves) for the Éléonore gold deposit were estimated at 1.36 Mt grading an average of 10.95 g/t gold in the Measured and Indicated Mineral Resource categories; and 12.25 Mt grading an average of 10.60 g/t gold in the Inferred Mineral Resource category using a cut-off grade of 3.0 g/t gold (Table 14-4).

Mineral Resources are reported at a commodity price of US$1,350/oz gold. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.13	Comment on Section 14

The QPs are of the opinion that the Mineral Resources for the Project, which have been estimated using core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2010).

Key areas of uncertainty that may materially impact the Mineral Resource include:

•	Commodity price assumptions;

•	Metal recovery assumptions;

•	Hydrogeological constraints;

•	Rock mechanics (geotechnical) constraints.

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Table 14-4:	Mineral Resource Estimate for the Éléonore Project, Effective Date December 31, 2011, Eric Chen, P.Geo.

Classification Category	Tonnage (x 1,000)	Au (g/t)	Cont’d Gold (koz)
Measured	140	10.01	40
Indicated	1,230	11.05	440
Total Measured and Indicated	1,360	10.95	480
Inferred	12,250	10.60	4,170

Notes to Accompany Mineral Resource Table

1.	Mineral Resources are reported exclusive of Mineral Reserves;
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
3.	Mineral Resources were estimated using a price of gold of US$1,350/oz;
4.

Mineral Resources are reported using a 3 g/t Au cut-off grade, which is based on assumptions of a US$1,350/oz gold price, long-hole stoping underground mining methods, a total mining cost of $95/t, and a life-of-mine metallurgical recovery of 93.5%

5.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal contents;

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15.0	MINERAL RESERVE ESTIMATES

Mineral Reserves have been estimated from the geological resources block model produced by the geology department. The requirements for Mineral Resources to be converted in Mineral Reserves are:

•	Only Measured and Indicated Mineral Resources can be considered;

•	Dilution is included in the Mineral Reserve estimate;

•	Mineral Reserves are supported by an economic mine plan.

The software Mineable Shape Optimizer (MSO) was used to create the stope designs. MSO is a module available within the software Studio 3 which was developed to optimize underground stope design. Using the block model as an input, MSO identifies the optimal shape, size and location of stopes for underground mine design. Stope sections produced in MSO are imported into Mine24D software. Mine24D software is used to create solids (final mineable stope) from the section produced with MSO, estimating tonnage and grade for every stope. Finally, Mine24D and EPS (another module of Studio 3) are used to optimize the mining sequence.

15.1	Estimation Procedure

The stope design software models 5 m slices across pre-defined orientations through the orebody, and then combines these data to optimize the stope direction in relation to the orebody strike. An iterative process then creates the final optimal annealed shape which maximizes the value of the stope, while still respecting the geometry constraints and the input parameters. Input parameters included a specific gravity value of 2.77, and a 3 g/t Au cut-off grade.

For the Éléonore project, a case for the north zone and a case for the south through the center zones were run for every level (Figure 15-1).

The optimal stopes shapes are created taking into account the orebody geometry; they are not restricted to the standard rectangular or oblique stope shape. Constraints used on stope geometry are as indicated in Table 15-1.

Mine24D is utilized to join the 5 m long initial stopes that were produced with MSO into stopes of 60 m long. Mine24D was also utilized to create tonnage and grade reports as well as performing mine scheduling.

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Figure 15-1:	Locations of the North and South Zones Defined for MSO Simulations

Table 15-1:	Geometry Constraints

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15.2	Dilution

Three factors produce dilution. The first factor is the dilution created by the rock failure in the stope back and wall. This dilution is discussed in detail in Section 16.4.1

The second factor is created within the block model and MSO evaluation runs, whereby block sizes are varied such that . MSO optimize the stope design by taking only the ore block. But when it is not possible it has to take waste block in the stope from the block model. So to avoid creating dilution with the modelisation the geological model needs to adapt the block size depending of the mineralization contour. The blocks are smaller near the contact zone than in the middle of the mineralization lenses or in the waste areas. This variation of the block size allows a better optimization of the stopes.

Finally, the stope geometry is not optimized. The initial 5 m stopes are stitched together to produce 60 m long mineable stopes. No effort was made to optimise the geometry of these stopes if the mineralized lens orientation changes. As a result, in some areas, extra waste could be included in the stope. It is expected that short-term to mid-term planning during mining operations will re-assess the stope design geometry, length, and inclination to minimise any such additional dilution.

The dilution grade assigned depends of the classification of the material. If the material is classified as either Measured or Indicated Mineral Resources, the grade value of the block model is given. When the material is classified as Inferred, a grade of 0.5 g/t Au is specified. This represents the average grade of the block model around the orebody.

This approach may appear conservative but in the opinion of the QPs, based on the information available and the knowledge of the rock types, it is appropriate at this stage of the Project.

15.3	Mining Widths

Mining widths are primarily a function of the geometry of the orebody. The selection of a long-hole stoping mining method and the choice of mining equipment will allow mining to reach a 2.5 m mining width before dilution.

15.4	Mining Extraction and Ore Losses

Every stope was evaluated for the proposed mine plan and included if appropriate, in the preliminary mining sequence and in the mining schedule. Where recovery of

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mineralized material requires additional data, that material was not included in Mineral Reserves and was reported as Mineral Resources only. Currently no Mineral Resources that fall within the area of the surface crown pillar (from surface to 55 m depth) are included in the Mineral Reserves. Additional hydrogeological and geomechanical data will be required to support conversion of these blocks.

15.5	Conversion Factors from Mineral Resources to Mineral Reserves

Mineral Resources that had been classified as either Indicated or Measured were considered during conversion to Mineral Reserves.

The economic analysis used to define the Mineral Reserve combines the results from long-term and mid-term planning. The Geology Department issues block model data which are used by the Engineering Department to build a long-term mine plan and Mineral Reserves. The work consists of analyzing the block model with MSO, Mine24D and EPS to create mineable stopes and produce a preliminary mining sequence. At this stage of the project, the optimal mining sequence is not considered to be a requirement. The mining sequence is based on the ideal scenario of the longitudinal retreat mining method and incorporates consideration of development, drilling, mining, mucking, hoisting, processing, filling, and associated costs.

15.6	Mineral Reserve Statement

Mineral Reserves have been modified from Mineral Resources by taking into account geologic, mining, processing, and economic parameters and therefore are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. The Mineral Reserves incorporate considerations of minimum mining width, dilution and mining sequence.

The Qualified Person for the Mineral Reserve estimate is Carl Michaud Eng., an employee of Goldcorp.

Mineral Reserves are reported using a gold price of US$1,200/oz Au. The cut-off grade was fixed at 3 g/t gold and the exchange rate between the American and Canadian currencies at $CAN$/US$ = 1.10. The Mineral Reserve for the Éléonore Project is summarized in Table 15-2.

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Table 15-2:	Probable Mineral Reserve Statement for the Éléonore Project, Effective Date December 31, 2011, Carl Michaud Eng.

Notes to Accompany Mineral Reserve Table:

1.

Mineral Reserves are estimated using a US$1,200/oz gold price, and an economic function that includes variable operating costs and metallurgical recoveries. These assume processing costs of $32.29/t mining operating costs of $52.75/t, site services costs of $10.06/t and general and administrative costs of $18.39/t for a total life-of-mine estimated operating cost of $113.49/t, and a life-of-mine average metallurgical recovery of 93–93.5%;

2.	Mineral Reserves are reported using a cut-off grade of 3.0 g/t Au;
3.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal contents;
4.	Tonnage and grade measurements are in metric units. Gold ounces are reported in troy ounces;

All the Mineral Reserves are classified as Probable Mineral Reserves, because currently no Measured Resources can be converted in Mineral Reserve. The Measured Mineral Resources are located in the surface crown pillar, between the surface and 55 m depth. A complete study (hydrogeological and geotechnical) of the recuperation of the surface pillar will be necessary to support conversion of these Mineral Resources to Mineral Reserves.

15.7	Comment on Section 15

The QPs are of the opinion that the Mineral Reserves for the Project, which have been estimated using core drill data, appropriately consider modifying factors, have been estimated using industry best practices, and conform to the requirements of CIM (2010).

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Factors that can affect the Mineral Reserves estimates are:

•

Lower recovery at the mill because of a possible change in the hardness of the rock. The grinding can be longer if the hardness of the rock changes deeper in the mine. No laboratory tests on the rock resistance have been performed on drill core from an elevation lower than 500 m;

•

More water infiltration from the surface than expected. Water infiltration could come from the geological structures and from the diamond drill holes. Some of the old diamond drill holes were not correctly grouted or simply not grouted, and therefore even if all current holes are correctly grouted, there is a likelihood that some non-grouted holes could be intercepted during stoping. In this situation, if the water infiltration is very high, Goldcorp could be obliged to leave the broken rock in the stope, and immediately commence stope backfilling operations;

•

In situ stress in the rock. Currently no in situ stress measurements were performed in the area of Éléonore. These measurements should be done in 2013 when development headings will be available in the 650 area. Changes in the mining sequence and on pillar dimension may be necessary if higher in-situ stresses are indicated from this program;

•

Rockburst. It is hard to predict the future behaviour of the rock mass with the information available. Ramp and the shaft station excavation have triggered minor, small seismic events. These seismic events appear to be associated with changes in the geology. Seismic events may become bigger and really dangerous if the planned mining sequence is not followed, and could compromise the Mineral Reserve estimates;

•

Deviations in the drill holes necessary to support production may cause more dilution. The hole diameter will be 102 mm (4in) but the length will be 27 m (90 feet). Controlling the deviation will be an important factor in reducing unplanned dilution. If additional dilution results, the gold cut-off grade may need to be increased;

•

Paste backfill strength. Laboratory tests have indicated good results but in cases where a stope has water infiltration issues, or where the stope is in an area of cold temperature (ie. in the upper mine levels), then paste backfill strengths can be lower than expected. This could result in unplanned dilution, and therefore require an increase in gold cut-off grade;

•	Changes in commodity price and exchange rate assumptions.

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16.0	MINING METHODS

The proposed mining method is long-hole open stoping, as this best suits the geometry and grade of the mineralized lenses. There may be scope during operations for transverse stoping to be used where mineralization widens; however at this stage of the project only long-hole stoping has been considered.

A trade-off study was performed to determine the optimal mining rate. Golder evaluated production from two different levels, and set production parameters for four mining activities (drilling, blasting, mucking and backfilling). The results indicated a production rate of between 1,800 t/shift to 2,500 t/shift would be required from two production levels at the same time.

16.1	Geotechnical Considerations

Golder is the Project geotechnical engineer of record. The following subsections are summarized from Golder’s work, in particular from Castro et al., (2009).

16.1.1	Rock Mass Quality

Geotechnical site investigations were carried out during 2007 and 2008. The main findings from these investigations were as follows:

•

Over 85% of the drill core recovered and logged during the site investigations was composed of greywacke (or wacke) with minor occurrences of pegmatite, diorite and diabase intrusives. Paragneiss units were encountered infrequently and may correspond to high grade metamorphic greywacke.

•	All rock types encountered at Éléonore can be described as strong to very strong (uniaxial compressive strength, UCS > 100 MPa).

•	Rock mass quality for the greywacke varies with depth, being lower near surface (upper 150 m) due to the occurrence of open sub-horizontal fractures, as follows:

•	0–50 m: Q = 1.0 to 9.8 (Qavg = 3.4), RMR76 = 52 – 64, Poor to Fair rock mass quality;

•	50 m–150 m: Q = 1.8 to 48 (Qavg = 10.2), RMR76 = 63 – 80, Fair to Good rock mass quality;

•	150 m–80 m: Q = 4.8 to 96 (Qavg = 20.5), RMR76 = 70 – 84, Good rock mass quality.

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A total of 73% of open structures recorded during the geomechanical investigations belonged to sub-horizontal joint sets. Open structures with apertures of up to 35 cm were located in the first 150 m below surface. Three additional sub-vertical joint sets were identified with east–west, northwest–southeast and northeast–southwest directions.

Core mapping showed that the fracture frequency per metre decreases from 3.5 m to 0.5 m between surface and 500 m depth. The same observation can be made in the fracture spacing. From surface to 500 m depth, the spacing between fractures increases from 0.5 m to almost 3 m.

16.1.2	Stope Design

The selected mining method is long-hole stoping (downhole drilling) using longitudinal retreat with consolidated backfill. Paste backfill mixed with crushed waste rock is envisioned.

Three accesses to the orebody (North, Central and South zone) will result in three separate mining zones enabling several active stopes per level. Based work completed by Golder in 2009 (Golder, 2009) and subsequent reviews undertaken by Opinaca, the following maximum stope dimensions can be considered for mine planning:

•	Stope width = up to 15 m, minimum 2.5 m

•	Stope height = 30 m (sublevel floor to floor)

•	Stope strike length = up to 60 m.

As additional information becomes available from mining, the stope sizing recommendations will be reviewed to validate in-situ stress assumptions.

16.1.3	Ground Support

Systematic ground support will be installed in all excavations such as drifts, manually excavated raises and ramps. A typical reinforcement pattern of 1.2 m x 1.2 m is recommended in the back (roof) of excavations with #6 and #9 wire mesh screen for permanent and temporary excavations respectively. Wall bolting is recommended to support potential wedges.

Rebars are recommended as rockmass reinforcement in the back (1.8 m long) and walls (1.6 m long) of permanent accesses, such as the ramp and main levels.

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Mechanically-anchored rockbolts are acceptable for back and walls reinforcement of temporary excavations such as ore drifts to a depth of 600 m. Below this depth, rebar reinforcement is recommended in the back of the ore drifts.

Shotcrete is expected to be used to control local areas of weaker or fractured ground including pegmatite dykes, fault/shear zones or higher stress areas, during the excavation of large openings (garage, rock breaker room, refuge stations, etc.) and during construction.

Cable bolting is recommended for large excavations and at intersections with spans greater than 7 m. Cable bolt support in the back of the stopes is recommended below a depth of 600 m for 10 m-wide stopes and below 400 m for 15 m-wide stopes.

16.1.4	Backfill

Open stopes will need to be backfilled for long-term stability and to accommodate the long hole retreat mining method. Consolidated backfill will be used to avoid pillars between stopes. Paste fill (mill tailings and binder) mixed with crushed waste rock is recommended.

To be self-supporting at the end walls of the 10 m- to 15 m-wide longitudinal stopes, the cemented backfill will require a minimum strength (UCS) of approximately 300 kPa for sublevel intervals of 30 m. UCS of 340 kPa will be required for 15 m wide stope having a double stope height of 60 m. Hence, to satisfy these requirements, preliminary paste fill design should target strength of about 0.5 MPa at 28 days.

To mine ore zones less than 10 m wide located directly below the fill, preliminary assessments indicated that a minimum paste fill strength of 2.5 MPa will be required.

Analysis and strength testing of potential paste fills were conducted after the completion of the 2009 Golder report. In practice, a UCS strength of 440 kPa was targeted after a 28-day curing time; which constitutes a conservative approach with respect to the Castro et al., 2009 recommendations. Various binder proportions were tested.

Further investigations will be carried out in order to decrease backfill costs. Since backfill is cost-sensitive to binder, it is anticipated that a reduction in binder proportions will result in cost savings. This could be achieved by replacing a portion of the paste fill binder with crushed waste rock (aggregate) while still aiming to maintain the same paste fill strength. Another advantage of using aggregate in the paste fill will be the reduction of the volume of development waste rock stockpiled at surface.

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The paste backfill mixture will consist of 72.4% mill tailings, 25% minus  1/2” aggregate and 2.6% binder. If no aggregate is used in the paste fill, then the percentage weight of the binder will be 3.5%.

16.1.5	Surface Crown Pillar

A preliminary crown pillar analysis was carried out, complete with numerical modelling and empirical rules assessment. The results of this analysis show that for a 15 m stope span, the minimum recommended crown pillar thickness was 75 m. In the case of 10 m stope span, the minimum crown pillar thickness could be decreased to 40 m.

These recommendations took into account the high risk of water infiltration from the overlying reservoir.

16.1.6	Hydrological Considerations

The Roberto deposit is located under the Opinaca reservoir whose water level is controlled by Hydro-Québec. The highest water level in the reservoir is at Elevation 215.8 m above sea level while the critical water level is at Elevation 216.4 m (Hydro-Québec data).

Due to the presence of open sub-horizontal decompression joints encountered mainly within the first 150 m below surface, and the proximity of the reservoir, management of ground water infiltration is considered paramount for the successful implementation of the Éléonore Project.

Hydrogeological site investigations were carried out in 2007–2008, in conjunction with the geomechanical design study. The hydrogeological modeling study indicated potential peak water inflows of approximately 181,000 m3/d (33,000 US gpm).

This was deemed unmanageable without implementing considerable mitigation measures.

Geotechnical and hydrogeological investigations for the preparation of the Gaumond shaft were carried out during mid-2008 and provided additional insight into the hydrogeological characteristics of the bedrock.

Based on the data collected during the hydrogeological and geomechanical site investigation campaigns, three zones with different hydraulic conductivity characteristics have been identified:

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•	Shallow bedrock between 0 and 150 m below surface: high coefficient of permeability (3 x 10-5 m/s);

•

Intermediate bedrock between 150 and 500 m below surface. The intermediate bedrock has a generally lower coefficient of permeability (6.4 x 10-8 m/s) than the shallow bedrock, but intersects a more permeable zone between 300 and 360 m below surface (1 x 10-6 m/s);

•	Deep bedrock, more than 500 m below surface: low coefficient of permeability (1 x 10-8 m/s) based on a literature survey as no data were collected below 500 m.

The hydrogeological model, which was based on the October 2008 mine design, forecast peak total water inflows of 126,000 m3/d (23,000 US gpm). That plan suggested that mitigation measures such as avoiding mining in some areas and injecting grout in infrastructure excavations located in the shallow bedrock could help reduce the water inflow.

In the second half of 2010, Goldcorp consulted with Mr. Peter White, P.Eng., regarding water mitigation strategies, mine water inflows, and mine water pumping capacity.

A review of all relevant work and studies was completed, combined with an analysis of the 2010 field testing results. The 2010 field work confirmed the rock permeability.

Based on drilling and grouting work near the Gaumond shaft and under the “Iles Roberto” area, ground at depth was found to be generally competent with the exception of various permeable fracture zones. It was demonstrated that these zones could be effectively grouted.

Furthermore, a thorough and intensive grouting injection campaign in the first 40 m of the Gaumond shaft, managed by Mr. White, also led to excellent results at a location where significant water inflows had been encountered.

At the end of this process, and taking into consideration the latest mine design prepared by the Opinaca’s special team which incorporates Golder’s 2009 minimum crown pillar thickness, Mr. White recommended implementing the following mitigating measures and pumping capacities:

•	Grout exploration drill holes;

•	Cover drilling, probe drilling and cement grouting in advance of mine development headings, where appropriate;

•	Cement grouting operations to control significant water inflows expected to be encountered during mine development/production activities;

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•

Design/construct expandable underground water handling and surface water treatment facilities with increasing capacities to discharge and treat 10,000, 20,000 and up to 40,000 m3/d (1,840, 3,670 and 7,340 US gpm).

The mining plan proposed in this Report does not include mining the ore zone above 55 m below surface. For the intermediate zone (between 300 m and 360 m below surface) with a high coefficient of permeability, mining would be delayed until later in the mine life. This delay will provide an opportunity to collect in-situ information about this zone and allow time to carry out additional investigations and gain hands-on experience with the water inflow regime so that appropriate mitigation measures may be implemented, if required, to manage the extra water or to minimize the water inflow coming from this zone.

16.2	Project Infrastructure

Details of the proposed Project infrastructure are included in Section 18.

16.3	Proposed Mine Plan

The mine plan addresses the recovery of mineralization between 55 m and 1,130 m below surface. Figure 16-1 shows a longitudinal view of the main infrastructures and the Mineral Reserve.

For mine scheduling purposes, the vertical extent of the orebody was subdivided into two parts: the upper part of the orebody located between 55 and 650 m below surface, and the lower part of the orebody located under 650 m below the surface.

Dividing the orebody into two parts was designed to accelerate the production start-up. The Gaumond shaft will be 715 m deep when completed. It will be used to develop the 650 Level, to provide an exploration drilling platform for the deeper portion of the orebody and to start the production of the upper part of the mine. The mine production should start at a rate of 3,500 t/day. To achieve this production target a surface ramp, excavation of which started in February 2010, is necessary. The ramp will start from the surface and will finish at the bottom of the known mineralization. If deeper mineralization is found, the excavation of the ramp would continue to allow access to this material. Figure 16-2 presents a diagram of the life of mine. The excavation of the main infrastructures and the production start-up is represented in the figure.

The selected mining method will consist of long-hole stoping (downhole drilling) on longitudinal retreat with consolidated backfill (Figure 16-3).

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Figure 16-1:	Longitudinal View Of The Economic Stopes And The Proposed Major Infrastructure

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Figure 16-2:	Life of Mine Diagram

Note: Current plans have production commencing late 2014

Figure 16-3:	Longitudinal Mining Method with Consolidated Backfill – Longitudinal Section

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However, a transverse-stoping approach may be used where the mineralized lens is wider. The vertical distance between mining levels will be 30 m, from floor to floor.

16.3.1	Production Rate

Golder evaluated the production rate, using the 500 and 650 Levels. Figure 16-4 shows the general layout of a mining level.

On each level the lenses will be subdivided into three parts, the North Zone, the Central Zone and the South Zone. Each zone will have its own ventilation raise and its own ore/waste passes to reduce the distance between the stopes and the ore pass. This will improve productivity as well as operational flexibility.

The simulation took into consideration four mining activities: ground support, mucking, blasting and backfilling. Additional parameters such as drilling performance, truck and scoop capacity, displacement speed, number of blast per stope, backfilling speed and mechanical availability were included in the simulation.

The results showed that for two independent levels (500 and 650 Level) the average production rate was 1,800 t/shift excluding the beginning and the end of the sequence. The maximum rate can reach to as much as 2,500 t/shift. Therefore, a nominal production rate of 3,500 t/day of ore is a realistic target assuming mining of at least two independent levels.

For the first two years of production only the upper part of the mine will be in production. Production will be at the nominal rate of 3,500 t/d with the two mining fronts on 500 and 650 Levels. Based on the ground conditions encountered during the proposed exploration program and hydrogeological investigations, a third mining front may be subsequently started on the 350 Level (see Section 16.3.2). Ore will be transported to surface via the Gaumond shaft. Currently, no mining is planned above 55 m depth in order to mitigate risks associated with potential water inflow as per Golder’s preliminary recommendations regarding the thickness of the sill pillar (see Section 16.1.5).

In the beginning of the third year, it is expected that sufficient infrastructure will be available to allow exploitation of the 860 and 1040 Levels. Exploration drilling from underground will be conducted to test for additional mineralization that may support Mineral Resource estimation and potentially conversion to Mineral Reserves. Depending on the exploration success and the ability to mine additional working fronts, the production rate may be reviewed to determine if an expansion to 7,000 t/d is supported.

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Figure 16-4:	Typical Level Plan View

Lateral development will start when the 650 and 690 Level stations of the Gaumond shaft have been excavated. One team will develop the 650 Level, a second the ramp downward from the 650 Level to the 1130 Level and a third team will start upward development in the ramp to reach the team who started from the surface. Current planning has the ramp excavation teams meeting on the 530 Level in October 2013. When the ramp from the surface to 650 Level is completed, lateral development on 500 Level will start.

16.3.2	Projected Mine Life

The pre-production period is projected until the end of 2014. With the current Mineral Reserve the mine will have a 10-year life, with production planned from the end of 2014 to the end of 2024. Table 16-1 shows the lateral and vertical development for the pre-production period over the planned life-of–mine (LOM). Figure 16-5 shows the annual ore tonnage planned from development and stopes respectively. Table 16-2 shows the projected ore tonnage and average gold grade per year over the LOM.

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Table 16-1: Lateral and Vertical Development of the Pre-Production Period and the Life Of Mine

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Figure 16-5: Annual Ore Tonnage Projections from Development and Stopes

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Table 16-2: Projected Annual Ore Tonnage from Development and Stopes

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16.3.3	Ventilation

The shaft will bring fresh air in the mine while the ramp and raise connected to the ramp will be used as an exhaust. Three ventilation raises, one for each zone (North, Central and South) will distribute fresh air from the shaft to the work places.

The total air volume requirement was estimated based on the pieces of equipment that will be used in the underground mine, surveys from Canadian and Australian mines and empirical methods. To allow some flexibility in the ventilation network, a 20% contingency was included into the total air volume requirement (Gagnon, 2011).

Using a conservative approach, the fresh air requirement to accommodate the planned mobile equipment fleet was estimated at 283 m³/s (600 kcfm) for a nominal 3,500 t/day production rate. Fresh air will flow down the Gaumond shaft, bringing 600 kcfm of fresh air to the underground mine. There will be two discharge points located on the 400 and 650 Levels. At each discharge point, fresh air will go through a 5 m x 7 m transfer drift that will be linked to the internal raise system. All exhaust air (approximately 600 kcfm) will converge toward the main ramp and an exhaust raise connected at many points in the ramp. Two 2,000 hp fans will be installed on top of the surface raise to pull the exhaust air. These fans and the surface fan that will bring fresh air underground will be fully adjustable in function of the air demand.

16.3.4	Explosives

Hydrogeological studies indicate that there is a high risk of mining activity intercepting large water flows. As a consequence, emulsion has been selected as the explosive of choice. Initially, material will be stored on surface, prior to completion of additional drilling and a trade-off study to determine whether an underground or surface facility is the preferred option for Project operations.

Goldcorp currently holds a temporary storage facility licence, current until October 2013.

16.3.5	Loading

The main loading system will be constructed on the 690 Level. Mine production will be hauled using 55 t trucks from the ore/waste pass of each zone to loading stations located on 650 Level. The rock will be directly loaded from the ore/waste passes into haulage trucks and then dumped into a grizzly (fitted with 406 mm (16”.) square openings) located over the storage bins.

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A rock-breaking arrangement will be located over the bins to break oversized rock. The ore bin and the waste bin will each have a capacity of 5,000 t. The bins will feed the rock unto a conveyor that will transport it to the measuring loading box. At that point, the rock will be automatically loaded into the skip. The skip capacity of the shaft is planned at 10 t.

All the material that will come from under the 650 Level will be hauled using the 55 t trucks via the ramp to the 650 Level loading station.

16.3.6	Equipment Fleet

The mobile diesel equipment fleet will consist of 9.5 yd3 and 15.2 yd3 scooptrams, 55 t dump trucks, mine service and personnel vehicles, fully automatic jumbo drills, bolting platforms, scissor lifts, forklifts, boom trucks, and utility trucks. Top hammer drills will be used to drill 100 mm (4”) diameter holes in the stope. Table 16-3 shows the equipment requirements to support the planned 3,500 t/day nominal production rate.

16.3.7	Dewatering Considerations

The quantity of water inflow will vary over time according to the development sequence. A 240 L/s (3,800 US gpm) dewatering system was selected to handle the expected peak water inflow into the mine.

Pumping stations will be located on the 400, 650, 1040 and 1130 Levels (Table 16-4). The water of the levels above the stations will be send to the next level pumping station. Pumping stations below the 650 Level will be located on the level indicated and the water will be sent to the upper levels via the ramp. On the 650 and 400 Levels, the dirty water will be pumped to the stations above to finally reach the surface. Two options are being considered in relation to the pumping network from the surface to the 650 Level. The first alternative is to pump the dirty water from the station on the level directly into the shaft to the next station. The second option is to install the main pumps on the same levels but have the pumps installed in the shaft instead of the level. On the actual level, a smaller pump will be installed to bring the dirty water from the level to the main pumping station in the shaft.

Further work is required to optimize the design of the mine dewatering system with respect to its effectiveness and cost. Further work is also required to select the optimal types of pumps and settling sumps that will be used.

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Table 16-3:	Required Equipment Fleet to Support 3,500 t/day Production Rate

Table 16-4:	Pump characteristics and their localisation

16.3.8	Communication System

A Leaky feeder system is the communication system chosen for verbal communications underground. A WiFi system will be available in some areas. Every level will also be equipped with optic fibre in specific areas for support of remote

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activities. Currently the following automated systems are being reviewed for potential inclusion in future mining activities:

•	Ventilation on demand;

•	Remote control LHV with a mobile and a surface control station;

•	Localisation system for workers and equipment;

•	Real-time data acquisition from production equipment.

16.3.9	Backfill

The excavation will be backfilled with paste fill. On average, 160 t/h (14.6 hours/day) of paste backfill will be needed to meet the production targets of 3,500 t/d from two mining fronts. The pipeline will be 203 mm (8 in) diameter. Depending on the pressure in the line, the pipe thickness will vary between schedule 80 and schedule 120. Additional studies are required to finalize the design of underground distribution network, and are planned for 2012. The QPs note that if production rate increases are contemplated, a second paste backfill line will be needed.

The paste backfill mixture will consist of 72.4% mill tailings, 25% minus  1/2” aggregate and 2.6% binder. If no aggregate is used in the paste fill, then the percentage weight of the binder will be 3.5%.

These mixtures are expected to have unconfined compressive strengths (UCS) of 0.5 MPa after 28 days.

16.4	Wall Over-break Mining Dilution

Dilution considered in the block model and stope calculation is discussed in Section 15.2. To evaluate additional dilution caused by one of, or a combination of, the following items: geology, stress, structures ground conditions, blast damage, fill dilution and irregular stope geometries; a Mathews/Potvin graph was used by Golder (Castro et al., 2009). The rock failure was quantified by using the equivalent linear over-break sloughing (ELOS). Dilution was assumed at a cumulative 0.72 m of over-break in the rock surrounding the stopes, from the combined hanging wall and footwall. The dilution grade is derived from the block model.

This means that, once the minimum mining width of 2.5 m is reached, the dilution will vary with the stope width. For example, a 7.2 m-wide stope will have 10% dilution while a 3.6 m-wide stope will have 20% dilution.

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16.5	Production Reconciliation

On a monthly basis, the total tonnage of rock mined (broken) will be calculated from excavated volumes. Total ounces will be reported from the mill, and adjusted for inventory in ore passes, bins, surface stockpile, and rock remaining in the stopes. Ounces will be assigned to the various stopes where mining occurred, based on information gathered during the month. For every blast in ore, random muck samples will be collected and analysed. This assay information will be summarized for each blast/stope and used as a guide in assigning ounces back to the stopes.

16.6	Production Schedule

The proposed mine life, based on the 2011 Mineral Reserve estimate is 10 years from the end of 2014 to the end of 2024. Figure 16-5 and Table 16-2 included in Section 16.3.2 show the projected mine life production tonnage.

16.7	Comment on Section 16

In the opinion of the QPs, the following comments are appropriate:

•	The planned nominal throughput rate of 3,500 t/d is appropriate to the style of the mineralization;

•

With delineation of additional Mineral Resources, and opening of more than the currently planned two mining fronts, there may be scope for throughput rate increases. Any increase in throughput will require an additional backfill line;

•	Stope designs are appropriate to the mineralization thickness;

•	Geotechnical considerations have been appropriately assessed for the Project;

•

Water management is critical for Project success, as the orebody is located directly under the Opinaca reservoir. Mining will not take place within 55 m of surface due to the presence of the reservoir and open sub-horizontal decompression joints encountered mainly within the first 150 m below surface. Mining over the 350 Level will be delayed to allow time for a better understanding and management of the hydrogeological conditions. Additional studies are planned;

•	Further work is required to optimize the design of the mine dewatering system with respect to its effectiveness and cost;

•

Mining equipment selection was based on the mine production schedule and equipment productivities, and included consideration of workforce and operating hours. The fleet is appropriate to the planned production schedule.

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17.0	RECOVERY METHODS

17.1	Process Flowsheet Summary

The plant capacity is controlled by the underground mine capacity. The operation will initially operate at 3,500 t/d. The crushing area was designed for a capacity of 7,000 t/d including waste crushing (1,500 t/d) while the other plant areas were designed for a processing capacity of 3,500 t/d expandable to 7,000 t/d.

The process plant availability was established at 95% based on performance of similar operations with the same type of comminution circuit. The crushing plant will provide a -12 mm feed to the grinding circuit and will also crush waste material for addition in the paste backfill mix.

The comminution process consists of three stages of crushing followed by a single stage ball mill grinding. The primary crusher (jaw crusher), the secondary crusher (standard cone crusher) and tertiary crushers (two short-head cone crushers will be required for a 7,000 t/d throughput rate) will be located on the surface. The fine crushed ore will be ground by a single stage ball mill in a closed circuit with cyclones. A portion of the cyclones underflow will be directed to a gravity concentration circuit consisting of two Knelson Concentrators and an Acacia Reactor to recover liberated native gold. The cyclones overflow (grinding circuit product) will be directed to the flotation cells for iron sulphides separation in a low mass sulphur concentrate. The flotation tail slurry density will be adjusted with a thickener and the material is leached with cyanide for 36 hours in five leach tanks.

The flotation concentrate will be thickened and reground to a P80 of 10 µm in a fine grinding mill and will be leached with cyanide for 48 hours in five other leach tanks. The gold in solution will be recovered in carousel carbon-in-pulp (CIP) circuits (one for each leach circuit). The carbon from each CIP circuit will be stripped as required in a Zadra stripping circuit and the gold recovered will be poured in gold bars at regular intervals. The carbon will be regenerated and returned to the CIP circuits. The tails from each leaching circuit will be detoxified in a conventional cyanide destruction circuit, and will be filtered for addition in the paste backfill or stored in a covered shed before transportation to the tailings management facility.

A schematic flowsheet of the proposed process is included as Figure 17-1.

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Figure 17-1: General Process Plant Flowsheet.

Goldcorp - Éléonore Project
Metallurgical Processes - Flowsheet

Grinding
Gravity
Crushing
Carbon Stripping & Regeneration
Flotation Tails Cyanidation
- Thickening - Leaching - Carbon in Pulp
Bulk Sulphides Flotation
Filtration
Gold Recovery
Flotation Concentrate
- Thickening - Leaching - Carbon in Pulp
Cyanides Destruction
GOLDCORP

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17.2	Crushing Circuit

The raw material with 450 mm (F80 size) will be reclaimed from underground at a feed rate of approximately 220 t/h (skip capacity of the two shafts) and will be discharged into the shaft bin. The bins will be insulated to prevent freezing during winter. The material in the surface bin will be reclaimed with a variable speed apron feeder at a controlled feed rate (depending on the effective crusher system capacity) to achieve 8,500 t/d in 16 hours or less of operation per day (7,000 t of ore and 1,500 t of waste). The reclaimed material will be fed to the 1,200 mm wide conveyor which will discharge ore into the primary crusher feed hopper. Before feeding into the jaw crusher, material will pass through the vibrating grizzly feeder that bypasses approximately 40% of the crusher feed.

The grizzly feeder undersize and the jaw crusher product will be collected on a common conveyor to transfer material to the secondary crusher surge bin. The ore will be reclaimed and fed to a double deck vibrating screen (76 mm and 22 mm openings). The oversize will discharge to the secondary cone crusher that will be equipped with a standard/fine cavity (XL600 or equivalent with a 450 kW motor). The secondary crusher product and the secondary crusher screen undersize will be collected onto a common conveyor with the tertiary crushers product and transferred to the tertiary crusher double deck vibrating screens (32 mm and 11 mm openings).

The screen oversize will be collected by a conveyor and loaded into a surge bin with two retractable variable speed belt feeders. The feeders will feed the tertiary cone crushers with short head/fine cavity (XL600 or equivalent with a 450 kW motor). The tertiary crushers product will be recycled back to the tertiary crusher screens. The tertiary crusher screen undersize product at -12 mm will be conveyed and stored in two 3,500 tonnes “live” fine ore bins or into the 2,000 tonnes waste bin enclosed to prevent freezing. These bins will be located at the process plant and will have more than 24 hours of storage capacity.

17.3	Grinding Circuit

The ore stored in the fine ore bins will be reclaimed via two variable speed belt feeders and loaded at a controlled feed rate into the ball mill (4.80 m x 10.7 m with a 4000 kW motor) operating in closed circuit with a cyclone pack that will control the grinding circuit product size. The cyclone pack will have 19 cyclones of 380 mm diameter with 16 in operation and three on standby. The cyclone pack overflow at P80 of 65 µm will be the final grinding circuit product and will be sent to the extraction process. The underflow of the cyclone pack will be recycled to the ball mill and is reground until it is fine enough to go in the overflow of the cyclone pack.

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17.4	Gravity Circuit and Intensive Cyanidation

A portion of the secondary ball mill cyclone underflow will be diverted and fed to the gravity concentration circuit. A scalping screen will eliminate coarse solids and ball scats and the screen undersize will feed two gravity centrifugal concentrators (Knelson XD30 with 30” diameter bowl). The tailings from the centrifugal concentrators and the scalping screen oversize will be returned to the ball mill discharge pump box while the concentrate will be flushed periodically to the intensive leaching circuit located underneath.

The gravity concentrate will be accumulated for one day and will be processed in batches using an intensive cyanidation dissolution module. The dissolved gold in solution will be pumped to a gravity pregnant solution tank situated in the gold room for subsequent electrowinning. The gold sludge will be periodically recovered and smelted to pour quality gold bars. quality gold bars. The rejects of the intensive leaching circuit will be flushed to the grinding circuit pump box.

17.5	Flotation Circuit

The ground product from the cyclone pack overflow will be passed over a linear trash screen to remove wood pieces, plastic and other small trash material which would otherwise plug the carbon screens in the CIP circuits. It will then enter the flotation conditioner (4.4 m x 5.0 m) with 10 minutes of retention time where it will be conditioned with PAX and R208 collectors to float the sulphides. The conditioner overflow will follow through to the flotation circuit with 40 minutes of retention time. The flotation circuit will be made up of six flotation tank cells of 70 m3 capacity each. When transferred to the flotation cells, frother (MIBC) will be added to the feed to produce a stable froth and recover 95%+ of the sulphides. The sulphide concentrate (approximately 10% weight recovery) will be transferred to the flotation concentrate cyanidation circuit with two vertical tank pumps (one operating and one standby). The flotation tails will be pumped to the flotation tail cyanidation circuit using horizontal slurry pumps (one operating and one standby).

17.6	Flotation Tails Leaching and CIP Circuit

From the flotation circuit, the flotation tailing will be pumped to the flotation tails high-rate thickener to thicken the slurry to 65% solids. The thickener overflow water will be recycled to the process water tank for reuse and the thickener underflow will be pumped to the flotation tails leaching circuit. There will be five leach tanks operating in series.

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The leach feed density will be adjusted by recycling the overflow from the flotation tail CIP thickener and process water to operate at 45% solids. The leaching feed (flotation tails thickener underflow) pH will be adjusted with lime to approximately 10.5 to prevent HCN formation as a safety precaution. Cyanide will be added to the first and third leaching tank and the cyanide addition is controlled with a cyanide analyzer. The flotation tails leaching train will have a total retention time of 36 hours. The slurry will flow by gravity to each tank in steps of 600 mm. Each tank will be equipped with an agitator to maintain the solids in suspension and air will be injected to promote the gold dissolution rate. Interconnecting tank launders will be arranged so that any tank in series can be bypassed without the whole plant having to be shutdown.

After leaching, the slurry will be transferred to the tail CIP circuit. The gold will be adsorbed onto carbon in a Kemix AAC pumpcell system. The adsorption circuit will have six tanks of 50 m3 each in series with 15 minutes retention time each and will contain a total of 15 t of carbon. The pumpcell mechanism will combine the functions of agitation, interstage screening and slurry transfer in one unit. The suspension of the carbon and slurry mixture will be maintained by the hydrofoil mixer. The interstage screen surface will be kept free of carbon build-up by means of wiper blades attached to the rotating cage. The pumping action of the interstage screen will generate a head differential and the contactors can be placed at the same level. With the contactors being at the same level it will become relatively simple to provide common feed and tailings launders to allow the plant to operate in a carousel mode. This mode of operation has several advantages compared to conventional counter current CIP circuits:

•	Higher carbon loading capability;

•	Lower carbon inventory;

•	Lower contacting volume;

•	No back mixing of slurry during carbon transfer;

•	Equal contact time of all carbon (no short circuiting of carbon);

•	Carbon level in tank is constant;

•	Smaller elution and carbon regeneration circuit required; and

•	Lower operating and capital cost.

The tanks will be fed by a launder which, via a series of plug and gate valves, will allow the feed slurry to be diverted to the different head tanks. When the carbon in a head tank has reached the required gold on carbon loading, this tank will be isolated from the adsorption sequence and the loaded carbon will be separated from the slurry by

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pumping the entire content of the tank over a vibrating screen to recover the carbon for the elution circuit. The screened slurry will flow back to join the adsorption circuit feed. The design carbon concentration in the adsorption tanks will be 50 g/L which will be within the normal pumpcell operating range of 30–60 g/L for a total of 2.5 t of carbon per tank.

After the adsorption circuit, the flotation tails stream will be pumped to the flotation tail CIP thickener (16 m diameter high rate thickener) through a carbon safety screen for cyanide solution recovery. The thickener overflow will be recycled to the leach feed while the underflow will be sent to the flotation tails cyanide destruction system.

17.7	Flotation Concentrate Leaching and CIP Circuit

The flotation concentrate will be pumped to the flotation concentrate thickener (7.0 m diameter high rate thickener) where it will be thickened to 55% solids. The thickener overflow water will be recycled to the process water tank for reuse and the thickener underflow will be pumped with peristaltic pumps (one operating and one standby) to the IsaMill feed pump box.

The IsaMill (M5000 with an 1,500 kW motor) will be fed with the flotation concentrate thickener underflow and grinding media will be added as required in the IsaMill feed pump box to keep the power input constant to the regrind mill. The flotation concentrate will be reground to a P80 of 10µm before being discharge into a second pumpbox where dilution water recycled from the concentrate CIP thickener overflow and process water will be added to reduce the leach feed density to 25% solids. The IsaMill product will then be pumped to the first of five flotation concentrate leaching tanks (7.9 m diameter x 8.4 m).

The pH in cyanidation will be maintained at approximately 10.5 as a safety precaution to prevent HCN formation. Lead nitrate will be added to reduce the sulphides activity. Cyanide will also be added to the first and third leaching tank and the cyanide addition will be controlled with a cyanide analyzer. The flotation concentrate leaching train will have a total retention time of 48 hours. The slurry will flow by gravity to each tank in steps of 400 mm. Each tank will be equipped with an agitator to maintain the solids in suspension and oxygen will be injected to promote gold dissolution rate. Interconnecting tank launders will be arranged so that any tank in series can be bypassed without the whole plant having to shutdown.

After leaching, the slurry will be transferred by gravity to the concentrate CIP circuit. The gold will be adsorbed onto carbon in a Kemix AAC pumpcell system. In order to achieve the high gold loading on carbon and due to solution concentrations, the concentrate CIP system has been designed to have a 30 minute contact time in each

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pumpcell tank. The gold loading on carbon is expected to be as high as 25 kg/t of carbon. The adsorption circuit will have ten 15 m3 tanks in series for a total of 10 t of carbon. The tanks will be fed by a launder which, via a series of plug and gate valves, will allow the feed slurry to be diverted to the different head tanks. When the carbon in a head tank has reached the required gold on carbon loading, this tank will be isolated from the adsorption sequence and the loaded carbon is separated from the slurry by pumping the entire content of that tank over a vibrating screen to recover the carbon for the elution circuit. The screened slurry will flow back to join the adsorption circuit feed. The design carbon concentration in the adsorption tanks is 67 g/L which is slightly above the normal pumpcell operating range of 30–60 g/L for a total of 1.0 t of carbon per tank.

After the adsorption circuit, the flotation concentrate stream will be pumped to the concentrate CIP thickener (7.0 m diameter high rate thickener) through a carbon safety screen. The thickener overflow will be recycled to the flotation concentrate leach feed for dilution and the thickener underflow at 40% solids will be transferred to the cyanide destruction system.

17.8	Carbon Elution Circuit and Carbon Regeneration

The loaded carbon recovered from the two CIP adsorption circuits will be pumped from the loaded carbon surge tanks to the acid wash tank with a capacity of 6 t of carbon. A dilute solution of 3% nitric acid will be pumped into the acid washing vessel from the bottom and returns to the acid holding tank while the pH is monitored. After the acid wash cycle is completed, the spent acid will be neutralized by adding caustic, drained and pumped to the tailings pump box for disposal.

An exhaust fan will be connected to the acid wash pump box and the acid wash vessel and is used to remove fumes. After the acid wash treatment, the carbon will be rinsed with water. The carbon will then be rinsed again with a small amount of caustic to ensure neutralization. The carbon will next be pumped to the carbon stripping vessel. In the stripping vessel, the gold will be desorbed from the carbon by circulating a caustic-cyanide strip solution at high temperature (140ºC) and pressure (550 kPa) using the Zadra stripping process.

The gold-loaded strip solution, also called pregnant solution, will be cooled with heat exchangers to about 80ºC and accumulated into a pregnant solution tank. Reagents (caustic and cyanide) will be added as needed to the strip solution to have the correct chemistry and conductivity for the carbon stripping. At the end of the elution cycle, the carbon will be rinsed with fresh water and pumped to the carbon reactivation system.

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After stripping, the carbon slurry pumped from the stripping column will feed a dewatering screen ahead of the reactivation kiln. The water used to pump the carbon slurry to the screen will drain to the quench tank. The dewatered carbon from the screen will be stored in a 6 t surge bin in front of the kiln which will ensure a steady feed during kiln operation. A steam-rich atmosphere will be maintained in the kiln to prevent the carbon from charring. The kiln will discharge into a quench tank filled with water to simultaneously cool and wet the carbon. The kiln will be electrical fired and will have a regeneration capacity of 6 t per day. The reactivated carbon batch will be pumped to the pumpcell systems after the carbon extraction in the pumpcell is completed. Fresh carbon required to make up for losses of fine carbon must be conditioned prior to use to remove fines, sharp edges and to thoroughly wet the particles. This will be achieved in an attrition tank.

17.9	Electrowinning and Refining

The gold-loaded strip solution will be cooled with heat exchangers to about 80ºC and accumulated into a pregnant solution tank. The pregnant solution will be pumped into series of four electrowinning cells. The gold in solution will precipitate and adhere to the cathode which will be made of woven-mesh stainless steel. The barren solution will go to the barren solution tank and will be pumped back to the elution column passing through the in-line heater for re-heating to 140ºC. The electrowinning in the gold room will be performed with four electrowinning cells. The same electrowinning cells will be used to recover the gold in the pregnant solution from the gravity-intensive cyanidation system by adding the solution to the carbon stripping pregnant solution tank at the appropriate time.

The loaded stainless steel cathodes and the sludge accumulated at the bottom of the cell will be cleaned in-situ with a high-pressure washer. The sludge will be directed to a holding tank ahead of a sludge pump feeding a recessed plate filter for filtration. The filtered solids will be discharged from the plate filter in trays and dried in the mercury retort. Because of safety issues, a mercury retort was added in place of a simple drying furnace for the drying of the gold sludge from the electrowinning cells. The dry solids will be cooled and mixed with an appropriate amount of flux and refined. The refining furnace provided will be an induction furnace. Refined gold will be poured to a series of moulds and the slag will be poured into slag moulds.

The slag residue will be processed in a small gravity system comprising a jaw crusher, a cone crusher and a small Knelson concentrator. The tail from this small recovery circuit will be recycled to the grinding circuit.

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17.10	Cyanide Destruction

Two cyanide destruction systems will be required for the flotation concentrate stream and the flotation tails stream. The selected cyanide destruction system is the Inco SO2/air. The thickened slurries from their respective CIP thickeners will be pumped to their respective cyanide destruction tank where process water will be added to adjust the slurry density to the operating level. The systems use SO2 to destroy the cyanide and air will be sparged into the tanks. Copper sulphate will be added as needed to catalyze the cyanide destruction reaction and has been incorporated into the design. The target weakly acid dissociable cyanide (CNwad) content at the output of the destruction system will be <1 ppm. After the cyanide destruction process, the tails streams will be routed to their respective thickeners.

17.11	Filtration Plant

The slurry from cyanide destruction of flotation tails will be fed to the non-sulphide tailings thickener with addition of fresh water and flocculant. The thickener overflow will be pumped to the process water tank. The thickener underflow will be pumped to the non-sulphide tailings filters surge tank. The non-sulphide tailings filters surge tank slurry will be pumped to the pressure filters (two operating, one standby). The filter cake will fall to reversible conveyors either sending cake to the paste backfill plant or to the enclosed non-sulphide tailings stockpile.

The slurry from cyanide destruction of flotation concentrate will be fed to the sulphide tailings thickener with addition of fresh water and flocculant. The thickener overflow will be pumped to the process water tank. The thickener underflow will be pumped to the sulphide tailings surge tank. When the paste backfill plant is in operation (60.8% of the time), the slurry from the surge tank will be pumped to the paste backfill plant. When the surge tank capacity is exceeded, the slurry will be pumped to pressure filter #1. The filtrate will go to the non-sulphide thickener feed tank. The filter cake will be conveyed to the emergency sulphide tailings stockpile.

17.12	Paste Backfill Plant

The filter cake will be convoyed to the filter cake bin. The filter cake multi-screw feeders will then feed a conveyor that will lead to the two paste mixer hoppers (64.6% of the paste). The sulphide tailings slurry from surge tank will be pumped to the paste mixers hoppers (4.7% of the paste). Tailings from sulphide stockpile will be reclaimed to a transfer bin prior to feed the paste mixers hoppers (3.1% of the paste).

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The crushed waste will be fed by vibrating feeders to the two crushed waste conveyors which leads to the paste mixers hoppers (25% of the paste). Cement will be fed to the paste mixer hoppers from a silo by screw feeders (0.3% of the paste). Blast furnace slag will be fed to the paste mixer hoppers from a silo by screw feeders (2.3% of the paste). Process water will be added to mixers to adjust paste density. The paste mixers (two operating) will feed the paste hoppers which will in turn feed the piston pumps (one by mixer). Each piston pump will send paste to underground through its individual pipeline. Finally, tails will either be added to the paste backfill or stored in a covered shed before being transported to the tailings management facility.

17.13	Fresh and Process Water Supply

The plant water balance is presented in Figure 17-2 in cubic meters per day. This represents an average operating day with 95% availability of the process plant. Fresh water makeup comes from the polishing pond after the water treatment plant.

The process water tank will be received water recycled from the flotation products thickeners, from the stripping circuit heat exchanger and from the paste backfill plant. As required, water is pumped back from the clarification pond after the water treatment plant to complete the process water plant needs. Process water will be distributed in the process plant through two process water pumps (1 operating and 1 standby) at a system pressure of 350 kPa (50 psi). A total process water flow rate of 453 m3/h is estimated to be required to feed the various process areas like the grinding mills, the cyanidation areas and the cyanide destruction system. There is an excess of process water of 43 m3/h which must be bled to the water treatment plant to maintain the plant water balance.

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Figure 17-2:	Plant Water Balance

Fresh water will be used in the process plant to prepare reagents and to provide clean gland seal water for the slurry pumps. Clean water is also required for the Knelson gravity concentrator. The fresh water source is the treated water from the water treatment plant. Slurry pumps requiring higher pressure gland seal water will be supplied by two gland seal water booster pumps (one operating and one on standby) increasing the water pressure from 350 kPa to 860 kPa (50 psi to 125 psi). The process plant fresh water requirement is estimated at 42 m3/h for gland seal water, 36 m3/h for the Knelson concentrator and 3.4 m3/h for reagent preparation and dilution at a system pressure of 350 kPa (50 psi).

17.14	Comments on Section 17

In the opinion of the QPs, the following interpretations and conclusions are appropriate:

•	The Éléonore Project will use conventional mineral processing equipment to produce a marketable gold doré;

•	The process flowsheet is standard, consisting of three stages of crushing, grinding, gravity concentration, sulphides flotation, cyanide leaching, and gold recovery in a carbon-in-pulp (CIP) circuit;

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•

The plant is designed to achieve 3,500 t/d for an annual throughput of 1.3 Mt/a and operate for 365 days a year. The plant has been designed such that it could be expandable in the future to support a 7,000 t/d production rate. The precious metals recovery circuit is designed to produce approximately an average of 600,000 ounces of gold annually;

•	The designed mill can achieve the recoveries seen in laboratory testwork, which are projected to be in the range of 93.0–93.5% over the life-of-mine;

•	The process plant will use electricity as energy supply by Hydro-Quebec. The power requirement at 3500 t/d will be about 12MW;

•

The main reagent to recover the gold will be the cyanide with several other reagents such as quicklime, NaOH, flotation collectors, SO2, and copper sulphate. The residual cyanide will be treated prior to being sent to the tailings management facility and the remaining residual reagents will be treated in the water treatment plant;

•

The process plant will use more than 90% of the process recycle water with the filtration tailings approach. The remaining 10% of fresh water will come from the water treatment plant. The water management plan will follow industry best practices.

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18.0	PROJECT INFRASTRUCTURE

The main infrastructures will include the Gaumond shaft, a surface ramp, a waste rock storage dump, tailings storage facilities, process plant, offices and permanent camp. Figure 18-1 shows an aerial drawing of the proposed infrastructure layout.

18.1	Underground Infrastructure

18.1.1	Gaumond/Ventilation Shaft

The circular shaft will have an inside diameter of 7 m and will be lined with concrete to a final depth of 715 m. In addition to providing access for underground exploration, the Gaumond shaft will be used to develop the upper levels. The Gaumond shaft will be equipped with two 10 t skips. A cage will be fitted below one of the skip to transport personnel and material from surface to the working levels.

The main hoist will be used for both sinking and hoisting during the pre-production development period and at the beginning of the production period from the upper levels. The Gaumond shaft will have a total hoisting capacity of 5,800 t/day, sufficient to handle both ore and waste during the first two years of production. Ore production will be at a nominal 3,500 t/d.

The main hoist will be located at surface. It is 3.66 m (12 ft) in diameter and will be powered by two (2) 867-kW (1.162 hp) motors. The hoist rope is 44.5 mm (1.75 in.) in diameter. This hoist is adequate for sinking to a depth of 900 m.

A Maryann auxiliary cage will be installed in the Gaumond shaft for emergency egress. The Maryann arrangement consists of a double-deck cage with a total capacity of eight people.

A 2.4 m (8 ft) diameter hoist, powered by a 510 kW (684 hp) motor will be required for the Maryann cage. In case of a Hydro-Quebec power failure, a back-up generator supply electrical power to this hoist to ensure that the Maryann remains operational at all times for emergency evacuation. The hoist rope for the Maryann cage is 25.4 mm (1 in) in diameter and the hoisting speed will be 7.62 m/s (1 500 ft/min).

Two shaft stations will be excavated on 400 and 650 Levels. The loading station will be located between the 650 and 690 Levels (see section 18.1.4).

Finally, fans will be installed at the surface and the Gaumond shaft will be utilized as the main ventilation raise.

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Figure 18-1:	Aerial Plan Schematic of the Location of the Proposed Infrastructure

Note: distance from left to right across plan schematic is approximately 1 km.

18.1.2	Surface Ramp

The portal of the ramp will be located approximately 300 m from the Gaumond shaft and 800 m from the orebody. The ramp will be 7 m wide by 5 m high and have a grade of 15% (8.4º). The total length of the ramp, between surface and the 650 Level, will be 4.5 km and an extra 3.5 km of ramping will be needed to reach the 1130 Level.

The ramp will provide a drilling platform for exploration and definition of the orebody. It will also accelerate production from the upper part of the orebody. The ramp will expedite the construction of infrastructures on the upper levels because it will be independent of the Gaumond shaft.

18.1.3	Loading Station

The shaft loading station will be located on the 690 Level. Ore and waste storage bins of 5,000 tons capacity each will be excavated below the 650 Level. A rock breaker/grizzly arrangement installed at the top of the silos will control the rock size going into the skips. The grizzly’s openings will be set at 406 mm (16 in). On the 690 Level an automated conveyor will transfer the rock to the measuring box; the rock will then be dumped into the skips. Figure 18-2 shows the general arrangement of the loading station.

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Figure 18-2:	General Arrangement of the 650-690 Loading Station

18.1.4	Shaft Bottom Ramp

The Gaumond shaft will have a ramp that will start from the loading level and will reach the bottom of the shaft. The function of this ramp is to clean up all the rocks and the mud that will accumulate at the bottom of the shaft.

18.1.5	Ore/Waste Passes

The ore/waste passes will be located close to the ore zones in order to minimize the hauling distance between the mining work places and the dumping areas, and to limit the number of shaft accesses. The current mine layout includes two transfer drifts on 650 and 1400 Levels for ore and waste from the ore zone to the shaft.

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Each zone will have its own ore/waste pass (Figure 18-3); this approach will minimize the haulage distance between the stopes and the ore passes. Because there will be only one raise per zone for both ore and waste, it will be necessary to manage rock in batch mode.

A raise bore machine will be used to excavate the 3 m diameter ore/waste passes. Given the length of raise that will need to be excavated, raise boring will be faster than conventional Alimak raising. Drop raises will connect the sublevel dumping points to the main ore/waste passes of each zone. Figure 18-4 shows the layout of a typical raise and the loading setup; the example will be constructed on the 650 Level.

18.1.6	Ventilation Raise

The main ventilation network and the quantity of air needed underground was discussed in Section 16.4.3. At a nominal 3,500 t/day production rate, the Gaumond shaft will be utilized as the main air intake. The exhaust raises that connect in the ramp will have a minimum of 6 m diameter. Internal ventilation raises will be 3 m diameter. These raises will be excavated with raise-boring machines. Each zone will have its own ventilation raise and a fan when it is necessary. Figure 18-3 shows the location of each ventilation raise on a standard level.

Figure 18-5 shows a longitudinal view of the entire mine with the main infrastructure locations.

18.2	Surface Infrastructure

18.2.1	Waste Dumps

A waste rock pad, with a volume of 330,000 m3 (about 0.7 Mt), will be built for stockpiling rocks during the excavation of the exploration shaft and ramp. Another pad of 150,000 m3 is planned to be constructed during 2012. Because waste rock has an acid drainage and arsenic leaching potential, the waste rock pad was completely lined with an HDPE liner (high density polyethylene liner). Water that has been in contact with waste rock is collected into two basins of 7,000 m3 each and is treated before being released to the environment.

Over the life-of-mine, approximately 2.7 Mt of waste is expected to be produced. Some of this material may be stored in a temporary tailings facility, or on an expanded waste rock facility. However, by the end of the mining operation, all waste have been consumed in backfill, and returned underground.

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Figure 18-3:	General Arrangement On A Typical Level

Figure 18-4:	Section View Of A Typical Ore Pass Network

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Figure 18-5:	Longitudinal Section Showing the Location of the Main Underground Infrastructure

18.2.2	Tailings Facility

The tailings area will be fully lined. Figure 18-6 shows the design tailing area. A low-risk tailings impoundment structure will be implemented to store about 26 Mt of filtered tailings at 85% solid over the life of mine of 20 years. The filtered tailings will be trucked on 5 km to the tailings area of 80 ha. The filtered tailings will offer a great potential for progressive restoration and will support a significant reduction of risk of dyke or dam failure.

All the water in contact with the tailings area will be contained and pumped to the water treatment plant. The actual size of the tailings management facility will be about 80 ha and shall be developed in four phases approximately over a five-year period.

For Years 0 to 10, the tailings management facility will receive mainly non-sulphide tailings from the process plant and waste rock. Sulphide tailings will only be sent to the tailings area as an emergency measure when there is a long-term shutdown of the paste backfill plant.

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Figure 18-6:	Design Tailing Area

For years 0 to 10, there will always be approximately 40 ha of exposed tailings that will come into contact with runoff water. As per the Ministry’s D019 directive, the water management facility in the tailings area has to be designed considering the following:

•	A 1:100 year snow fall event, melting over a 30 day period;

•	And a 1:100 year 24 hour rainfall event during that period.

Based on these criteria, the collection basin required at the tailing area will range from 80,000 to 100,000 m3, assuming that 4,800 m3/day (200 m3/h) is pumped continuously for approximately 30 days during this event. Under the average annual rainfall scenario (i.e. 1:2 year), water will be pumped out of the tailings area over a period of 74 days total per year. No water will be pumped from the tailings area during the winter months. In the spring period, during the snow thaw, it is expected that water will be pumped continuously for 15 to 30 days. In the summer period, the water will be pumped intermittently.

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The following residues will be stored in the tailings area:

•	Non-sulphide residues;

•	Waste rock (temporary storage, approx. 2 Mt from year 0 to 10).

•	In emergency cases only: excess sulphide ore residues when there is a long-term shutdown at the paste backfill plant (approx. 700 tonnes/day of shutdown).

The non-sulphide ore residues are considered non acid-generating. Arsenic was formerly identified as a risk element; however, a new static leaching test confirms that arsenic can be leached from the residues, as well as copper and iron. The kinetic leaching test on the residues, after 24 weeks, reveals that there is little arsenic, iron and copper in the water after it came into contact with the residues.

An evaluation of the leaching test data on the waste rock is underway. This study is being undertaken to estimate the tailings area runoff water quality based on the mixing of run-off coming into contact with the waste rock and the non-sulphide residues.

18.2.3	Main Camp

The Camp will be located approximately 1.5 km north of the process site. Permanent housing will have 400 rooms including bathroom/shower and lockers on the basis of one occupant per room. A communal laundry and lounges will be provided on each floor in the four buildings. Each building will have about 100 rooms spread over four levels. The main corridor between the modules and other buildings will be located on the first floor to minimize the distance from each room using elevators to access to upper floors. The modules will be protected by an intrusion / detection fire alarm system by sending a remote signal to the security / building fire protection system. An area of 16,622 m2 has been estimated for this facility.

During the first stage of construction, a temporary cafeteria will be built to serve the construction workers. During the second stage of construction, a permanent cafeteria will also host the permanent workers. It will include storage areas and food preparation, service counters for meals, lunches and pastries. The dining room will seat 300 and includes a lunch area. An area of 1,950 m2 has been estimated for this facility.

An area of 2,157 m2 on two levels has been estimated for a recreation facility. Seasonal outdoor equipment will also be available, and will include an ice-skating rink. A generator will provide all key services in case of power failure.

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18.2.4	Service Buildings

Administration Building

The new administration building will be located at the industrial area and connected with the warehouse and garage facilities.

This building will be designed to incorporate the administration offices, and the following groups: geology, mining and engineering, human resources, environment, health and safety, IT and accounting, permanent dry for 650 employees, nursery, and dispatch. The emergency vehicles such as the fire truck and the emergency first response vehicle will be located in the administration building as well. An area of 6,685 m2 has been estimated for this facility.

Warehouse and Garage Facilities

The warehouse and garage are grouped together. The warehouse building will have a total area of 1,150 m2. It will be designed with an inside clearance of 9 m. It will include two offices, a reception desk, a shipping deck and the required storage space. It will be protected by an intrusion / fire detection system. The entire building will be heated.

The garage building will cover an area of 1,250 m2 including a 250 m2 mezzanine and will be adjacent to the warehouse. The mezzanine will provide space for offices, meeting room, toilets, locker room and the crew room. The ground floor will include a garage with five repair bays, a wash bay, a machine and welding shop, an electrical workshop, a carpentry workshop, a tool storage area and three offices.

The building will be designed to provide an inside clearance of 9 m for 50 t trucks. A 15/3 t crane will be installed in the garage area. The garage will also be equipped with a lubrication system which will easily be accessible for the maintenance of heavy equipment. The building will be protected by an intrusion / fire detection system. The entire building will be heated.

Assay Laboratory:

The Laboratory building will be located close to the process plant. The building area is approximately 800 m2, on one floor. It will include offices, a kitchen / dining room, bathroom/shower, reception and sample preparation area, assaying area, etc.

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The laboratory will be equipped with all equipment, instruments and materials necessary for a gold operation and designed to process about 350 samples per day. It will be protected by an intrusion fire detection system.

18.2.5	Process Facilities

The processing facilities comprise four areas: the crushing and screening area, the main process plant, the paste backfill plant and the tailings filtration plant.

The crushing facilities will be located northwest of the Gaumond shaft. The fine crushed ore bins will be located north of the shaft. The crushing and ore storage facilities were designed at 3,500 t/d but include provision in the design for expansion to 7,000 t/d. The layout includes two buildings. The primary crushing building will crush ore from the Gaumond shaft. It will house the vibrating grizzly, the jaw crusher and screens. The secondary and tertiary crushing building will house the three cone crushers.

All the above buildings will be inter-connected by belt conveyors installed inside a gallery. The fine crushed ore will be stored in two 3,500 t live capacity insulated steel bins. Each bin will be equipped with two reclaim belt feeders which will be installed under the bins in an enclosed heated area.

The processing plant will be located north of the shaft and northeast of the fine ore bins.

The plant building is designed as rectangular shape building of dimensions of 92.5 m wide by 135 long and has different roof heights depending on the process areas.

The concentrator building will house the grinding area, cyanidation area, the flotation area, the carbon stripping area, the carbon reactivation area, the refining area, the reagents area, the compressors area, the metallurgical laboratory area, office space area, dry for 100 employees and maintenance shops.

Outside the concentrator building, the concentrate leach tanks, flotation tail thickener, the tails CIP thickener, the flotation tail leach tanks, the cyanide tanks, the lime bin and the process and fresh water tanks will be installed bearing in mind any future potential increases in throughput rate.

The paste backfill and filtration will be grouped in the same building located west of the concentrator building. The buildings will be connected by an enclosed corridor.

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The paste backfill plant is designed for 320 t/d through two parallel lines. Crushed waste material will be transported via a retractable conveyor from the top of the fine ore bin(s). The material will be stored in a 2,000 t live capacity steel bin. The paste backfill and filtration building will house the major equipment such as the plate filter press, conveyors, the mixer, the piston pumps, thickener and holding tanks. The binder silos will be installed outside of the building. The water tanks and pump box will be housed in a lean-to off the paste backfill plant and will be designed for a maximum 7,000 t/d throughput rate.

18.2.6	Terminal and Airstrip

The Air Terminal Building will be located on the airport site, south of the airstrip. The building will include a waiting room with services for 80 persons, offices, and a security zone. The construction of the air terminal will be located approximately 1.5 km from the plant site. The construction of a garage for storage of de-icing equipment will also be included. A generator will provide all the services in case of power failure. An area of 442 m2 has been estimated for this facility.

18.3	Electrical Power

It has been assumed for design purposes that all large motors will be equipped with a softstart unit or an AC drive, in order to keep a good power factor, limit the starting current and voltage variations, while reducing harmonic emissions. Overhead lines have been designed using ACSC (aluminum conductor steel reinforced) conductors. As required by Goldcorp, all power transformers are considered to be dry-type, except for those inside the main 120(69)/25 kV substation.

The temporary 69 kV substation will consist of a non-redundant scheme, with one incoming line, one 69/25 kV power transformer and a four-branch 25 kV overhead distribution line. A temporary building will be installed in the substation, equipped with protections and controls, as well as a battery bank. The temporary substation will be located near the waste water treatment, approximately 100 feet from the Hydro-Québec power line.

As the life expectancy of this substation will be of the order of one to two years, low-cost solutions have been selected. The maximum power capacity of this substation is 13 MVA, enabling the substation to feed the exploration hoist and shaft, as well as construction, camp site and various buildings during development activities.

This substation will feed the existing 25 kV overhead distribution line, which will be prolonged to the exploration hoist building. Provisions for a capacitor bank and a spare feeder have been taken into account.

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Operation of this substation is planned for August 2010 to support mine site development.

The new Éléonore main 120/25 kV substation was designed taking into consideration redundancy, labour and transport costs, as well as geographical localisation and a total substation life expectancy of 15 to 25 years. The total mine complex load during winter is estimated at 50 MW.

The substation will consist of one 120kV overhead incoming with two (2) 120/25 kV 40/53/66.6 MVA oil step-down transformers, for redundancy purposes. Each transformer will be able to support the mine’s full load, feeding a 25 kV gas insulated switchgear (GIS). This switchgear will comprise two incomings with a tie breaker. Two 25 kV feeders (fed from the two different bars) are planned for each of the following essential buildings: concentrator and crusher and Gaumond hoist/shaft. Other 25 kV loads will not be equipped with a redundant feeder and will be supplied by overhead service lines.

The main 120/25 kV substation will be installed near the concentrator and hoist/shaft, to limit the length of conductors feeding the largest loads.

This substation is planned to be in operation by the end of 2012 to support further mine site development.

All 25 kV distribution lines will be designed in order to take into account the constraints imposed at this northern latitude such as weather, ice and wind loads in addition to the loads related to the equipment and conductors.

The onsite 25 kV distribution network will consist of overhead lines (ACSR conductors) and power cables (where distances are limited and a rack can be installed above ground). Concentrator and crusher buildings will be fed by a power cable, installed on a rack. Hoists and shaft buildings will be fed using redundant overhead lines (one feeder to each location, plus a tie-in between sites).

The site surface service buildings (laboratory, garage, tailings, campsite, construction site, etc.) will be supplied by two 25 kV overhead radial ACSR lines, mounted on wood poles. The two lines will supply the western and eastern parts of the mine complex. All service buildings requiring less than 500 kVA will be supplied by transformer banks mounted on wooden poles with AC lightning arresters, fuse-disconnect switches (or reclosers) and grounding.

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18.4	Fuel Storage

For fuel storage and services, three different installations have been selected. It is important to note that there will be daily fuel tanks at each campsite building with an emergency generator:

•	The airstrip;

•	The depot (mine site);

•	The fuel station.

18.4.1	Airstrip Tank Farm

At the airstrip, fuel storage will consist of:

•	Jet “A”, two (2) 50,000 L, double-walled, ULC/S601, horizontal, above ground tanks with cabinet, pumping unit, filtration system, and aircraft refueling;

•	Diesel, one (1) 9,000 L, double-wall, ULC/S601, horizontal, above ground tanks with cabinet and pumping unit.

18.4.2	The Depot (Mine Site)

The proposed tank farm will consist of:

•	Diesel, six 50,000 L and one 45,000 L, double-walled ULC/S601, horizontal, above ground tanks;

•	Pumping station, two pumps, one for loading of the service truck and one for the unloading of the delivery truck;

•	The site will also include equipment for loading and unloading trucks, fences, cement pad for the loading and unloading area, hydrocarbon interceptor and other required safety accessories;

•

A computerized fuel management system will be installed to provide detailed reporting of fuel usage and control. The proposed system consists of equipment and software which is specifically designed to automatically control and provide accountability of any metered fuel product;

•	The loading and unloading of the fuel trucks will be accomplished through an automated control system which includes a PLC, level probe, automated valves and fuel meter;

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18.4.3	Fuel Station

The proposed fuel station will consist of:

•	Gasoline, one 50,000 L, double-walled ULC/S601, horizontal, above ground tanks;

•	Diesel, one 50,000 L, double-walled ULC/S601, horizontal, above ground tanks;

•	Submersible fuel pump installed on each tank;

•	Dispensing unit for each product (gasoline and diesel);

•	A fuelling area will be composed of a concrete pad with equipment protection against vehicle impact.

•

A computerized fuel management system will be installed to provide detailed reporting of fuel usage and control. The proposed system consists of equipment and software which is specifically designed to automatically control and provide accountability of any metered fuel product.

For fuel delivery around the site, a fuel truck with a storage capacity of 19,100 L will also be supplied.

18.5	Water Management

18.5.1	Potable Water for Campsite and Industrial Area

The drinking water supply for the campsite and industrial area is presently drawn from two existing wells. The wells are located 1.2 km northeast of the project campsite. The combined capacity of the two wells is 156 m³/day (70 and 86 m³/d).

In spring 2012, a third well will be added with a capacity of 100 m³/day. With the third well, the combined capacity will be 220 m³/day because the capacity of the first two wells will be lowered to 70 and 50 m³/day, respectively.

The combined capacity of the three wells is greater than the maximum daily flow anticipated (214 m³/day). Raw water from wells can present problems with manganese and uranium. Problems of iron, selenium and sulphates can appear when a well is over-exploited. There is already a working system for treating raw water on site. The existing treatment system allows for the treatment of non-conforming elements in the water supply. The capacity of the system is 218 m³/day less washing (12 m³/day) = approximately 200 m³/day. This flow corresponds approximately to the maximum daily flow anticipated. The existing drinking water treatment includes the following:

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•	Sodium hypochlorite injection unit for oxidation before filtration, to remove iron and manganese;

•	Catalytic filter media for manganese and iron removal;

•	Charcoal filter unit for chlorine removal before the anionic exchange resin bed;

•	Anionic exchange resin bed with proper media type for uranium removal;

•	UV disinfection units to increase treatment efficiency;

•	Chlorine disinfection to protect the distribution network against possible contamination along its course;

•	Three treated water reservoirs with a total volume of 38.7 m3;

•	Two backwash pumps;

•	Two distribution pumps.

18.5.2	Wastewater Collection and Treatment

Wastewater will be collected by a gravity sewer network. The wastewater will then be pumped to the treatment system via the sewage pumping station. The existing pumping station has a capacity of 2,160 m³/day.

The wastewater treatment is done by aerated lagoons in series. The treatment system also includes a system of ferric chloride injection for phosphate removal.

The treated water is discharged into Opinaca reservoir. The environmental objectives of the discharge as established by MDDEP-DSÉE as follows:

•	Domestic wastewater treatment for the Camp and industrial area will be executed at the existing treatment plant.

•

Disposal of domestic wastewater from the underground mine has not be confirmed discharging into the existing wastewater treatment plant, using of propane or electric toilets generating only ash, chemical toilets, etc.

•	Wastewater treatment of airport terminal and gatehouse will be done by a septic tank installation at each of these two sites that will be discharged into the aerated lagoons.

•	Taking into account the function of the camp and the industrial area, it is considered that 100% of the flow of drinking water will flow into the wastewater system.

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The design flows are shown in Table 18-1.

The wastewater emitted from the potable water treatment plant (filter backwash for example) will also be evacuated to the wastewater system and is added to the above flows. This wastewater is estimated at 12 m³/d. Infiltration in the underground network is considered low as the network is new (10% of domestic flow).

Based on a population of 400 people, the flows to consider are as follows:

•	Domestic water: 120 m³/day;

•	Potable water system wash water: 12 m³/day;

•	Infiltration: 12 m³/day;

•	Total: 144 m³/day.

The planned flow of wastewater is therefore less than the design flow of the treatment station authorised by MDDEP.

Wastewater collection will be by underground gravity pipes which will direct all wastewater to the existing main sewer pumping station.

18.5.3	Industrial Effluent Water Collection and Treatment

The design of the plant is based on an operating life of 20 years and allows for a possible expansion considering the uncertainty surrounding the volume of water that will be pumped from the mine. The water treatment plant (see Figure 18-7) includes the water treatment system, pumps and all the collection basins required to store and manage the site runoff water and the mine water.

There are four types of effluents that will require treatment. They are:

•	Mine water : water from the underground mine;

•	Process water : water purges from the mineral processing plant;

•	Tailing area runoff water: water from the tailing management facility.

•	Industrial zone runoff: runoff water from the industrial area of the site.

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Table 18-1:	Design Flows

All of the industrial effluents have to be collected and treated to meet the following two objectives:

•	Produce a treated effluent that meets and exceeds the discharge criteria set out by the Directive D019 from the MDDEP (Environment Ministry of Quebec) prior to discharge into the Opinaca reservoir;

•	Produce a treated effluent, in sufficient quantity and quality, to provide process water make-up to the mineral processing plant at Éléonore.

Mine Water:

The water treatment plant is designed to deal with an initial flow of 10,000 m3/day, expandable to 20,000 m3/day and ultimately be able to treat 40,000 m3/day. Arsenic and iron are present in sampling of mineshaft waters to a depth of 300 m; however, these contaminants are primarily present in the form of suspended solids. Additional water sampling will be required from deeper levels of the shaft.

At present, based on the water analysis of the mine water from the shaft, the parameters that will require treatment are the following:

•	Total suspended solids (TSS) are very high. A fraction of the TSS will settled in the collection basin ahead of the water treatment plant;

•	High pH;

•	High concentration of ammonia. This is caused by the dissolution of unconsumed ammonium nitrate explosive in the shaft

•	Provision will be made for the treatment of dissolved arsenic and iron.

Process Water:

Based on the preliminary water balance of process water, the flow of process water sent to the water treatment plant (WTP) is 4.9 m3/hr (118 m3/day) when the paste

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backfill plant is not in service, which will occur intermittently. This flow represents the excess of process water when the process plant is at steady state. The process water purge will be done discontinuously.

When the paste backfill plant is in service, there will be no process effluent sent to the WTP. The paste backfill plant availability is 60%. Therefore, 40% of the time, the backfill plant will be offline and a process water purge will be sent to the WTP.

Excess water from the process plant is sent to the WTP from the process water tank.

Four streams feed the process water tank:

•	Flotation concentrate thickener overflow;

•	Flotation tailings thickener overflow;

•	Sulphide tailings thickener overflow (after cyanide removal);

•	Non-sulphide tailings thickener overflow (after cyanide removal).

The cyanide destruction unit is designed to achieve 1 mg/L of total cyanide after treatment. Upsets to the cyanide destruction process is considered to be a low risk since the process used is a well known process in the industry (Inco oxidation process by SO2). Any process upset will be managed in the process plant without released to the WTP.

The main elements of concern in the process water, after cyanide removal, are:

•	Arsenic;

•	Iron;

•	Copper;

•	Nickel (potentially, based on the lixiviation test);

•	Chemical oxygen demand caused by concentrations of thiosalts and organic reagents used in the flotation circuit, such as xanthate;

•	Other dissolved metals present in the ore that may leach during the gold beneficiation process.

Additional tests will be conducted on the ore. As part of the testing, water samples will be taken from the overflows of the flotation concentrate thickener, the flotation tailings thickener, the sulphide tailings thickener and the non-sulphide tailings thickener. The data will then be used to confirm the process water quality.

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Industrial Zone Runoff:

The surface area of the industrial zone is approximately 15 ha. This area includes the process plant, the mine complex, the laydown areas and the administration buildings.

When considering a rainfall event based on a 1:25 or a 1:50 year return period, the volume of the required storm water runoff basin is estimated to be between 10,000 to 12,000 m3, assuming a pumping capacity of 1,440 m3/day (60 m3/h).

The volume of the collection basin increases significantly when considering a 1:25 year snowfall event melting over 30 day period and a 1:25 year 24-hour rainfall event. Under the current site layout, there is very limited space in the industrial zone to accommodate a collection basin of this size.

To optimize the volumes to be collected, a study is underway to redefine the industrial zone surface area in order to reduce the surface area that needs to be collected and treated.

Any runoff water from the sulphide and non-sulphide ore storage and handling facility located in the process plant has to be captured and control and be returned either to the process plant or to the WTP.

In addition to the water collection basins at the tailings area and the industrial zone, there will be a collection basin to collect all of the effluents ahead of the WTP and a treated water collection basin.

The effluent collection basin located ahead of the WTP will receive continuously the mine water and intermittently the process water purges and the runoffs from the tailings area and the industrial zone. Preliminary, the basin will be sized to hold a useful volume of 20,000 m3, divided into two cells of 10,000 m3, plus one stand-by cell of 10,000 m3.

18.6	Workforce

The workforce requirements for the underground operations include: supervision, direct mining and mine maintenance. Table 18-2 presents a summary of the mine manpower that will be needed to produce a nominal 3,500 t/d. The workforce will be gradually increased until that milestone is reached.

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Table 18-2:	Projected Workforce Requirement for the Mine Department

The production schedule will use two shifts, working 11 hours per shift. A delay of one hour between shifts will be put in place for blasting and clearance of blast fumes.

The crews will work on a seven days on and seven days off rotation while the management team will be on a four days on and three days off rotation.

Tables 18-3 and 18-4 present the proposed workforce for the mine maintenance departments and the workforce needed for engineering/geology department. Table 18-5 presents a summary of the number of contractor employees needed to reach the proposed late 2014 production rate. Finally, Table 18-6 and Table 18-7 show the workforce requirement for the process plan and the surface department.

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Table 18-3:	Estimated Workforce Requirement for the Mine Maintenance Department

Table 18-4:	Proposed Workforce Requirement for the Engineering and Geology Departments

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Table 18-5:	Number of Contractor Employees

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Table 18-6:	Projected Workforce Requirement for the Process Department

Departments	Schedule	Total Workforce
Management		9
Process and Services Surface Manager	4/3	1
Administrative assistant	4/3	1
Chief Metallurgist	4/3	1
Operation General Foreman	4/3	1
Maintenance General Foreman	4/3	1
Services Surface General Foreman	4/3	1
Health & Safety Coordinator	4/3	1
Trainer	4/3	1
Civil Engineer	4/3	1
Metallurgy / Assay Laboratory		23
Production Metallurgist	14/14	2
Technician Metallurgist	14/14	2
Refiner	14/14	2
Process Control Engineer	14/14	2
Chief Assayer	4/3	1
Assayer	14/14	6
Sample Preparation	14/14	8
Process – Operation		48
Process Foreman	14/14	4
Process Operators	14/14	44
Process – Maintenance		27
Mechanical Foreman	14/14	2
Maintenance Planner	4/3	1
Mechanical Engineer	4/3	1
Maintenance Clerk	4/3	1
Millwrights	14/14	22

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Table 18-7:	Projected Workforce Requirement for the Surface Department

Departments	Schedule	Total Workforce
Mobile equipment maintenance		11
Heavy equipment mechanics	14/14	4
Small equipment mechanics	14/14	4
Machinists	14/14	2
Surface Planner	4/3	1
Electric / Instrumentation		19
Electrical Foreman	14/14	2
Electrical Engineer	4/3	1
Electricians	14/14	8
Instrumentation technicians	14/14	6
Electro-Mechanics	14/14	2
Site Maintenance		30
Site Surface Supervisors	14/14	2
Site Operators (Airport, road maintenance, concrete plant)	14/14	14
Building Mechanics	14/14	2
Carpenter	14/14	4
Water treatment technicians	14/14	2
Surface Laborers	14/14	6

18.7	Comment on Section 18

In the opinion of the QPs, the following interpretations and conclusions are appropriate:

•	The project will require construction of significant infrastructure to support the planned producing facilities and 600 permanent employees.

•	The permanent road access to the Éléonore property is planned to be completed in 2012 and will used only for construction and operational material supply.

•	Employees will be transported by aircraft (Dash-8 / 37 passengers).

•	All the water in contact with the process, the tailings and the industrial area will be treated before any discharge to the environment.

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19.0	MARKET STUDIES AND CONTRACTS

Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical of, and consistent with standard industry practices, and are similar to contracts for the supply elsewhere in the world.

19.1	Comment on Section 19

The QPs expect that doré production from the Éléonore Project will be marketed in a similar manner and using similar sales contracts to that of existing Goldcorp operations.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Baseline Studies

Goldcorp has commenced baseline studies in support of development of Project permitting. Studies, undertaken by third-party consultants, are addressing the following aspects:

•	Soil

•	Hydrology

•	Surface water quality and sediment,

•	Hydrogeology and groundwater quality

•	Air and climate

•	Noise and vibration

•	Vegetation

•	Wetlands

•	Wildlife

•	Fishes and fish habitat

•	Land use and resources

•	Archaeology

•	Landscape

•	Socio-economics.

The studies include documentation of the existing baseline for each aspect in the bulletpoint list above, considerations of the impact of the construction phase and of the mining operational phase as separate cases, and considerations relating to reclamation and closure at the cessation of operations.

20.2	Environmental Issues

For the Eleonore project, the major issues identified include impacts on the environment (Opinaca River and wetlands), the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the

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post-reclamation site. These areas and the planned mitigation measures are summarized in Table 20-1.

Goldcorp is of the opinion that these issues have been, or can be, addressed and mitigated through a combination of baseline data collection, appropriate engineering and Project design studies, and public consultation.

20.3	Closure Plan

A mining reclamation plan was prepared under the requirements of the Mining Act of Québec and lodged with MRNF in August 2011.

The closure and reclamation plan incorporates:

•	Demolition of buildings, pipelines and power lines (if they cannot be transferred);

•	Conviction of the ventilation shaft, the production well, the ramp and galleries;

•	Rehabilitation of accumulation areas, including tailings and settling ponds;

•	Dismantling of buildings, infrastructure, equipment and sanitation;

•	Removal of machinery, equipment, storage containers, construction trashes;

•	Safe removal and disposal of chemical products, petroleum and other hazardous waste;

•	Reclamation of sand pits;

•	Reforestation paths and flat surfaces;

•	Treatment of contaminated soils;

•	Monitoring the physical and chemical stability of the site after closure;

•	Preparing a report on the state of the site at the end of the work.

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Table 20-1:	Key Environmental Issues Identified at a Pre-Feasibility Study Level

Issue Identified	Mitigation Measures Proposed
Cyanide	Incorporation of a cyanide detoxification system using the SO2-Air-INCO method; specific cyanide containment areas, and monitoring plans.

Waste Rock and Tailings Management

The tailings storage area will be fully geo-membrane lined. Tailings design assumes 85% solids. Tailings will be directed to flotation cells to extract the sulphides and will be returned underground as backfill.

Waste rock will be stored temporarily on the surface on a pile before being reused entirely underground as backfill

Water and Stormwater Management

The tailing water, treatment plant water and the water from the waste rock piles will be fully collected and processed in a facility designed and dedicated for this purpose.

No infrastructure, except a bridge crossing, will be constructed to affect the Opinaca River and no operational areas will impact on the river.

Monitoring of the quality of surface water and groundwater will be ongoing throughout the operational life, and is planned to extend to post-closure monitoring.

Transportation

To limit the emission of dust, vehicle speeds will be limited to 60 km/h and water or an approved dust suppressant will be used. To reduce the road footprint, the main road and secondary road will have a minimum width.

Flora and Fauna	Consideration of impacts on wetlands will be included in the Project permitting plan. Monitoring of the quality of the Opinaca River and Opinaca Reservoir lake sturgeon populations will be conducted

The reclamation work program as envisaged in the plan will take place over a period of about two to three years (excluding on-going monitoring) after completion of mining activities. The estimated cost of reclamation is $25.8 million and is summarized in Table 20-2.

Under the Mining Act of Quebec, a bond, in the form of a bank letter-of-guarantee, must be submitted to the MRNF. The amount of guarantee must cover at least 70% of reclamation costs of waste accumulation areas.

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Table 20-2:	Mine Closure Cost Forecast

Area	Estimated Rehabilitation Cost ($M)	Comment
Infrastructure	5.5	Includes foundation soil recovery, reseeding/revegetation, dismantling and disposal of infrastructure and security of ramps and wells

Water ponds	0.6	Reclamation, including water treatment plant if required

Waste rock facilities	0.27	Membrane removal, site soil recovery, reseeding/revegetation

Tailings facility	17.56	Membrane removal, site soil recovery, reseeding/revegetation

Soil and waste management	1.5	Contaminated waste, hazardous waste and solid waste management

Post-closure monitoring	0.38	Includes 2 years post-operating environment monitoring and 5 years post reclamation environmental monitoring

	25.81

20.4	Permitting

The Eleonore Project has been removed from the Federal review process, but is subject to Provincial review under Chapter II of the Environmental Quality act (EQA) for a project north of the 49th parallel. An ESIA has been completed, and has been subject to consultation with the Cree Nation, local communities and the general public. The global Certificate of Approval under chapter II of EQA was awarded to the Project on November 10, 2011. The Certificate of Approval under chapter I of the EQA for a second shaft to be sunk at the site and for the construction of related infrastructure and a power plant has also been released. Certificate of Approval has also been granted for the access road.

In addition, the Project has also received Certificates of Approval for construction of production wells and the construction of the access road.

With the global Certificate of Approval granted, some of the remaining Certificates of Approval required to be issued under Chapter I of the EQA for site construction activities have been applied for and are currently being processed at the Ministry of Sustainable Development, Environment and Parks (MDDEP). Other applications for Certificates of Approval are currently being prepared and will be submitted to the Ministries during 2012.

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The formal mining lease application has been lodged with the Ministry of Natural Resources and Wildlife (MRNF). Goldcorp expects formal grant of the mining lease will be toward the end of 2013. Quarry licence applications for borrow materials have also been lodged.

The exact number of permits required to construct and operate the Project will be identified during feasibility-level studies. Key permits identified to date are summarized in Table 20-3. Where application has been made for the permits, this is noted in the table.

20.5	Considerations of Social and Community Impacts

20.5.1	First Nations

The Eleonore project is located on traditional family territories of the Cree Nation, and within the Municipality of James Bay (MBJ). Both are part of the administrative region of Nord-du-Québec (region 10). The Project area is entirely located within the pervade of the James Bay and Northern Quebec Agreement (JBNQA).

The JBNQA plays a key role in the organization of the territory and its contemporary use by the Cree. The territory of James Bay is subdivided into three land categories. Under Category I and II lands, the Cree Nation has exclusive hunting, fishing and trapping rights. In Category III lands, Cree peoples have exclusive rights to harvest certain species of wildlife as well as conduct trapping activities. Each hunting area is associated with a tallyman.

The Eleonore project is located on portions of Cree hunting territories VC 22, VC 28 and VC 29 that collectively constitute the traditional territory of Wemindji.

A collaboration agreement was signed with the Cree Nation of Wemindji in February 2011. Under the agreement:

•	The Cree Nation of Québec will share in the profits generated by successful mine operations,

•	Goldcorp will provide funding towards a local training centre to teach skills that transcend the mining industry

•	Goldcorp will fund vocational education, scholarships, business skills and entrepreneurial opportunities

•	Goldcorp will endeavour to ensure the mine workforce is demographically representative of the local male, female and youth population in northern Québec

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Table 20-3:	Key Permits and Authorizations Required for Project Construction and Development

Department or Area	Permit or Approval
Ministry of Natural Resources and Wildlife (MRNF)	Quarries and Sand pits exploitation (sites for the construction of the road and the mining infrastructures) Land use permits (lease) Mining exploitation lease Reclamation plan approval

Ministry of Sustainable Development, Environment and Parks (MSDEP)

Chapter II

Global Certificate of approval (received)

Certificate of approval construction of the road (received)

Chapter I

Certificate of approval for:

- Production shaft and power plan (received)

- Tailings management facility

- Industrial water treatment

- Process Mill

- Waste rock pad (partially received)

- Drinking water pumping

- Drinking water treatment (received)

- Sewage water treatment (received)

Municipality	Small sewage water treatment (device installation) Small drinking water pumping Construction permit

Goldcorp will also encourage development of a range of offshoot Cree business ventures across the region, adding to those already involved in road building, earth moving and wind energy.

20.5.2	Community Consultations

During the ESIA process, public consultations were held in the communities of Wemindji and Chibougamau.

20.5.3	Archaeology

Heritage and archaeological studies have been conducted in the proposed mine area, with a total of 30 areas with archaeological potential identified. Of these, 11 areas have been subject to archaeological inventory in two separate campaigns conducted in

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2007 and 2009. A number of likely heritage/archaeological sites were identified, and such identified sites will be protected during Project construction and operation.

20.6	Comment on Section 20

In the opinion of the QPs, the following interpretations and conclusions are applicable:

•

There has been a focused effort to collect comprehensive environmental baseline data and lay the groundwork with local and regulatory stakeholders for the successful permitting and development of the Project;

•

Goldcorp is of the opinion that environmental issues identified in relation to Project development have been, or can be, addressed and mitigated through a combination of baseline data collection, appropriate engineering and Project design studies, and public consultation;

•

Goldcorp has been granted the global Certificate of Approval for the Project. Subsequently, the Certificate of Approval under Chapter I which allows the company to proceed with sinking a second shaft (production wells) and for the construction of related infrastructure and a power plant has been granted. A Certificate of Approval has also been granted for the access road. Additional Certificates of Approval have been lodged with the appropriate regulatory authority and some others are currently being prepared and will be submitted to the Ministries during 2012;

•	Key issues for Project development include the proper management of tailings and waste water, access (roads, airports), social acceptability and management of post reclamation;

•

A collaboration agreement has been signed with the Cree Nation of Wemindji; Goldcorp is focusing on sustainable development to benefit the local communities over the long term by providing support and opportunities for direct employment, local procurement, and community development projects;

•

Closure costs are estimated at $25.8 million, which includes provision for dismantling and removal of infrastructure, remediation of water ponds, the tailings storage facility and waste rock facility, soil and waste management, and post-closure monitoring.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

An amount of CAD$569 M was considered as initial project capital (“sunk” capital), either spent or committed to be spent, and so was not included in the economic evaluation.

Exploration expenditures were not included in the financial analysis. Exploration drilling will be carried out in the future, targeting mineralization that may lead to additional to Mineral Resources. Because these future exploration drilling expenditures do not pertain to the current Mineral Reserves, they were not included into the financial model.

In the current life-of-mine financial analysis, capital costs were based on a pre-feasibility study prepared with the assistance of Met-Chem Canada in 2010.

Capital costs are based on the latest mine construction data and budgetary numbers/quotes provided by suppliers.

All capital costs are in Canadian dollars (CAD$).

The costs are reported as at a pre-feasibility level of confidence where the estimate accuracy range is defined as +25%/-20% including contingency and are consistent with an AACE Class 4 Estimate. The contingency represents 13.5% of the direct project costs or 10% on the total costs.

The mining-related capital expenditure was re-estimated in late 2011 using the 2011 pricing. For the non-mining related capital cost estimates, the 2010 estimation completed by Met-Chem Canada was used with an escalation factor of 5% applied.

Capital cost estimates include funding for infrastructure, mobile equipment, development and permitting as well as miscellaneous expenditures required to bring the Éléonore project into commercial production.

Infrastructure requirements were incorporated into the estimates as appropriate. Sustaining capital costs reflect current price trends.

During the life-of-mine (LOM), an additional CAD$169 M will be required as sustaining capital for the underground development. The total capital cost of the Éléonore project was estimated at CAD$874 M ($705 M + $169 M).

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The capital cost estimate is summarized in Table 21-1, and the sustaining capital cost estimate is included as Table 21-2.

21.2	Operating Costs

Operating costs were estimated by Opinaca personnel, and are based on the 2012 life of mine budget, using 2011 cost estimations, assumptions and prices. The labour cost estimation is based on our 2011 salary scale and fringe benefits in force. The mining consumables are based on the 2011 costs and contracts and the costs for future operation consumables like the mill reagents, grinding media, etc, are based on recent supplier quotations.

The Éléonore project is located at a remote site. The costs for camp accommodation, meals, employee travel allocation and site security were included in the general and administrative (G&A) component of the estimate.

The operating cost estimate over the LOM is presented in Table 21–3 and includes allocations for processing and overhead costs.

An overall unit cost of 113.49 $/t was estimated, which comprises 32.29 $/t for processing, including backfill and tailings treatment and transportation, 52.75 $/t for mining, 10.06 $/t for infrastructure and 18.39 $/t for G&A. The estimated average annual operating cost is CAD$ 145 M/a.

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Table 21-1:	Initial Capital Cost Estimate

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Table 21-2:	Sustaining Capital Cost Estimate

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Table 21-3:	Operating Cost Estimates

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21.3	Comment on Section 21

In the opinion of the QPs:

•	The capital cost estimates are based on a combination of quotes, vendor pricing, and Goldcorp experience with similar-sized operations;

•

Capital cost estimates are reported at a pre-feasibility level of confidence, where the estimate accuracy range is defined as +25%/-20% (including contingency) and is consistent with an AACE Class 4 estimate. The PFS estimate has an 18% contingency at P85 with an expected accuracy range of -4% to +20%;

•	The capital cost estimates include direct and indirect costs;

•	The total capital cost estimate is CAD$705 M;

•	Operating costs were based on estimates from first principles for major items, and included allowances or estimates for minor costs;

•	The estimated average annual operating cost is CAD$145 M/a or $113.49/t milled;

•

Capital and operating costs therefore have been appropriately estimated and are acceptable within the estimate range of accuracy and can support the financial analysis and estimation of Mineral Reserves.

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22.0	ECONOMIC ANALYSIS

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented in this report.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in the project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals.

22.1	Basis of Estimate

The financial analysis of the project was carried out using a discounted cash flow model prepared in Microsoft Excel. The model was constructed using annual cash flows in 2011 constant dollar terms. No provisions were made for the effects of inflation or de-escalation for the value of tax losses carried forward.

22.2	Taxation Considerations

A tax rate of 38.6% was used for the financial analysis. This includes 16% for Quebec mining duties, 15% for Federal income tax and 11.9% for Quebec income tax. Both Federal and Quebec income taxes were calculated on the mine net income, after calculation of the Quebec mining duties.

22.3	Royalty Considerations

A royalty payable on production from Éléonore is set at 2.20% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.50%.

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The royalty payable in each period is adjusted up or down by an amount ranging between zero and 10%, depending on the gold price in effect during that period (Table 22-1).

22.4	Cree Payment

An annual payment related to the Cree Collaboration agreement (refer to Section 4.5) is included in the financial model.

22.5	Capital and Operating Costs

The total capital cost of the Éléonore project was estimated at CAD$874 M ($705 M in direct capital costs and an additional $169 M of sustaining capital).

Operating costs were estimated at an overall unit cost of 113.49 $/t, which comprises 32.29 $/t for processing, including backfill and tailings treatment and transportation, 52.75 $/t for mining, 10.06 $/t for infrastructure and 18.39 $/t for G&A.

22.6	Other Assumptions

Cashflows were based on the Mineral Reserves outlined in Table 15-1.

The gold price was assumed to be US$1,200/oz Au and a currency exchange rate of 1.10 was selected for the US$ to CAD$.

The gold refining charge was estimated at $1.75/oz Au. Bullion delivery charges were estimated at CAD$1.67/oz Au.

The financial analysis was performed assuming a 5% discount rate.

22.7	Financial Analysis

The cash flow over the LOM at a 5% discount rate was estimated at $742 M. The Éléonore Project is expected to generate an after-tax net cash flow, discounted at 5%, (NCF) of $458 M and yield an after-tax internal rate of return (IRR) of 14.9%. The projected payback period is four years. The projected cashflow on an annualized basis for the Project is shown in Table 22-2 and Table 22-3. Table 22-2 includes three years of pre-production, and five years of mine production. Table 22-3 includes five years of mine production and mine close-out.

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Table 22-1:	Royalty Adjustment with Gold Price.

Gold Price (US$/oz)	Royalty Adjustment
X ≤ 350	-10%
350 < X ≤ 400	-5%
400 < X ≤ 450	0%
450 < X ≤ 500	+5%
X > 500	+10%

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Table 22-2:	Cashflow Analysis Years 1 to 8 (includes three years of pre-production)

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Table 22-3:	Cashflow Analysis Years 9 to 14 (includes one year of post-production close-out)

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Cash flow fluctuations during the LOM primarily result from fluctuations in the sustaining capital and mill head grade. The negative cash flows at the end of the mine life correspond to the reclamation costs.

Inferred Mineral Resources above the cut-off grade were treated as “waste” in this evaluation. This mineralization represents upside potential for the Éléonore Project, if some or all of the Inferred Mineral Resources identified within the LOM production plan can be upgraded to higher confidence Mineral Resource categories, and eventually to Mineral Reserves.

22.8	Sensitivity Analysis

A sensitivity analysis was carried out for the base case scenario described above to test the sensitivity of the Éléonore Project’s after tax IRR to a 15% and 30% change in gold price, average grade, operating costs and initial capital costs (Figure 22-1).

The Project is most sensitive to the gold price, and next most sensitive to gold grade. It is less sensitive to changes in capital costs and operating costs.

22.9	Comment on Section 20

In the opinion of the QPs, the following interpretations and conclusions are appropriate:

•

Based on the assumptions detailed in this Report, the Éléonore Project is expected to generate an after-tax net cash flow, discounted at 5%, (NCF) of $458 M and yield an after-tax internal rate of return (IRR) of 14.9%

•	The projected payback period is four years

•	Cash flow fluctuations during the LOM primarily result from fluctuations in the sustaining capital and mill head grade

•	The Project is most sensitive to the gold price, and next most sensitive to gold grade. It is less sensitive to changes in capital costs and operating costs.

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Figure 22-1:	Sensitivity Analysis

Note: Y-axis scale bar is in $ millions

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23.0	ADJACENT PROPERTIES

This section is not relevant to the Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

Because the extensions of the Roberto Deposit are best at depth, surface drilling is becoming more and more difficult. Therefore underground access is needed for exploration drilling to continue and define extensions of the deposit below 700 m vertical depth. The sinking of a 715 m deep exploration shaft started in 2010 and is planned to be completed in 2012. This will permit drilling from a platform to best test the zones from 700 m depth to approximately 1,400 m depth. Currently the shaft excavation is at 640 m depth.

Excavation of an exploration ramp commenced in early 2011 and will support additional exploration activities in the upper portions of the deposit. The purpose of the ramp is to give drilling access to the upper level of the proposed mine area (above 650 m depth) for definition drilling purposes. Currently the ramp excavation is at the 140 Level.

24.1	Preliminary Development Schedule

The mine is currently scheduled to start production in late 2014.

24.2	Future Development Strategy

The Gaumond exploration shaft has a nominal 3,500 t/d hoisting capacity and a total hoisting capacity of 5,800 t/d. Goldcorp are planning a second, production, shaft at Éléonore, which will also have a nominal 3,500 t/d hoisting capacity, giving the Project a combined hoist capacity, when the shafts are completed, of 7,000 t/d. The current plant is designed for a throughput of 3,500 t/d, which is commensurate with the current Mineral Reserves; however, Goldcorp has designed the plant to be able to expand to 7,000 t/d to match the final expected nominal hoisting capacity.

The corporate strategy is therefore to initiate underground drilling from the Gaumond exploration shaft and exploration ramp, with the intent of delineating sufficient additional mineralization that can support Mineral Resource estimation and eventual declaration of Mineral Reserves so that the hoisting and plant capacity can be fully utilized, and the current mine life can be maintained, or even extended.

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25.0	INTERPRETATION AND CONCLUSIONS

In the opinion of the QPs, the following interpretations and conclusions are appropriate to the review of data available for this Report:

25.1	Mineral Tenure, Surface Rights, Agreements, and Royalties

•

Information from legal and Goldcorp experts support that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves. Tenures are not surveyed; this is accordance with appropriate regulatory requirements. Annual claim-holding fees have been paid to the relevant regulatory authority;

•	The surface rights are held by Les Mines Opinaca;

•	The Roberto deposit is located under the Opinaca reservoir; water levels within the reservoir are controlled by Hydro-Québec;

•	A sliding-scale royalty is payable to Virginia Mines Inc., and is capped at 3.75%. Advance royalty payments commenced in April 2009;

•	An annual payment is due to the Cree Nation under the collaborative agreement;

•

Permits obtained by the company to explore and undertake project development are sufficient to ensure that activities are conducted within the regulatory framework required by the local, Provincial, and Federal governments.

25.2	Geology and Mineralization

•

Knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization, and the mineralization style and setting is sufficient to support Mineral Resource and Mineral Reserve estimation;

•	The deposits of the Project area are considered to be examples of clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

25.3	Exploration, Drilling, and Data Analysis

•

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project. The exploration and research work supports the Project genetic and affinity interpretations

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•

The drilling pattern provides adequate sampling of the gold mineralization for the purpose of estimating Mineral Resources and Mineral Reserves. Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area. Additional definition drilling will be performed from underground, once these drill access is available.

•

The quantity and quality of the lithological, geotechnical, and collar and down hole survey data collected in the exploration and delineation drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation. Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. Sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades;

•

Sampling methods are acceptable, meet industry-standard practice for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting, and are acceptable for Mineral Resource and Mineral Reserve estimation;

•	The quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Mineral reserve estimation;

•

Sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards. Exploration and infill core samples were analyzed by independent laboratories using industry-standard methods for gold;

•

The QA/QC programs adequately address issues of precision, accuracy and contamination. Typically, drill programs included insertion of blank, duplicate and SRM samples. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified from the QA/QC programs;

•

The data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation. Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the Project database;

•

Sample security has relied upon the fact that the samples were always attended or locked in appropriate storage facilities. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

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•	Current sample storage procedures and storage areas are consistent with industry standards;

•

Additional exploration potential remains within the Roberto deposit at depth. Other targets have been identified around the Roberto deposit, including the hanging wall veins (HWV) and the North Zone (NZ). Little exploration has been undertaken outside the immediate area of the Roberto deposit, and the greater concession area retains good exploration potential.

25.4	Metallurgical Testwork

•	Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities, and the tests performed were appropriate to the mineralization type

•

Samples selected for testing were representative of the various types and styles of mineralization at Éléonore. Samples were selected from a range of depths within the deposit. Sufficient samples were taken to ensure that tests were performed on sufficient sample mass

•	Testwork has established the most appropriate grind size for plant design. The proposed grind size is 65 µm.

•	Life-of-mine gold recovery assumptions are based on appropriate testwork, and are expected to average 93.0–93.5%

Deleterious elements are present in the deposit and must be accommodated in the process design. About 97% of the arsenic will be removed from the iron sulphides flotation and sent back to the underground workings through the paste backfill plant. All the water in contact with process residues in the mine and tailings management facility, will be pumped and treated to the water treatment plant.

25.5	Mineral Resource Estimation

•	Estimations of Mineral Resources for the Project conform to industry best practices, and meet the requirements of CIM (2010);

•	Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation, by running a software program check;

•

Measured and Indicated Mineral Resources total 11.1 Mt at an average of 10.48 g/t Au, and Inferred Mineral Resources total 12.4 Mt at 10.68 g/t gold. A cut-off grade of 3 g/t gold was used based on a $1,350/oz gold price.

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•	Several factors may affect the Mineral Resource estimate, including metal price, mining method, and geotechnical factors.

25.6	Mineral Reserve Estimation

•	Estimations of Mineral Resources for the Project conform to industry best practices, and meet the requirements of CIM (2010);

•

Mineral Resources were converted to Mineral Reserves using appropriate modifying factors. These included consideration of dilution, mining widths, ore losses, mining extraction losses, appropriate underground mining methods, metallurgical recoveries, permitting and infrastructure requirements;

•	Mineral Reserves are estimated using a $1,200/oz gold price, and an economic function that includes variable operating costs and metallurgical recoveries;

•

A complete study (hydrogeological and geotechnical) of the potential recovery of the surface crown pillar will be necessary to transfer Measure Mineral Resources into Proven Mineral Reserves in this area. Any future mining method needs to be carefully evaluated because the orebody is directly beneath the Opinaca reservoir;

•	Probable Mineral Reserves total 12.48 Mt at an average grade of 7.56 g/t gold. A cut-off grade of 3 g/t gold was used;

•	Factors that might affect Mineral Reserve estimate are:

•

Lower recovery at the mill because of a possible change in the hardness of the rock. The grinding can be longer if the hardness of the rock changes deeper in the mine. No laboratory tests on the rock resistance have been performed on drill core from an elevation lower than 500 m;

•

More water infiltration from the surface than expected. Water infiltration could come from the geological structures and from the diamond drill holes. Some of the old diamond drill holes were not correctly grouted or simply not grouted, and therefore even if all current holes are correctly grouted, there is a likelihood that some non-grouted holes could be intercepted during stoping. In this situation, if the water infiltration is very high, Goldcorp could be obliged to leave the broken rock in the stope, and immediately commence stope backfilling operations;

•

In situ stress in the rock. Currently no in situ stress measurements were performed in the area of Éléonore. These measurements should be done in 2013 when development headings will be available in the 650 area. Changes in the mining sequence and on pillar dimension may be necessary if higher in-situ stresses are indicated from this program;

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•

Rockburst. It is hard to predict the future behaviour of the rock mass with the information available. Ramp and the shaft station excavation have triggered minor, small seismic events. These seismic events appear to be associated with changes in the geology. Seismic events may become bigger and really dangerous if the planned mining sequence is not followed, and could compromise the Mineral Reserve estimates;

•

Deviations in the drill holes necessary to support production may cause more dilution. The hole diameter will be 102 mm (4in) but the length will be 27 m (90 feet). Controlling the deviation will be an important factor in reducing unplanned dilution. If additional dilution results, the gold cut-off grade may need to be increased;

•

Paste backfill strength. Laboratory tests have indicated good results but in cases where a stope has water infiltration issues, or where the stope is in an area of cold temperature (i.e. in the upper mine levels), then paste backfill strengths can be lower than expected. This could result in unplanned dilution, and therefore require an increase in gold cut-off grade;

•	Changes in commodity price and exchange rate assumptions.

25.7	Mine Plan

•	It is expected that any future mining operations will be able to be conducted year-round;

•

The proposed mine plan was developed by Goldcorp personnel. Long-hole stoping (down-hole drilling) on longitudinal retreat with consolidated backfill (paste backfill mixed with crushed waste rock) is planned. A transverse stoping approach may be used where the mineralized lens is wider.

•	Operations will be accessed using a surface ramp and shaft. The production rate will be approximately 3,500 t/d with two mining fronts;

•	The proposed mine life is 10 years

•	No mining is planned above 55 m in order to mitigate risks associated with potential water inflow from the Opinaca reservoir and to respect preliminary recommendations of the surface crown pillar;

•

Due to the presence of open sub-horizontal decompression joints encountered mainly within the first 150 m below surface, and the proximity of the reservoir, management of ground water infiltration is considered paramount for the successful Project implementation;

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•	A 240 L/s (3,800 US gpm) dewatering system was selected to handle the expected peak water inflow into the mine. This is considered appropriate at this stage of the project;

•	Stope widths will vary between 2.5 m and 25 m. The length and the height of stopes will be 60 m and 30 m (floor to floor) respectively;

•	Ground support will consist of various combinations of rebar bolts, mechanical rock bolt, friction bolt, screen and shotcrete depending on the requirements of the heading being driven;

•

Ventilation is appropriate to the mine design. The fresh air requirement to accommodate the Éléonore’s mobile equipment fleet was estimated at 290 m³/s (625 kcfm), and includes a 15% contingency allocation;

•

Stopes will be backfilled with paste fill. On average, 160 t/h (14.6 hours/day) of paste backfill will be needed to meet the production targets of 3,500 t/d from two mining fronts. Backfill requirements and setting times for fill strengths have been appropriately determined;

•	A fully-mechanized mining equipment fleet is planned;

•	The mine and fleet designs are appropriate for the Mineral Reserves defined and the selected throughput rate;

•

There is potential for additional mine life if some or all of the Inferred Mineral Resources identified within the LOM open pit production plan can be upgraded to higher confidence Mineral Resource categories, and eventually to Mineral Reserves;

•	Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 m depth; the current mine plan extends to 1,130 m depth.

25.8	Proposed Process Plant

•

The process design is based on a conventional gold plant flowsheet consisting of three stages of crushing, grinding, gravity concentration, sulphides flotation, leaching flotation tails and concentrate, CIP and electrowinning circuit. The mill was designed to operate 365 days/year with a design capacity of 1.28 Mt of ore per year (3,500 t/d). Provision has been made in the plant design for expansion to 7,000 t/d should additional underground mineralized material become available;

•

Tailings will be filtered at the mill, and will be trucked to the tailings area. The tailings facilities will be completely lined, and all water touching the tailings will be collected and treated. There will be minimal surface of tailings exposed, as the choice of filtered tailings allows for progressive reclamation. The tailings design

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envisages a storage capacity of 26 Mt for both scenarios of 3,500 t/d and any future expansion to 7,000 t/d. This is sufficient for the current life-of-mine;

•	The majority of non-sulphides tailings and sulphides concentrate and all waste rocks will be returned to the underground operation in the form of backfill.

25.9	Infrastructure Considerations

•	The Project will require construction of significant infrastructure to support the planned producing facilities;

•

The existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves;

•

It is planned that the Éléonore Project will be accessible by road from 2012. Road construction has commenced. Road access will be for material supplies only as employees will be transported by aircraft;

•

The Éléonore project mine and ore processing plant will be fed through a 120kV overhead electrical power line supplied and installed by Hydro-Québec from the existing distribution point at Eastmain power generation substation. In 2012, Hydro-Quebec will change the operating voltage to 120 kV to supply Opinaca’s two permanent 120/25 kV substations. All 25 kV distribution lines will be designed in order to take into account the constraints imposed at this northern latitude such as weather, ice and wind loads;

•

For fuel storage and services, three different installations have been selected. There will be daily fuel tanks at each campsite buildings with an emergency generator: the airstrip, the depot (mine site) and the fuel station;

•

The drinking water supply for the campsite will be drawn from three wells. The combined well capacity will be of the order of 220 m3/day which is considered adequate to supply a crew of 600 workers given a unit consumption of 330 litres/person/day (198 m3/day). All of the water from the mine, the tailings facility, drainage water collected (waste storage and industrial area) and the process plant wil[l] be treated for suspend solid arsenic and heavy metals in the water treatment plant. The treated water will be pumped to a 20 000 m3 capacity storage basin of before being pumped as required to the process plant as fresh [w]ater or being discharged to the environment;

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•

Underground infrastructure will comprise a circular shaft that will have a final depth of 7[1]5 m; a 4.5 km-long access ramp, sha[f]t loading station, ore and waste passes, ore and waste storage bins, a rock breaker/grizzly arrangement, a transfer drift, exhaust raise, and mine dewatering system;

•

Process plant infrastructure will consist of a jaw crusher, secondary cone crusher, tertiary crusher, single-stage ball mill, cyclones, Knelson concentrator, Acacia reactor, flotation and leach tanks, carousel CIP circuits, Zadra stripping circuit, and filtration and paste backfill plant;

•

Surface infrastructure will include the main access road and gate house building, camp, airstrip, main mine substation (120/25 kV), administration and emergency vehicle building, warehouse facilities, garages facilities, Gaumond shaft, potable and wastewater treatment plants, industrial water treatment plant, assay laboratory and fuel and propane storage;

•	Workforce requirements are estimated at 600 persons to support the proposed mine throughput rate of a nominal 3,500 t/d.

25.10	Markets and Contracts

•	Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. It is expected that the same process will be used for gold produced at Éléonore;

•

The terms contained within the existing sales contracts are typical and consistent with standard industry practices, and are similar to contracts for the supply of doré elsewhere in the world. There is an expectation that the same style of contracts will apply to gold produced from Éléonore.

25.11	Environmental, Social Issues and Permitting

25.11.1	Environment

•	Goldcorp’s team of on-site environmental experts will need to be continuously monitoring regulatory compliance in terms of approvals, permits, and observance of directives and requirements.

•

There has been a focused effort to collect comprehensive environmental baseline data and lay the groundwork with local and regulatory stakeholders for the successful permitting and development of the Project

•	Closure costs are estimated at $25.8 million, which includes provision for dismantling and removal of infrastructure, remediation of water ponds, the tailings

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storage facility and waste rock facility, soil and waste management, and post-closure monitoring.

25.11.2	Community

•	Goldcorp has undertaken community consultation with the communities of Wemindji and Chibougamau;

•	A Collaboration Agreement has been signed with the Cree community of Wemindji and an economic partnership agreement has been concluded with the local communities of James Bay

25.11.3	Permitting

•

Goldcorp have been granted the global Certificate of Approval for the Project. Subsequently, the C of A under chapter I which allows the company to proceed with sinking a second shaft (production wells) and for the construction of related infrastructure and a power plant has been released. Certificate of Approval has also been granted for the access road. Additional Certificates of Approval have been lodged with the appropriate regulatory authority and some others are currently being prepared and will be submitted to the Ministries during 2012.

•	Key issues for Project development include the proper management of tailings and waste water, access (roads, airports), social acceptability and management of post reclamation

25.12	Capital and Operating Cost Estimates

•	The capital cost estimates are based on a combination of quotes, vendor pricing, and Goldcorp experience with similar-sized operations

•

Capital cost estimates are reported at a prefeasibility level where the estimate accuracy range is defined as +25%/-20% (including contingency) and are consistent with an AACE Class 4 estimate. The PFS estimate has 18% contingency at P85 with an expected accuracy range of -4% to +20%

•

Project capital costs, including direct and indirect costs, are estimated at $705 M. During the life-of-mine, an additional CAD$169 M will be required as sustaining capital for the underground development. The total capital cost of the Éléonore project was estimated at CAD$874 M ($705 M + $169 M).

•	An overall unit operating cost of 113.49 $/t was estimated, which comprises 32.29 $/t for processing costs, including backfill and tailings treatment and

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transportation, 52.75 $/t for mining costs, 10.06 $/t for infrastructure costs and 18.39 $/t for G&A costs. The estimated average annual operating cost is CAD$ 145 M/a

25.13	Financial Analysis

•

The cash flow over the LOM at a 5% discount rate was estimated at $742 M. The Éléonore Project is expected to generate an after-tax net cash flow, discounted at 5%, (NCF) of $458 M and yield an after-tax internal rate of return (IRR) of 14.9% over a 10-year mine life. Under the assumptions in the financial analysis, payback will be achieved in Year 4.

•

Cash flow fluctuations during the LOM primarily result from fluctuations in the sustaining capital and mill head grade. The negative cash flows at the end of the mine life correspond to the reclamation costs.

25.14	Preliminary Development Schedule

The pre-feasibility study assumed the following development schedule:

•	The shaft will be completed in Q1 2012;

•	The surface ramp will be completed in Q3 2013;

•	The main access to reach the first mining area will start in Q1 2013.

•	Production will commence in late 2014

Goldcorp cautions that these are preliminary dates assumed for pre-feasibility planning purposes, and that with more detailed studies, dates may change.

25.15	Future Development Strategy

•

The Gaumond exploration shaft has a 3,500 t/d hoisting capacity. Goldcorp are planning a second, production, shaft at Éléonore, which will also have a 3,500 t/d hoisting capacity, giving the Project a combined hoist capacity, when the shafts are completed, of 7,000 t/d. The current plant is designed for a throughput of 3,500 t/d, which is commensurate with the current Mineral Reserves; however, Goldcorp has designed the plant to be able to expand to 7,000 t/d to match the final expected hoisting capacity.

•	The corporate strategy is therefore to initiate underground drilling from the Gaumond exploration shaft and exploration ramp, with the intent of delineating

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sufficient additional mineralization that can support Mineral Resource estimation and eventual declaration of Mineral Reserves so that the hoisting and plant capacity can be fully utilized, and the current mine life can be maintained, or even extended.

25.16	Conclusions

There is sufficient support from the results of the pre-feasibility study for Goldcorp to move to a feasibility-level assessment on the Project.

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26.0	RECOMMENDATIONS

In order to advance the project to a point where a production decision can be made, a two-phase exploration program is proposed.

The Phase 1 drilling program will have the objective to better define the mineralized structures hosting the gold mineralization at Roberto and to support potential conversion of Inferred Mineral Resources to higher-confidence estimation categories. This phase will support detailed engineering planning and mine design. The proposed exploration program is divided between areas termed Mine 1 (surface to 650 m depth) and Mine 2 (650 m to 1,400 m depth).

The Phase 2 drill program will consist of further delineation and definition drilling within the best areas and will be planned based on mining priorities

26.1	Phase 1

26.1.1	Upper Mine – Phase 1 Exploration Program (surface to 650 m depth)

Because of the relatively shallow depth of the Mine 1 area, a significant tonnage and grade of Mineral Resources has already defined and the level of confidence in the geological model is very good.

To complete the Phase 1 drilling, a combination of surface and underground drilling is required. Approximately 12,000 m of surface drilling is proposed to complete the Phase 1 drilling above 400 m depth. Between 400 and 650 m depth, approximately 10,000 m of underground drilling from the exploration ramp is recommended. A budget of CAD$3.5 M (total expenditure) is required to complete this drilling.

26.1.2	Lower Mine – Phase 1 Exploration Program (650 m to 1,400 m depth)

Below 650 m depth, drilling will be done from the Gaumond shaft on level 650 m and from the exploration ramp which will be taken down to the 1400 m level. Drilling from the shaft will support better definition of the mineralization at depth. As soon as the ramp is accessible, infill drilling will be completed to support potential conversion of Inferred Mineral Resources to higher confidence categories.

Because the lower part of the deposit is less well defined then the upper part, considerably more drilling is required to advance geological knowledge of the Mine area. A budget of CAD$12.8 M (total expenditure) to cover 95,000 m of underground drilling is recommended.

Page 26-1

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

26.1.3	Exploration Drilling

Drilling has identified additional exploration potential within the Roberto area.

In the HWV area, 8,000 m of surface drilling is proposed at a total cost of CAD$1.4 M, to support potential Mineral Resource estimation of the mineralization in these shear and alteration zones that are close to the shaft and exploration ramp, because such zones may be accessible during mine development activities.

In the NZ area, mineralization crops out on surface and may represent a potential open pit target. Additional drilling is warranted, totalling CAD$1.5 M for 10,000 m.

26.2	Phase 2

The Phase 2 work program will consist of further delineation and definition drilling. Actual drill hole locations will be contingent on favourable results from the upper and lower mine drill programs, and is likely to be planned based on mining priorities defined during ongoing Project studies. Goldcorp has allocated CAD$15 M for the drilling.

In conjunction with the delineation and definition drilling, Goldcorp will complete a feasibility study on the Project. The study is estimated to cost CAD$7 M, which includes provision for geotechnical, mining, metallurgical, hydrogeological, modelling, infrastructure and ongoing environmental and baseline studies.

Page 26-2

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

27.0	REFERENCES

27.1	Bibliography

Bandyayera, D., Fliszar, A., 2007. Géologie de la region de la Baie Kasipaskatch (SNRC 33C09) et du lac Janin (SNRC 33C16), Ministère des Ressources naturelles et de la Faune, Québec, RP2007-05, 15 pages, 2 maps.

Bandyayera, D., Rhéaume, P., Maurice, C. et al., 2010. Synthèse géologique du secteur du réservoir Opinaca, Baie-James. Géologie Québec, Ministère des Ressources Naturelle et de la Faune. RG 2010-02. 44 pages, 1 map.

Cadieux, A.M., 2000. Géologie du gîte aurifère Eau Clair, propriété Clearwater, Baie-James, Québec. Université Laval; M. Sc. thesis, 157 pages.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010,http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf

Canadian Securities Administrators (CSA), 2005: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Page 27-1

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Castro, L.M. Falmagne, V., Cottrell B. and Beddoes, R., 2009. Final Report on Geomechanical Design Study for the Underground Mine Éléonore Project., Golder Associates (07-1221-0022-3000). 52 pages.

Charbonneau 2006, R., 2006. Levé pédochimique de l’horizon B de 2005 sur la propriété Éléonore. Les consultants Inlandsis senc pour Les Mines Opinaca Ltée. Carte inédite.

Chapdelaine, M et Huot F., 1997. Projet Auclair; rapport des travaux, Ete 1997. Mines d’or Virginia. Rapport statutaire soumis au Ministere des ressources naturelles, Quebec, GM 55428, 113 pages.

David, J., Dion, C., Bandyayera, D. Martin, S., Moukhsil, A. In preparation. Datations U-Pb effectuées dans les sous-provinces de Grenville, de Minto, de La Grande et d’Opinaca en 2008-2009. Ministère des Ressources naturelles et de la Faune, Québec.

Franconi A., 1978. La bande volcano-sedimentaire de la rivière Eastmain inférieur (ouest de la longitude 76 15’). Ministère des Richesses Naturelles, Gouvernement du Québec. DPV-574. 177 pages.

Gagnon, C., 2011. Estimation en besoin d’air frais globaux, Note technique Génivar (101-52944-00). 7 pages.

Gauthier, M., Larocque, M., 1998. Cadre géologique. Style et répartition des minéralisations métalliques de la Basse et de la moyenn-Eastmain, Territoire de la Baie-James. Ministère des Ressources naturelles, Québec, MB-98-10, 85 pages.

Gouthier, J., Dion,C., Ouellette, M-C., Mercier-Langevin, P., Davis, D.W., 2001. Géologie de la Colline Masson, de la Passe Awapakamich, de la Baie Caribellet et de la Passe Pikwahipanan (SNRC 33F/09, 33F/10, 33F/15 et 33F/16). Ministère des Ressources naturelles, Québec. RG2000-10, 67 pages, 4 maps.

Gouthier, J., Dion, C., Ouellet, M-C., Davis, D.W., David, J., Parent, M. 2002. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Minist’ere des Ressources naturelles, Qu/bec. RG 2001-15, 53 pages.

Labbe, J.-Y. et Grant, M., 1998. Geologie de la region du Lac Natel (33B/04). Ministere des ressources naturelles du Quebec, RG-98-14, 28 pages.

Laroche, D. and Falmagne, V., 2010. Simulation d’opération. Technical Report, Golder Associés, (001-10-1221-0056-Rev0). 21 pages.

Page 27-2

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

Moukhsil, A., 2002. Géologie de la région des lacs Pivert (33C01), Anatacau (33Cé02), Kauputauchechun (33Cé07) et Wapamisk (33Cé08). Ministère des Ressources naturelles, Québec, RG 200-04, 48 pages.

Moukhsil A., Legault M., Boily, M., Doyon, J., Sawyer, E. 2003. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ressources naturelles, Faune et Parcs. Gouvernement du Québec. ET 2002-06, 55 pages.

Paradis, S.J. et Boisvert, E., 1995. Séquence des écoulements glaciaires dans le secteur de Chibougamau-Némiscau, Québec; Commission géologique du Canada, Recherches en cours, 1995-C, p.259-264.

Ravenelle, J-F., Dubé, B., Malo, M., and al. 2010. Insights on the geology of the world-class Roberto gold deposit, Éléonore property, James Bay area, Quebec. Current Research 2010-1. Geological Survey of Canada. 26 pages.

Remick, J.H., 1977. Wemindji area (Municipality of James Bay)- Preliminary report. Minist’ere des Richesses naturelles, Québec, DPV-446, 51 pages, 14 plans.

Simoneau, J., Prud’homme, N., Bourassa, Y., and Couture, J-F., 2007: Mineral Resource Estimation, Éléonore Gold Project, Quebec: Technical Report prepared by SRK Consulting Inc for Goldcorp Inc., effective date 9 August 2007.

Veillette, J.J., 1995. New evidence for northwestward glacial flow, James Bay region, Quebec; Geological Survey of Canada, Current research part C, paper 1995-C, p.249-258.

Page 27-3

Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report

APPENDIX A

Claims List

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13787	Eleonore	33B12	20	1	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13789	Eleonore	33B12	21	1	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13124	Eleonore	33B12	22	1	52	Active	2/13/2004	2/12/2012	3	2386	1350	LesMines Opinaca Ltée	100
13126	Eleonore	33B12	23	1	52	Active	2/13/2004	2/12/2012	3	4420	1350	LesMines Opinaca Ltée	100
36780	Eleonore	33B12	24	1	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36782	Eleonore	33B12	25	1	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36784	Eleonore	33B12	26	1	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36786	Eleonore	33B12	27	1	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36788	Eleonore	33B12	28	1	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13788	Eleonore	33B12	20	2	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13790	Eleonore	33B12	21	2	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13125	Eleonore	33B12	22	2	52	Active	2/13/2004	2/12/2012	3	4420	1350	LesMines Opinaca Ltée	100
13127	Eleonore	33B12	23	2	52	Active	2/13/2004	2/12/2012	3	4420	1350	LesMines Opinaca Ltée	100
36781	Eleonore	33B12	24	2	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36783	Eleonore	33B12	25	2	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36785	Eleonore	33B12	26	2	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36787	Eleonore	33B12	27	2	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36789	Eleonore	33B12	28	2	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
38864	Eleonore	33B12	20	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38866	Eleonore	33B12	21	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38868	Eleonore	33B12	22	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38870	Eleonore	33B12	23	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38872	Eleonore	33B12	24	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38874	Eleonore	33B12	25	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38876	Eleonore	33B12	26	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38878	Eleonore	33B12	27	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38880	Eleonore	33B12	28	3	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38865	Eleonore	33B12	20	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
38867	Eleonore	33B12	21	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38869	Eleonore	33B12	22	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38871	Eleonore	33B12	23	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38873	Eleonore	33B12	24	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38875	Eleonore	33B12	25	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38877	Eleonore	33B12	26	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38879	Eleonore	33B12	27	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
38881	Eleonore	33B12	28	4	52	Active	9/21/2004	9/20/2012	3	1795	1350	LesMines Opinaca Ltée	100
42308	Eleonore	33B12	20	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42310	Eleonore	33B12	21	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42312	Eleonore	33B12	22	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42314	Eleonore	33B12	23	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42316	Eleonore	33B12	24	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42318	Eleonore	33B12	25	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42320	Eleonore	33B12	26	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42322	Eleonore	33B12	27	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42324	Eleonore	33B12	28	5	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42309	Eleonore	33B12	20	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42311	Eleonore	33B12	21	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42313	Eleonore	33B12	22	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42315	Eleonore	33B12	23	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42317	Eleonore	33B12	24	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42319	Eleonore	33B12	25	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42321	Eleonore	33B12	26	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42323	Eleonore	33B12	27	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
42325	Eleonore	33B12	28	6	52	Active	10/4/2004	10/3/2012	3	2396	1350	LesMines Opinaca Ltée	100
43678	Eleonore	33B12	28	7	52	Active	10/12/2004	10/11/2012	3	382	1350	LesMines Opinaca Ltée	100
43679	Eleonore	33B12	28	8	52	Active	10/12/2004	10/11/2012	3	382	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
39452	Eleonore	33C09	24	31	52	Active	9/21/2004	9/20/2012	3	1204	1350	LesMines Opinaca Ltée	100
42189	Eleonore	33C09	25	31	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
39453	Eleonore	33C09	24	32	52	Active	9/21/2004	9/20/2012	3	1204	1350	LesMines Opinaca Ltée	100
42190	Eleonore	33C09	25	32	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
39454	Eleonore	33C09	24	33	52	Active	9/21/2004	9/20/2012	3	1204	1350	LesMines Opinaca Ltée	100
42191	Eleonore	33C09	25	33	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42183	Eleonore	33C09	24	34	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42192	Eleonore	33C09	25	34	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42184	Eleonore	33C09	24	35	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42193	Eleonore	33C09	25	35	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42185	Eleonore	33C09	24	36	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42194	Eleonore	33C09	25	36	52	Active	10/4/2004	10/3/2012	3	1204	1350	LesMines Opinaca Ltée	100
42180	Eleonore	33C09	23	37	52	Active	10/4/2004	10/3/2012	3	1307	1350	LesMines Opinaca Ltée	100
42186	Eleonore	33C09	24	37	52	Active	10/4/2004	10/3/2012	3	1352	1350	LesMines Opinaca Ltée	100
42195	Eleonore	33C09	25	37	52	Active	10/4/2004	10/3/2012	3	2392	1350	LesMines Opinaca Ltée	100
42181	Eleonore	33C09	23	38	52	Active	10/4/2004	10/3/2012	3	1757	1350	LesMines Opinaca Ltée	100
42187	Eleonore	33C09	24	38	52	Active	10/4/2004	10/3/2012	3	1352	1350	LesMines Opinaca Ltée	100
42196	Eleonore	33C09	25	38	52	Active	10/4/2004	10/3/2012	3	1987	1350	LesMines Opinaca Ltée	100
42182	Eleonore	33C09	23	39	52	Active	10/4/2004	10/3/2012	3	2392	1350	LesMines Opinaca Ltée	100
42188	Eleonore	33C09	24	39	52	Active	10/4/2004	10/3/2012	3	2392	1350	LesMines Opinaca Ltée	100
42197	Eleonore	33C09	25	39	52	Active	10/4/2004	10/3/2012	3	1987	1350	LesMines Opinaca Ltée	100
1028884	Eleonore	33C09	19	40	52	Active	9/22/2001	9/21/2013	5	2280	1800	LesMines Opinaca Ltée	100
1028892	Eleonore	33C09	20	40	52	Active	9/22/2001	9/21/2013	5	206	1800	LesMines Opinaca Ltée	100
1028907	Eleonore	33C09	21	40	52	Active	9/22/2001	9/21/2013	5	696	1800	LesMines Opinaca Ltée	100
1042271	Eleonore	33C09	22	40	52	Active	12/12/2001	12/11/2013	5	0	1800	LesMines Opinaca Ltée	100
1103421	Eleonore	33C09	23	40	52	Active	10/25/2002	10/24/2012	4	1844	1800	LesMines Opinaca Ltée	100
1105812	Eleonore	33C09	24	40	52	Active	11/28/2002	11/27/2012	4	1709	1800	LesMines Opinaca Ltée	100
36739	Eleonore	33C09	25	40	52	Active	9/14/2004	9/13/2012	3	2104	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
36746	Eleonore	33C09	26	40	52	Active	9/14/2004	9/13/2012	3	900	1350	LesMines Opinaca Ltée	100
36753	Eleonore	33C09	27	40	52	Active	9/14/2004	9/13/2012	3	1491	1350	LesMines Opinaca Ltée	100
13187	Eleonore	33C09	16	41	52	Active	2/12/2004	2/11/2012	3	1806	1350	LesMines Opinaca Ltée	100
13191	Eleonore	33C09	17	41	52	Active	2/12/2004	2/11/2012	3	1806	1350	LesMines Opinaca Ltée	100
1028885	Eleonore	33C09	19	41	52	Active	9/22/2001	9/21/2013	5	4381	1800	LesMines Opinaca Ltée	100
1028893	Eleonore	33C09	20	41	52	Active	9/22/2001	9/21/2013	5	1150	1800	LesMines Opinaca Ltée	100
1028908	Eleonore	33C09	21	41	52	Active	9/22/2001	9/21/2013	5	1150	1800	LesMines Opinaca Ltée	100
1042272	Eleonore	33C09	22	41	52	Active	12/12/2001	12/11/2013	5	2080	1800	LesMines Opinaca Ltée	100
1103422	Eleonore	33C09	23	41	52	Active	10/25/2002	10/24/2012	4	2836	1800	LesMines Opinaca Ltée	100
1105813	Eleonore	33C09	24	41	52	Active	11/28/2002	11/27/2012	4	1872	1800	LesMines Opinaca Ltée	100
36740	Eleonore	33C09	25	41	52	Active	9/14/2004	9/13/2012	3	900	1350	LesMines Opinaca Ltée	100
36747	Eleonore	33C09	26	41	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36754	Eleonore	33C09	27	41	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13182	Eleonore	33C09	15	42	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13188	Eleonore	33C09	16	42	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13192	Eleonore	33C09	17	42	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13195	Eleonore	33C09	18	42	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
1028886	Eleonore	33C09	19	42	52	Active	9/22/2001	9/21/2013	5	2121	1800	LesMines Opinaca Ltée	100
1028894	Eleonore	33C09	20	42	52	Active	9/22/2001	9/21/2013	5	3719	1800	LesMines Opinaca Ltée	100
1028909	Eleonore	33C09	21	42	52	Active	9/22/2001	9/21/2013	5	3586	1800	LesMines Opinaca Ltée	100
1042273	Eleonore	33C09	22	42	52	Active	12/12/2001	12/11/2013	5	2686	1800	LesMines Opinaca Ltée	100
1103423	Eleonore	33C09	23	42	52	Active	10/25/2002	10/24/2012	4	4040	1800	LesMines Opinaca Ltée	100
1105814	Eleonore	33C09	24	42	52	Active	11/28/2002	11/27/2012	4	1872	1800	LesMines Opinaca Ltée	100
36741	Eleonore	33C09	25	42	52	Active	9/14/2004	9/13/2012	3	900	1350	LesMines Opinaca Ltée	100
36748	Eleonore	33C09	26	42	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36755	Eleonore	33C09	27	42	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13164	Eleonore	33C09	14	43	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13183	Eleonore	33C09	15	43	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13189	Eleonore	33C09	16	43	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13193	Eleonore	33C09	17	43	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13196	Eleonore	33C09	18	43	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
1028887	Eleonore	33C09	19	43	52	Active	9/22/2001	9/21/2013	5	8415	1800	LesMines Opinaca Ltée	100
1028895	Eleonore	33C09	20	43	52	Active	9/22/2001	9/21/2013	5	7785	1800	LesMines Opinaca Ltée	100
1028910	Eleonore	33C09	21	43	52	Active	9/22/2001	9/21/2013	5	3919	1800	LesMines Opinaca Ltée	100
1042274	Eleonore	33C09	22	43	52	Active	12/12/2001	12/11/2013	5	3918	1800	LesMines Opinaca Ltée	100
1103424	Eleonore	33C09	23	43	52	Active	10/25/2002	10/24/2012	4	3232	1800	LesMines Opinaca Ltée	100
1105815	Eleonore	33C09	24	43	52	Active	11/28/2002	11/27/2012	4	2274	1800	LesMines Opinaca Ltée	100
36742	Eleonore	33C09	25	43	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36749	Eleonore	33C09	26	43	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36756	Eleonore	33C09	27	43	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13165	Eleonore	33C09	14	44	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13184	Eleonore	33C09	15	44	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13190	Eleonore	33C09	16	44	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13194	Eleonore	33C09	17	44	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13197	Eleonore	33C09	18	44	52	Active	2/12/2004	2/11/2012	3	4081	1350	LesMines Opinaca Ltée	100
1028888	Eleonore	33C09	19	44	52	Active	9/22/2001	9/21/2013	5	10995	1800	LesMines Opinaca Ltée	100
1028896	Eleonore	33C09	20	44	52	Active	9/22/2001	9/21/2013	5	23925	1800	LesMines Opinaca Ltée	100
1028911	Eleonore	33C09	21	44	52	Active	9/22/2001	9/21/2013	5	15069	1800	LesMines Opinaca Ltée	100
1042275	Eleonore	33C09	22	44	52	Active	12/12/2001	12/11/2013	5	5123	1800	LesMines Opinaca Ltée	100
1103425	Eleonore	33C09	23	44	52	Active	10/25/2002	10/24/2012	4	3232	1800	LesMines Opinaca Ltée	100
1105816	Eleonore	33C09	24	44	52	Active	11/28/2002	11/27/2012	4	2607	1800	LesMines Opinaca Ltée	100
1105828	Eleonore	33C09	25	44	52	Active	11/28/2002	11/27/2012	4	2340	1800	LesMines Opinaca Ltée	100
6652	Eleonore	33C09	26	44	52	Active	11/12/2003	11/11/2013	4	1514	1800	LesMines Opinaca Ltée	100
36757	Eleonore	33C09	27	44	52	Active	9/14/2004	9/13/2012	3	1491	1350	LesMines Opinaca Ltée	100
13166	Eleonore	33C09	14	45	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13185	Eleonore	33C09	15	45	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13694	Eleonore	33C09	16	45	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13710	Eleonore	33C09	17	45	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13726	Eleonore	33C09	18	45	52	Active	2/26/2004	2/25/2012	3	7817	1350	LesMines Opinaca Ltée	100
1028889	Eleonore	33C09	19	45	52	Active	9/22/2001	9/21/2013	5	13691	1800	LesMines Opinaca Ltée	100
1028897	Eleonore	33C09	20	45	52	Active	9/22/2001	9/21/2013	5	12504	1800	LesMines Opinaca Ltée	100
1028912	Eleonore	33C09	21	45	52	Active	9/22/2001	9/21/2013	5	15996	1800	LesMines Opinaca Ltée	100
1042276	Eleonore	33C09	22	45	52	Active	12/12/2001	12/11/2013	5	7695	1800	LesMines Opinaca Ltée	100
1103426	Eleonore	33C09	23	45	52	Active	10/25/2002	10/24/2012	4	5200	1800	LesMines Opinaca Ltée	100
1105817	Eleonore	33C09	24	45	52	Active	11/28/2002	11/27/2012	4	6650	1800	LesMines Opinaca Ltée	100
1105829	Eleonore	33C09	25	45	52	Active	11/28/2002	11/27/2012	4	6292	1800	LesMines Opinaca Ltée	100
6653	Eleonore	33C09	26	45	52	Active	11/12/2003	11/11/2013	4	5250	1800	LesMines Opinaca Ltée	100
36758	Eleonore	33C09	27	45	52	Active	9/14/2004	9/13/2012	3	1491	1350	LesMines Opinaca Ltée	100
13167	Eleonore	33C09	14	46	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13186	Eleonore	33C09	15	46	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13695	Eleonore	33C09	16	46	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13711	Eleonore	33C09	17	46	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13727	Eleonore	33C09	18	46	52	Active	2/26/2004	2/25/2012	3	5559	1350	LesMines Opinaca Ltée	100
1042266	Eleonore	33C09	19	46	52	Active	12/12/2001	12/11/2013	5	4422	1800	LesMines Opinaca Ltée	100
1028898	Eleonore	33C09	20	46	52	Active	9/22/2001	9/21/2013	5	7438	1800	LesMines Opinaca Ltée	100
1028913	Eleonore	33C09	21	46	52	Active	9/22/2001	9/21/2013	5	9769	1800	LesMines Opinaca Ltée	100
1042277	Eleonore	33C09	22	46	52	Active	12/12/2001	12/11/2013	5	8882	1800	LesMines Opinaca Ltée	100
1103427	Eleonore	33C09	23	46	52	Active	10/25/2002	10/24/2012	4	5914	1800	LesMines Opinaca Ltée	100
1105818	Eleonore	33C09	24	46	52	Active	11/28/2002	11/27/2012	4	7364	1800	LesMines Opinaca Ltée	100
1105830	Eleonore	33C09	25	46	52	Active	11/28/2002	11/27/2012	4	6292	1800	LesMines Opinaca Ltée	100
6654	Eleonore	33C09	26	46	52	Active	11/12/2003	11/11/2013	4	3482	1800	LesMines Opinaca Ltée	100
36759	Eleonore	33C09	27	46	52	Active	9/14/2004	9/13/2012	3	1491	1350	LesMines Opinaca Ltée	100
13150	Eleonore	33C09	13	47	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13168	Eleonore	33C09	14	47	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13680	Eleonore	33C09	15	47	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13696	Eleonore	33C09	16	47	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13712	Eleonore	33C09	17	47	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13728	Eleonore	33C09	18	47	52	Active	2/26/2004	2/25/2012	3	6049	1350	LesMines Opinaca Ltée	100
1042267	Eleonore	33C09	19	47	52	Active	12/12/2001	12/11/2013	5	4912	1800	LesMines Opinaca Ltée	100
1028899	Eleonore	33C09	20	47	52	Active	9/22/2001	9/21/2013	5	7438	1800	LesMines Opinaca Ltée	100
1028914	Eleonore	33C09	21	47	52	Active	9/22/2001	9/21/2013	5	7438	1800	LesMines Opinaca Ltée	100
1042278	Eleonore	33C09	22	47	52	Active	12/12/2001	12/11/2013	5	4422	1800	LesMines Opinaca Ltée	100
1103428	Eleonore	33C09	23	47	52	Active	10/25/2002	10/24/2012	4	6719	1800	LesMines Opinaca Ltée	100
1105819	Eleonore	33C09	24	47	52	Active	11/28/2002	11/27/2012	4	7854	1800	LesMines Opinaca Ltée	100
1105831	Eleonore	33C09	25	47	52	Active	11/28/2002	11/27/2012	4	7187	1800	LesMines Opinaca Ltée	100
6655	Eleonore	33C09	26	47	52	Active	11/12/2003	11/11/2013	4	3482	1800	LesMines Opinaca Ltée	100
36760	Eleonore	33C09	27	47	52	Active	9/14/2004	9/13/2012	3	1491	1350	LesMines Opinaca Ltée	100
13151	Eleonore	33C09	13	48	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13169	Eleonore	33C09	14	48	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13681	Eleonore	33C09	15	48	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13697	Eleonore	33C09	16	48	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13713	Eleonore	33C09	17	48	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13729	Eleonore	33C09	18	48	52	Active	2/26/2004	2/25/2012	3	4844	1350	LesMines Opinaca Ltée	100
1042268	Eleonore	33C09	19	48	52	Active	12/12/2001	12/11/2013	5	3708	1800	LesMines Opinaca Ltée	100
1028900	Eleonore	33C09	20	48	52	Active	9/22/2001	9/21/2013	5	7438	1800	LesMines Opinaca Ltée	100
1028915	Eleonore	33C09	21	48	52	Active	9/22/2001	9/21/2013	5	7438	1800	LesMines Opinaca Ltée	100
1042279	Eleonore	33C09	22	48	52	Active	12/12/2001	12/11/2013	5	3739	1800	LesMines Opinaca Ltée	100
1103429	Eleonore	33C09	23	48	52	Active	10/25/2002	10/24/2012	4	6719	1800	LesMines Opinaca Ltée	100
1105820	Eleonore	33C09	24	48	52	Active	11/28/2002	11/27/2012	4	5779	1800	LesMines Opinaca Ltée	100
1105832	Eleonore	33C09	25	48	52	Active	11/28/2002	11/27/2012	4	7989	1800	LesMines Opinaca Ltée	100
6656	Eleonore	33C09	26	48	52	Active	11/12/2003	11/11/2013	4	3482	1800	LesMines Opinaca Ltée	100
1129597	Eleonore	33C09	27	48	52	Active	2/12/2004	2/11/2012	3	2719	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
36767	Eleonore	33C09	28	48	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13152	Eleonore	33C09	13	49	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13170	Eleonore	33C09	14	49	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13682	Eleonore	33C09	15	49	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13698	Eleonore	33C09	16	49	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13714	Eleonore	33C09	17	49	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13730	Eleonore	33C09	18	49	52	Active	2/26/2004	2/25/2012	3	4844	1350	LesMines Opinaca Ltée	100
1042269	Eleonore	33C09	19	49	52	Active	12/12/2001	12/11/2013	5	3708	1800	LesMines Opinaca Ltée	100
1016890	Eleonore	33C09	20	49	52	Active	5/9/2001	5/8/2013	5	7475	1800	LesMines Opinaca Ltée	100
1016892	Eleonore	33C09	21	49	52	Active	5/9/2001	5/8/2013	5	7475	1800	LesMines Opinaca Ltée	100
1042280	Eleonore	33C09	22	49	52	Active	12/12/2001	12/11/2013	5	4020	1800	LesMines Opinaca Ltée	100
1103430	Eleonore	33C09	23	49	52	Active	10/25/2002	10/24/2012	4	7402	1800	LesMines Opinaca Ltée	100
1105821	Eleonore	33C09	24	49	52	Active	11/28/2002	11/27/2012	4	116769	1800	LesMines Opinaca Ltée	100
1105833	Eleonore	33C09	25	49	52	Active	11/28/2002	11/27/2012	4	326727	1800	LesMines Opinaca Ltée	100
6657	Eleonore	33C09	26	49	52	Active	11/12/2003	11/11/2013	4	3972	1800	LesMines Opinaca Ltée	100
1129598	Eleonore	33C09	27	49	52	Active	2/12/2004	2/11/2012	3	3209	1350	LesMines Opinaca Ltée	100
36768	Eleonore	33C09	28	49	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13153	Eleonore	33C09	13	50	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13171	Eleonore	33C09	14	50	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13683	Eleonore	33C09	15	50	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13699	Eleonore	33C09	16	50	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13715	Eleonore	33C09	17	50	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13731	Eleonore	33C09	18	50	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
1042270	Eleonore	33C09	19	50	52	Active	12/12/2001	12/11/2013	5	2132	1800	LesMines Opinaca Ltée	100
1016891	Eleonore	33C09	20	50	52	Active	5/9/2001	5/8/2013	5	7475	1800	LesMines Opinaca Ltée	100
1016893	Eleonore	33C09	21	50	52	Active	5/9/2001	5/8/2013	5	7475	1800	LesMines Opinaca Ltée	100
1028927	Eleonore	33C09	22	50	52	Active	9/22/2001	9/21/2013	5	6132	1800	LesMines Opinaca Ltée	100
1042281	Eleonore	33C09	23	50	52	Active	12/12/2001	12/11/2013	5	5226	1800	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
1105822	Eleonore	33C09	24	50	52	Active	11/28/2002	11/27/2012	4	5505372	1800	LesMines Opinaca Ltée	100
1105834	Eleonore	33C09	25	50	52	Active	11/28/2002	11/27/2012	4	4876397	1800	LesMines Opinaca Ltée	100
6658	Eleonore	33C09	26	50	52	Active	11/12/2003	11/11/2013	4	112369	1800	LesMines Opinaca Ltée	100
1129599	Eleonore	33C09	27	50	52	Active	2/12/2004	2/11/2012	3	3209	1350	LesMines Opinaca Ltée	100
36769	Eleonore	33C09	28	50	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13154	Eleonore	33C09	13	51	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13172	Eleonore	33C09	14	51	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13684	Eleonore	33C09	15	51	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13700	Eleonore	33C09	16	51	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13716	Eleonore	33C09	17	51	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13732	Eleonore	33C09	18	51	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
13742	Eleonore	33C09	19	51	52	Active	2/26/2004	2/25/2012	3	4996	1350	LesMines Opinaca Ltée	100
13752	Eleonore	33C09	20	51	52	Active	2/26/2004	2/25/2012	3	4995	1350	LesMines Opinaca Ltée	100
1028916	Eleonore	33C09	21	51	52	Active	9/22/2001	9/21/2013	5	2622	1800	LesMines Opinaca Ltée	100
1028928	Eleonore	33C09	22	51	52	Active	9/22/2001	9/21/2013	5	3305	1800	LesMines Opinaca Ltée	100
1028936	Eleonore	33C09	23	51	52	Active	9/22/2001	9/21/2013	5	4912	1800	LesMines Opinaca Ltée	100
1105823	Eleonore	33C09	24	51	52	Active	11/28/2002	11/27/2012	4	2431477	1800	LesMines Opinaca Ltée	100
1105835	Eleonore	33C09	25	51	52	Active	11/28/2002	11/27/2012	4	5489825	1800	LesMines Opinaca Ltée	100
6659	Eleonore	33C09	26	51	52	Active	11/12/2003	11/11/2013	4	6006	1800	LesMines Opinaca Ltée	100
1129600	Eleonore	33C09	27	51	52	Active	2/12/2004	2/11/2012	3	3209	1350	LesMines Opinaca Ltée	100
36770	Eleonore	33C09	28	51	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13155	Eleonore	33C09	13	52	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13173	Eleonore	33C09	14	52	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13685	Eleonore	33C09	15	52	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13701	Eleonore	33C09	16	52	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13717	Eleonore	33C09	17	52	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13733	Eleonore	33C09	18	52	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
13743	Eleonore	33C09	19	52	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13753	Eleonore	33C09	20	52	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
1028917	Eleonore	33C09	21	52	52	Active	9/22/2001	9/21/2013	5	1799	1800	LesMines Opinaca Ltée	100
1028929	Eleonore	33C09	22	52	52	Active	9/22/2001	9/21/2013	5	2973	1800	LesMines Opinaca Ltée	100
1028937	Eleonore	33C09	23	52	52	Active	9/22/2001	9/21/2013	5	5220	1800	LesMines Opinaca Ltée	100
1105824	Eleonore	33C09	24	52	52	Active	11/28/2002	11/27/2012	4	115849	1800	LesMines Opinaca Ltée	100
1105836	Eleonore	33C09	25	52	52	Active	11/28/2002	11/27/2012	4	114780	1800	LesMines Opinaca Ltée	100
6660	Eleonore	33C09	26	52	52	Active	11/12/2003	11/11/2013	4	3972	1800	LesMines Opinaca Ltée	100
1129601	Eleonore	33C09	27	52	52	Active	2/12/2004	2/11/2012	3	2719	1350	LesMines Opinaca Ltée	100
36771	Eleonore	33C09	28	52	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13156	Eleonore	33C09	13	53	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13174	Eleonore	33C09	14	53	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13686	Eleonore	33C09	15	53	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13702	Eleonore	33C09	16	53	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13718	Eleonore	33C09	17	53	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13734	Eleonore	33C09	18	53	52	Active	2/26/2004	2/25/2012	3	4844	1350	LesMines Opinaca Ltée	100
13744	Eleonore	33C09	19	53	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
13754	Eleonore	33C09	20	53	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
1028918	Eleonore	33C09	21	53	52	Active	9/22/2001	9/21/2013	5	1799	1800	LesMines Opinaca Ltée	100
1028930	Eleonore	33C09	22	53	52	Active	9/22/2001	9/21/2013	5	2483	1800	LesMines Opinaca Ltée	100
1028938	Eleonore	33C09	23	53	52	Active	9/22/2001	9/21/2013	5	4730	1800	LesMines Opinaca Ltée	100
1105825	Eleonore	33C09	24	53	52	Active	11/28/2002	11/27/2012	4	115849	1800	LesMines Opinaca Ltée	100
1105837	Eleonore	33C09	25	53	52	Active	11/28/2002	11/27/2012	4	114780	1800	LesMines Opinaca Ltée	100
6661	Eleonore	33C09	26	53	52	Active	11/12/2003	11/11/2013	4	5515	1800	LesMines Opinaca Ltée	100
1129602	Eleonore	33C09	27	53	52	Active	2/12/2004	2/11/2012	3	2719	1350	LesMines Opinaca Ltée	100
36772	Eleonore	33C09	28	53	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13157	Eleonore	33C09	13	54	52	Active	2/12/2004	2/11/2012	3	2876	1350	LesMines Opinaca Ltée	100
13175	Eleonore	33C09	14	54	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13687	Eleonore	33C09	15	54	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13703	Eleonore	33C09	16	54	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13719	Eleonore	33C09	17	54	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13735	Eleonore	33C09	18	54	52	Active	2/26/2004	2/25/2012	3	6613	1350	LesMines Opinaca Ltée	100
13745	Eleonore	33C09	19	54	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
13755	Eleonore	33C09	20	54	52	Active	2/26/2004	2/25/2012	3	4354	1350	LesMines Opinaca Ltée	100
13762	Eleonore	33C09	21	54	52	Active	2/26/2004	2/25/2012	3	4996	1350	LesMines Opinaca Ltée	100
1105802	Eleonore	33C09	22	54	52	Active	11/28/2002	11/27/2012	4	5560	1800	LesMines Opinaca Ltée	100
1105807	Eleonore	33C09	23	54	52	Active	11/28/2002	11/27/2012	4	7405	1800	LesMines Opinaca Ltée	100
1105826	Eleonore	33C09	24	54	52	Active	11/28/2002	11/27/2012	4	9620	1800	LesMines Opinaca Ltée	100
1105838	Eleonore	33C09	25	54	52	Active	11/28/2002	11/27/2012	4	8416	1800	LesMines Opinaca Ltée	100
6662	Eleonore	33C09	26	54	52	Active	11/12/2003	11/11/2013	4	7774	1800	LesMines Opinaca Ltée	100
1129603	Eleonore	33C09	27	54	52	Active	2/12/2004	2/11/2012	3	2719	1350	LesMines Opinaca Ltée	100
36773	Eleonore	33C09	28	54	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13176	Eleonore	33C09	14	55	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13688	Eleonore	33C09	15	55	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13704	Eleonore	33C09	16	55	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13720	Eleonore	33C09	17	55	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13736	Eleonore	33C09	18	55	52	Active	2/26/2004	2/25/2012	3	2876	1350	LesMines Opinaca Ltée	100
13746	Eleonore	33C09	19	55	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13756	Eleonore	33C09	20	55	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13763	Eleonore	33C09	21	55	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
1105803	Eleonore	33C09	22	55	52	Active	11/28/2002	11/27/2012	4	2007	1800	LesMines Opinaca Ltée	100
1105808	Eleonore	33C09	23	55	52	Active	11/28/2002	11/27/2012	4	5751	1800	LesMines Opinaca Ltée	100
1105827	Eleonore	33C09	24	55	52	Active	11/28/2002	11/27/2012	4	5958	1800	LesMines Opinaca Ltée	100
1105839	Eleonore	33C09	25	55	52	Active	11/28/2002	11/27/2012	4	5959	1800	LesMines Opinaca Ltée	100
6663	Eleonore	33C09	26	55	52	Active	11/12/2003	11/11/2013	4	3547	1800	LesMines Opinaca Ltée	100
36761	Eleonore	33C09	27	55	52	Active	9/14/2004	9/13/2012	3	1491	1350	LesMines Opinaca Ltée	100
36774	Eleonore	33C09	28	55	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
13177	Eleonore	33C09	14	56	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
13689	Eleonore	33C09	15	56	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13705	Eleonore	33C09	16	56	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13721	Eleonore	33C09	17	56	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13737	Eleonore	33C09	18	56	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13747	Eleonore	33C09	19	56	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13757	Eleonore	33C09	20	56	52	Active	2/26/2004	2/25/2012	3	3027	1350	LesMines Opinaca Ltée	100
13764	Eleonore	33C09	21	56	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
1105804	Eleonore	33C09	22	56	52	Active	11/28/2002	11/27/2012	4	2007	1800	LesMines Opinaca Ltée	100
1105809	Eleonore	33C09	23	56	52	Active	11/28/2002	11/27/2012	4	5751	1800	LesMines Opinaca Ltée	100
6648	Eleonore	33C09	24	56	52	Active	11/12/2003	11/11/2013	4	3856	1800	LesMines Opinaca Ltée	100
6650	Eleonore	33C09	25	56	52	Active	11/12/2003	11/11/2013	4	3856	1800	LesMines Opinaca Ltée	100
6664	Eleonore	33C09	26	56	52	Active	11/12/2003	11/11/2013	4	3856	1800	LesMines Opinaca Ltée	100
36762	Eleonore	33C09	27	56	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36775	Eleonore	33C09	28	56	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13690	Eleonore	33C09	15	57	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13706	Eleonore	33C09	16	57	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13722	Eleonore	33C09	17	57	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13738	Eleonore	33C09	18	57	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13748	Eleonore	33C09	19	57	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13758	Eleonore	33C09	20	57	52	Active	2/26/2004	2/25/2012	3	5061	1350	LesMines Opinaca Ltée	100
13765	Eleonore	33C09	21	57	52	Active	2/26/2004	2/25/2012	3	4420	1350	LesMines Opinaca Ltée	100
1105805	Eleonore	33C09	22	57	52	Active	11/28/2002	11/27/2012	4	4040	1800	LesMines Opinaca Ltée	100
1105810	Eleonore	33C09	23	57	52	Active	11/28/2002	11/27/2012	4	3905	1800	LesMines Opinaca Ltée	100
6649	Eleonore	33C09	24	57	52	Active	11/12/2003	11/11/2013	4	3215	1800	LesMines Opinaca Ltée	100
6651	Eleonore	33C09	25	57	52	Active	11/12/2003	11/11/2013	4	1181	1800	LesMines Opinaca Ltée	100
6665	Eleonore	33C09	26	57	52	Active	11/12/2003	11/11/2013	4	3215	1800	LesMines Opinaca Ltée	100
36763	Eleonore	33C09	27	57	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
36776	Eleonore	33C09	28	57	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13691	Eleonore	33C09	15	58	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13707	Eleonore	33C09	16	58	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13723	Eleonore	33C09	17	58	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13739	Eleonore	33C09	18	58	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13749	Eleonore	33C09	19	58	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
13759	Eleonore	33C09	20	58	52	Active	2/26/2004	2/25/2012	3	5061	1350	LesMines Opinaca Ltée	100
13766	Eleonore	33C09	21	58	52	Active	2/26/2004	2/25/2012	3	4420	1350	LesMines Opinaca Ltée	100
1105806	Eleonore	33C09	22	58	52	Active	11/28/2002	11/27/2012	4	3357	1800	LesMines Opinaca Ltée	100
1105811	Eleonore	33C09	23	58	52	Active	11/28/2002	11/27/2012	4	3905	1800	LesMines Opinaca Ltée	100
36736	Eleonore	33C09	24	58	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36743	Eleonore	33C09	25	58	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36750	Eleonore	33C09	26	58	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36764	Eleonore	33C09	27	58	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36777	Eleonore	33C09	28	58	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13760	Eleonore	33C09	20	59	52	Active	2/26/2004	2/25/2012	3	5061	1350	LesMines Opinaca Ltée	100
13767	Eleonore	33C09	21	59	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
1129593	Eleonore	33C09	22	59	52	Active	2/12/2004	2/11/2012	3	4420	1350	LesMines Opinaca Ltée	100
1129595	Eleonore	33C09	23	59	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100
36737	Eleonore	33C09	24	59	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36744	Eleonore	33C09	25	59	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36751	Eleonore	33C09	26	59	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36765	Eleonore	33C09	27	59	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36778	Eleonore	33C09	28	59	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
13761	Eleonore	33C09	20	60	52	Active	2/26/2004	2/25/2012	3	5061	1350	LesMines Opinaca Ltée	100
13768	Eleonore	33C09	21	60	52	Active	2/26/2004	2/25/2012	3	2386	1350	LesMines Opinaca Ltée	100
1129594	Eleonore	33C09	22	60	52	Active	2/12/2004	2/11/2012	3	4420	1350	LesMines Opinaca Ltée	100
1129596	Eleonore	33C09	23	60	52	Active	2/12/2004	2/11/2012	3	2386	1350	LesMines Opinaca Ltée	100

Appendix A

Claim Name	PROPERTY NAME	NTS	ROW	COL.	AREA (ha)	STATUS	Date of Grant	Expiry Date	Nb of Renewal	Credits ($)	Work Req. ($)	Owner	%
36738	Eleonore	33C09	24	60	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36745	Eleonore	33C09	25	60	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36752	Eleonore	33C09	26	60	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36766	Eleonore	33C09	27	60	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
36779	Eleonore	33C09	28	60	52	Active	9/14/2004	9/13/2012	3	1800	1350	LesMines Opinaca Ltée	100
2234530	ROAD	33C09	29	8	52	Active	5/19/2010	5/18/2012	0	1159	135	LesMines Opinaca Ltée	100
2185700	ROAD	33C09	29	9	52	Active	7/27/2009	7/26/2013	1	349	450	LesMines Opinaca Ltée	100
2268091	ROAD	33C15	2	52	52	Active	1/18/2011	1/17/2013	0	0	135	LesMines Opinaca Ltée	100
2268092	ROAD	33C15	2	53	52	Active	1/18/2011	1/17/2013	0	0	135	LesMines Opinaca Ltée	100

Appendix A